Exhibit 2.1
EXECUTION VERSION
Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote omissions.
ASSET PURCHASE AGREEMENT
BY AND AMONG
BROADCOM CORPORATION,
BROADCOM INTERNATIONAL LIMITED,
and
ADVANCED MICRO DEVICES, INC.
Dated as of August 25, 2008

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TABLE OF EXHIBITS AND PRINCIPAL SCHEDULES

Exhibit A	—	Form of China Asset Purchase Agreement
Exhibit B	—	Form of India Asset Purchase Agreement
Exhibit C	—	Form of Japan Asset Purchase Agreement
Exhibit D	—	Form of Korea Asset Purchase Agreement
Exhibit E	—	Forms of Bill of Sale
Exhibit F	—	Form of Patent Assignment
Exhibit G	—	Form of Trademark Assignment
Exhibit H	—	Form of Copyright Assignment
Exhibit I	—	Form of Assignment and Assumption Agreement
Exhibit J.1	—	Form of Seller Counsel Legal Opinions
Exhibit J.2	—	Form of Purchaser Counsel Legal Opinions
Exhibit K.1, K.2, K.3	—	Forms of Intellectual Property License Agreements
Exhibit L	—	Form of Transition Services Agreement
Exhibit M	—	Forms of Real Property Transfer Agreements
Exhibit N	—	Election for Restrictive Covenants

Schedule 1.1(a)	Assigned Leasehold and Subleasehold Interests
Schedule 1.1(b)	Purchased Registered Intellectual Property Rights
Schedule 1.1(c)	Listed Purchased Technology
Schedule 1.1(d)	Assigned Contracts
Schedule 1.1(e)	Assigned Prepayments
Schedule 1.1(f)	Assigned Permits and Approvals
Schedule 1.1(g)	Purchased Furniture and Equipment
Schedule 1.1(h)	Purchased Inventory
Schedule 1.1(i)	Assigned Warranty Rights
Schedule 1.1(j)	Assigned Insurance Proceeds
Schedule 1.1(m)	Separation Plan Assets
Schedule 1.2(a)	Excluded Contracts
Schedule 1.2(h)	Other Excluded Assets and Properties
Schedule 1.6	Purchase Price Flow of Funds by Jurisdiction
Schedule 2.9	Litigation
Schedule 4.1	Conduct of Business
Schedule 5.7(a)	List of Certain Business Employees
Schedule 6.3(d)	Certain Required Third Party Consents, Waivers and Approvals
Schedules 6.3(h)	Required employees
Schedule 10.1(CBP)	List of Current Business Products
Schedule 10.1(K)	List of Persons with Knowledge
Schedule 10.1(RBP)	Roadmap of Business Products
Schedule 10.1(PBP)	List of Certain Past Business Products
Broadcom Corporation agrees to furnish supplementally a copy of any of the foregoing exhibits or schedules to the SEC upon request.

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ASSET PURCHASE AGREEMENT
     This ASSET PURCHASE AGREEMENT (together with the Disclosure Schedules and the other schedules and exhibits hereto, the “Agreement”) is made and entered into as of August 25, 2008, by and among Broadcom Corporation, a California corporation (“Purchaser”), Broadcom International Limited, an exempted company organized and existing under the laws of the Cayman Islands (“BIL”), and Advanced Micro Devices, Inc., a Delaware corporation (“Seller”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 10.
RECITALS
     A. Seller, through its Consumer Electronics Group, is engaged, directly and through certain of its Subsidiaries, in the Business.
     B. Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, certain of the assets of Seller and its Subsidiaries, on the terms and subject to the conditions set forth herein.
     C. Seller and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement, and concurrently herewith are executing and delivering Intellectual Property License Agreements in the forms annexed hereto as Exhibits K.1, K.2 and K.3, the licenses granted therein to be subject to the consummation of the transactions contemplated by this Agreement and to be effective from and after the Effective Time.
     D. A portion of the cash consideration otherwise payable by Purchaser pursuant to this Agreement will be placed into escrow by Purchaser, the release of which will be contingent upon certain events and conditions, all as set forth in Article 1 and Article 7.
     NOW, THEREFORE, in consideration of the premises, and the covenants, promises, representations and warranties set forth herein, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties), intending to be legally bound hereby, the parties agree as follows:
ARTICLE 1.
PURCHASE AND SALE OF ASSETS; CLOSING
     1.1 Purchase and Sale of Assets. At the Closing, on the terms and subject to the conditions set forth in this Agreement (and, in the case of Assets and Properties located in the People’s Republic of China, in the China Asset Purchase Agreement, in the case of Assets and Properties located in India, in the India Asset Purchase Agreement, in the case of Assets and Properties located in Korea, in the Korea Asset Purchase Agreement, and, in the case of Assets and Properties located in Japan, in the Japan Asset Purchase Agreement), BIL (and/or one or more Subsidiaries of BIL, as designated by BIL prior to the Closing) shall purchase, acquire and accept from Seller and its Subsidiaries, and Seller shall (and shall cause each applicable Subsidiary of Seller to) sell, transfer, assign, convey and deliver to BIL (and/or one or more Subsidiaries of BIL, as designated by BIL prior to the Closing), all right, title and interest held by

Seller and its Subsidiaries in, to and under all of the Assets and Properties described in Section 1.1(b) and Section 1.1(c) (or such portion thereof or such fractional interest therein as BIL shall designate prior to the Closing) and Purchaser shall (and shall cause its designated Subsidiaries to) purchase, acquire and accept from Seller and its Subsidiaries, and Seller shall (and shall cause each applicable Subsidiary of Seller to) sell, transfer, assign, convey and deliver to Purchaser and its designated Subsidiaries, all right, title and interest held by Seller and its Subsidiaries in, to and under all of the Assets and Properties (other than the Assets and Properties described in Section 1.1(b) and Section 1.1(c), or the portion thereof or fractional interest therein, purchased by BIL or Subsidiaries of BIL), wherever situated and of whatever kind and nature (whether real or personal, tangible or intangible, and whether or not reflected on the books and records of Seller or any of its Subsidiaries or Affiliates), that, other than the Excluded Assets, are primarily related to (or are otherwise required for the operation of) the Business (provided, however, that with respect to the categories and types of Assets and Properties set forth in Sections 1.1(a), (b), (c), (d) and (m), only such Assets and Properties as specifically listed or described in such sections) (the “Purchased Assets”), free and clear of all Liens except for Permitted Exceptions, by delivery of one or more Bills of Sale in substantially the forms set forth in Exhibit E hereto, Patent assignments in substantially the forms set forth in Exhibit F hereto, trademark assignments in substantially the form set forth in Exhibit G hereto, copyright assignments in substantially the form set forth in Exhibit H hereto, an Assignment and Assumption Agreement in substantially the form of Exhibit I hereto, Real Property Transfer Agreements in substantially the form set forth in Exhibit M hereto (with such amendments, reasonably acceptable to Purchaser, BIL and Seller, as may be required to obtain applicable landlord consents thereto) and/or such other instruments of transfer and title as are contemplated by the China Asset Purchase Agreement, the India Asset Purchase Agreement, the Korea Asset Purchase Agreement and the Japan Asset Purchase Agreement or as Purchaser may otherwise reasonably request, in each case in form and substance reasonably acceptable to Purchaser, including each of the assets described in this Section 1.1, such sales, transfers, assignments, conveyances and deliveries to be effective immediately after midnight of the day on which the last of the acts constituting the Closing shall be completed (the “Effective Time”):
          (a) the leasehold and subleasehold interests of Seller and its Subsidiaries in the Business Real Properties listed in Schedule 1.1(a), and all right, title and interest held by Seller and its Subsidiaries in, to and under all tenant improvements therein and thereto (the “Assigned Leasehold and Subleasehold Interests”);
          (b) (i) the Registered Intellectual Property Rights listed in Schedule 1.1(b) (the “Purchased Registered Intellectual Property Rights”), and (ii) all other Intellectual Property Rights (other than Patents) exclusively related to the Business or to the extent otherwise covering the Purchased Technology (the “Other Purchased Intellectual Property Rights”);
          (c) (i) all versions of the Technology listed in Schedule 1.1(c) (whether or not such version is included in a Current Business Product existing on the date hereof) (“Listed Purchased Technology”), and (ii) all versions of all other Technology owned by Seller or its Subsidiaries that is exclusively related to the Business as of the Closing Date (the “Other Purchased Technology”);

          (d) the Contracts listed or described in Schedule 1.1(d) (but not, for the avoidance of doubt, Excluded Contracts as defined in Section 1.2) (the “Assigned Contracts”);
          (e) all goods and services and all other economic benefits to be received, directly or indirectly, by the Business subsequent to the Effective Time arising out of prepayments and payments by Seller and its Subsidiaries prior to the Effective Time, including the prepayments and payments listed in Schedule 1.1(e) (the “Assigned Prepayments”);
          (f) all Permits and Approvals (including all Environmental Permits) primarily related to or necessary for the operation of the Business or any of the Purchased Assets (to the extent such Permits and Approvals are transferable), including those listed in Schedule 1.1(f) (the “Assigned Permits and Approvals”);
          (g) all equipment (including work stations, computers, servers, routers, hardware emulators, third-party reference designs and laboratory equipment), furniture, furnishings, fixtures, machinery, vehicles, tools and tooling and other tangible personal property primarily related to (or otherwise necessary for the operation of) the Business (including all equipment, furniture, furnishings, fixtures, machinery, vehicles, tools and tooling and other tangible personal property used or held for use in the Business and all related warranties and guarantees, if any, whether express or implied, existing for the benefit of Seller or any of its Subsidiaries in connection therewith to the extent transferable), including the items listed in Schedule 1.1(g) (the “Purchased Furniture and Equipment”), it being understood and agreed that, for the avoidance of doubt, the following are not intended to be covered by this Section 1.1(g): (i) software tools which are addressed pursuant to Section 1.1(c) and Section 1.1(d) of this Agreement or the Transition Services Agreement and (ii) office equipment used by Non-transferring Employees;
          (h) all inventories of raw materials, work in process, finished goods and spare parts, office supplies, maintenance supplies, packaging materials, promotional materials and other similar inventory primarily related to the Business, including all such items listed in Schedule 1.1(h) (the “Purchased Inventory”);
          (i) to the extent such rights relate to any of the tangible Purchased Assets (but not to any Intellectual Property Rights or Technology), all rights of Seller and its Subsidiaries under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent related to any of the tangible Purchased Assets, including the rights listed in Schedule 1.1(i) (the “Assigned Warranty Rights”);
          (j) all property and casualty insurance proceeds, and all rights to property and casualty insurance proceeds, in each case to the extent received or receivable in respect of any of the Purchased Assets, including the proceeds and rights to proceeds listed in Schedule 1.1(j) (the “Assigned Insurance Proceeds”);
          (k) all Business Books and Records, subject to any restrictions imposed by applicable Law on the transfer of employee files, it being understood and agreed that where such Business Books and Records also relate to or are also required for the operation of the assets and businesses retained by Seller, Seller may retain the originals of any such Business Books and Records that relate primarily to other assets and businesses of Seller and may deliver copies thereof to Purchaser;

          (l) all Assets and Properties to be sold, assigned, transferred, conveyed, subleased, and delivered to Purchaser or a Subsidiary of Purchaser pursuant to the China Asset Purchase Agreement, the India Asset Purchase Agreement, the Korea Asset Purchase Agreement and the Japan Asset Purchase Agreement;
          (m) all Assets and Properties being transferred pursuant to the IT Separation Plan listed on Schedule 1.1(m) and the furniture, equipment and other Assets and Properties listed on Schedule 1.1(m) used by Continuing Employees who are members of Seller’s ASAT Group; and
          (n) the goodwill of the Business to the extent associated with the trademarks and service marks included in the Purchased Registered Intellectual Property Rights or otherwise exclusively related to the Business.
     1.2 Excluded Assets. Unless otherwise listed or described in any of the Asset Schedules, nothing herein shall be deemed to sell, transfer, assign or convey the Excluded Assets to Purchaser or any of its Subsidiaries, and Seller shall retain all right, title and interest in, to and under the Excluded Assets. “Excluded Assets” means each of the following assets:
          (a) any and all Contracts not expressly assigned to and assumed by Purchaser or a Subsidiary of Purchaser pursuant to this Agreement or any of the Ancillary Agreements, including collective bargaining agreements (if any) and the Contracts listed in Schedule 1.2(a) (the “Excluded Contracts”);
          (b) cash;
          (c) accounts receivable for the Business Products actually shipped by Seller and its Subsidiaries prior to the Effective Time in the ordinary course of business consistent with past practice;
          (d) personnel files for employees who are not Continuing Employees;
          (e) all Technology and Intellectual Property Rights other than the Purchased IP Assets. For the avoidance of doubt, “Excluded Assets” include any processor core or product that (i) is able to execute the object code of any AMD Processor, (ii) substantially utilizes the instruction set of any AMD Processor, (iii) has a programmer’s model that is substantially compatible with the programmer’s model of any AMD Processor, or (iv) is a chipset (Northbridge/Southbridge) for use with any AMD Processor;
          (f) Assets and Properties used primarily in the ASAT organization except the assets described in Section 1.1(b), Section 1.1(c), Schedule 1.1(d), Schedule 1.1(g) and/or Schedule 1.1(m);
          (g) Assets and Properties under any Seller Benefit Plans; and
          (h) Assets and Properties listed in Schedule 1.2(h).

     1.3 Assumption of Liabilities. At the Closing, on the terms and subject to the conditions set forth in this Agreement, Purchaser shall (or shall cause its designated Subsidiaries to) assume, effective as of the Closing, the following liabilities (collectively, the “Assumed Liabilities”) and no other liabilities, the assumption of such liabilities to be effective as of the Effective Time:
          (a) Liabilities that arise out of the ownership or use by Purchaser and its Subsidiaries of, or the exercise by Purchaser and its Subsidiaries of rights under, the Purchased Assets or the operation of the Business by Purchaser and its Subsidiaries (and that relate to periods) after the Effective Time (other than Liabilities that arise out of the use by Seller or any of its Subsidiaries of, or the exercise by Seller or any of its Subsidiaries of rights under, the Intellectual Property Rights or Technology licensed to Seller pursuant to the Intellectual Property License Agreements) (but including, for the avoidance of doubt, Liabilities that arise out of a continuation or recurrence of the facts or circumstances giving rise to the matters set forth in Schedule 2.9 to the extent (but only to the extent), if any, that such facts and circumstances continue or recur (and relate to periods) after the Effective Time and arise out of the ownership or use by Purchaser and its Subsidiaries of, or the exercise by Purchaser and its Subsidiaries or rights under, the Purchased Assets or the operation of the Business by Purchaser and its Subsidiaries);
          (b) Liabilities for severance (if any) payable to any Continuing Employee in the event of termination of such Continuing Employee’s employment with Purchaser and its Subsidiaries after the Effective Time, but only to the following extent and subject in each case to the following limitations: (i) if termination occurs more than thirty six (36) months after the Effective Time, Purchaser shall bear and be liable and responsible for the full amount of such severance (if any) payable to such Continuing Employee, and (ii) if termination occurs after the Effective Time and not more than thirty six (36) months after the Effective Time, Purchaser shall bear and be liable and responsible only for the portion of such severance amount that is calculated and payable based on the duration of such Continuing Employee’s post-Closing service to Purchaser and its Subsidiaries and shall not bear or be liable or responsible for the portion of such severance that is calculated or payable based on any period of pre-Closing service, such amounts to be calculated and paid, in each case, in accordance with the provisions of Section 5.7(g);
          (c) other Liabilities in respect of the Continuing Employees for events occurring, and for employment periods, after the Effective Time (it being understood and agreed, for the avoidance of doubt, that with respect to severance liabilities, in the event of conflict between the provisions of this Section 1.3(c) and Section 1.3(b), the provisions of Section 1.3(b) shall govern, control and prevail);
          (d) Liabilities for Taxes for which Purchaser is liable pursuant to Section 5.6;
          (e) Liabilities under the Assigned Contracts and the leases and subleases underlying the Assigned Leasehold and Subleasehold Interests that arise (and that relate to periods) after the Effective Time (it being understood and agreed, for the avoidance of doubt, that Purchaser assumes no Liability for breaches, defaults or nonperformance under any Assigned Contract or any lease or sublease underlying any of the Assigned Leasehold and Subleasehold Interests occurring prior to the Effective Time); provided, however that with respect to those premises that are occupied both by employees of Purchaser and by employees of Seller (or their respective Subsidiaries), such Liabilities shall be limited as provided under the applicable Real Property Transfer Agreement or the applicable provisions of the Transition Services Agreement or related statement of work;
          (f) Liabilities that arise out of the use by Purchaser or any of its Affiliates or any of its or their sublicensees of, or the exercise by Purchaser or any of its Affiliates or any of its or their sublicensees of rights under, the Intellectual Property Rights or Technology licensed to Purchaser pursuant to the Intellectual Property License Agreements; and
          (g) Liabilities in respect of any Action or Proceeding or claim to the extent arising out of, relating to, or otherwise in respect of Purchaser’s or its Subsidiaries’ operation of the Business or ownership of the Purchased Assets after the Effective Time.
     1.4 Retained Liabilities. Neither Purchaser nor BIL (nor any of their respective Subsidiaries) shall assume or be liable for any Retained Liabilities. Seller shall, and shall cause its Subsidiaries to, timely perform, satisfy and discharge all Retained Liabilities related to the Business in accordance with their respective terms. “Retained Liabilities” means all Liabilities of Seller and its Subsidiaries other than Assumed Liabilities, including all Liabilities in the following categories:
          (a) Liabilities that arise out of or relate to the ownership or use of, or the exercise of rights under, the Purchased Assets or the operation of the Business prior to the Effective Time (including, for the avoidance of doubt, Liabilities that arise out of, or relate to, the facts, claims, allegations or circumstances giving rise or related to the matters set forth on Schedule 2.9 and that relate to such period prior to the Effective Time);
          (b) Liabilities arising out of, relating to, or otherwise in respect of any of the Excluded Assets (other than Liabilities that arise out of the use by Purchaser or any of its Subsidiaries of, or the exercise by Purchaser or any of its Subsidiaries of rights under, the Intellectual Property Rights or Technology licensed to Purchaser pursuant to the Intellectual Property License Agreements);
          (c) Liabilities arising out of the ownership or use by Seller or any of its Subsidiaries of, or the exercise by Seller or any of its Subsidiaries of rights under, the Intellectual Property Rights or Technology covered by the Intellectual Property License Agreements;
          (d) Liabilities in respect of any and all products sold and/or services performed by Seller and its Subsidiaries prior to the Effective Time;
          (e) Liabilities in respect of Environmental Laws and Environmental Permits, and/or Releases of Hazardous Materials, in each case to the extent arising out of or otherwise related to (i) acts or omissions occurring prior to the Effective Time or the ownership, occupancy or operation by Seller or any of its Subsidiaries of the Business Real Property or any other real property of Seller or any of its Subsidiaries prior to the Effective Time, or any condition thereon, including (A) the Release prior to the Effective Time (or continuing Release, if existing as of the Effective Time) of any Hazardous Material, and (B) any noncompliance by Seller or any of its Subsidiaries with Environmental Laws, (ii) the Business or any of the Purchased Assets for any time period prior to the Effective Time, (iii) the Excluded Assets or any other real property formerly owned, operated, leased or otherwise used by Seller or any of its Subsidiaries, or (iv) the offsite transportation, storage disposal, treatment or recycling of Hazardous Material generated by or taken offsite by or on behalf of Seller or any of its Subsidiaries;
          (f) Liabilities for severance (if any) payable to any Continuing Employee in the event of termination of such Continuing Employee’s employment with Purchaser and its Subsidiaries within thirty six (36) months after the Effective Time, to the extent that such severance amount is calculated or payable based on the duration of such Continuing Employee’s pre-Closing service to Seller and its Subsidiaries or any of their predecessors in interest (it being understood and agreed, for the avoidance of doubt, that Seller shall not bear or be liable or responsible for the portion of such severance that is calculated or payable based on any period of post-Closing service to Purchaser and its Subsidiaries), such amounts to be calculated and paid, in each case, in accordance with the provisions of Section 5.7(g);
          (g) Liabilities arising out of, relating to or with respect to (i) the employment by Seller or any of its Subsidiaries of employees (including Liabilities for salary, wages, bonuses and other compensation) or the performance of services by such employees prior to the Effective Time, or termination of employment of any Business Employee by Seller or any of its Subsidiaries prior to the Effective Time, (ii) workers’ compensation claims against Seller or any of its Subsidiaries that relate to the Continuing Employees for the period prior to the Effective Time (or to other Business Employees for any period), regardless of whether such claims are made prior to or after the Effective Time, or (iii) any Seller Benefit Plan, including Liabilities arising under COBRA (regardless of when the Liability for such claims arise) (it being understood and agreed, for the avoidance of doubt, that with respect to severance liabilities, in the event of conflict between the provisions of Section 1.4(f) and this Section 1.4(g), the provisions of Section 1.4(f) shall govern, control and prevail);
          (h) Liabilities arising out of, under or in connection with any Contract that is not an Assigned Contract and, with respect to Assigned Contracts and the leases and subleases underlying the Assigned Leasehold and Subleasehold Interests, Liabilities in respect of a breach or nonperformance by or default of Seller or any of its Subsidiaries occurring or accruing under such Contracts or the leases or subleases underlying such Assigned Leasehold and Subleasehold Interests, or with respect to any period prior to the Effective Time;
          (i) Liabilities arising out of, under or in connection with any non-current accounts payable of Seller or any of its Subsidiaries, or accounts payable related to Assets and Properties that are not included in the Purchased Assets;
          (j) Liabilities for Taxes for which Seller and/or any of its Subsidiaries is liable pursuant to Section 5.6;
          (k) Liabilities in respect of any pending or threatened Action or Proceeding or claim to the extent arising out of, relating to, or otherwise in respect of (i) the operation of the

Business or the ownership of the Purchased Assets prior to the Effective Time, or (ii) any Excluded Asset;
          (l) Liabilities arising out of Indebtedness of Seller or any of its Subsidiaries;
          (m) Liabilities relating to amounts required to be paid by Seller hereunder;
          (n) Liabilities arising out of, relating to or with respect to WARN or similar applicable state, local and foreign laws arising out of the termination of employment of any Business Employee as a result of the transactions contemplated by this Agreement; and
          (o) Liabilities retained by Seller or any of its Subsidiaries pursuant to the China Asset Purchase Agreement, the India Asset Purchase Agreement, the Korea Asset Purchase Agreement or the Japan Asset Purchase Agreement, including Liabilities for customs and import duties and VAT under the Laws of the People’s Republic of China (or any Governmental or Regulatory Authority thereunder or subdivision thereof) relating to equipment and machinery currently under customs supervision and previously exempted on a bonded basis.
     1.5 Consideration. The aggregate consideration for the Purchased Assets shall consist of (i) cash in the amount of one hundred ninety two million eight hundred thousand dollars ($192,800,000), minus the value of employee-related expenses calculated in accordance with Section 5.7(d)(i) and Section 5.7(d)(iii) and subject to the provisions of Section 5.16 (the “Purchase Price”), and (ii) the assumption of the Assumed Liabilities.
     1.6 Closing.
          (a) Subject to the satisfaction of the conditions set forth in Article 6 (or the waiver thereof by the Party entitled to waive that condition), the closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities provided for in Article 1 (the “Closing”) shall take place at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 1117 California Avenue, Palo Alto, CA 94304 (or at such other place as the parties may designate in writing) at 10:00 a.m. (local time) on the second Business Day after satisfaction or waiver of the conditions set forth in Article 6 (other than conditions that by their nature are to be satisfied at the Closing), unless another time and/or date are agreed to in writing by the Parties. Notwithstanding the foregoing, and notwithstanding any other provision of this Agreement, if the immediately preceding sentence would require the Closing to occur (i) prior to October 15, 2008, then the Closing shall not occur prior to such date unless otherwise mutually agreed by Purchaser and Seller, (ii) after November 9, 2008 and before January 1, 2009, then the Closing shall not occur (and Purchaser and BIL shall not be required to consummate the transactions contemplated by this Agreement) until after January 1, 2009 unless Purchaser in its sole and absolute discretion agrees to an earlier date, and (iii) after January 1, 2009 and prior to January 15, 2009, then the Closing shall not occur (and Seller shall not be required to consummate the transactions contemplated by this Agreement) until January 15, 2009 unless Seller in its sole and absolute discretion agrees to an earlier date.
          (b) At the Closing: (i) Purchaser and BIL shall pay, and Purchaser shall cause the other Subsidiaries of Purchaser designated in Schedule 1.6 to pay, to Seller (in one or more payments, either directly or indirectly by causing an appropriate Subsidiary of Purchaser to pay to an appropriate Subsidiary of Seller, in accordance with Schedule 1.6) (such schedule to be agreed by the Parties no later than two (2) Business Days prior to the Closing) the cash Purchase Price prescribed by Section 1.5, minus the Escrow Amount and minus the Withheld Amount, if any, pursuant to Section 5.16, by wire transfer of immediately available funds to an account or accounts designated by Seller not less than two (2) Business Days before the Closing Date; (ii) Purchaser shall deliver to the Escrow Agent the Escrow Amount for deposit into the Escrow Fund and the Withheld Amount, if any, into a separate escrow fund (such fund as mutually agreed by Seller and Purchaser); and (iv) Purchaser shall deliver to Seller the Purchaser Closing Deliverables; and (v) Seller shall sell, transfer, assign, convey and deliver to Purchaser and BIL (and such other Subsidiaries of Purchaser as may be designated in Schedule 1.6) the respective Purchased Assets being acquired by them (as set forth in Section 1.1, the Foreign Asset Purchase Agreements, and the Bills of Sale) and (vi) Seller shall deliver copies of the Technology elements of the Licensed IP Assets to Purchaser, and (vii) Seller shall deliver to Purchaser the Seller Closing Deliverables, in each case, pursuant to Section 1.7 below.
          (c) The date on which the Closing is actually held (and, if held on more than one day, the date on which the Closing is actually completed) is referred to in this Agreement as the “Closing Date.” All transactions occurring at the Closing shall be deemed to occur simultaneously, and shall be effective as of the Effective Time.
     1.7 Delivery of Assets; Further Conveyances and Assumptions; Consent of Third Parties.
          (a) The parties hereto acknowledge and agree that all Purchased Technology and Technology elements of the Licensed IP Assets will be delivered at the Closing by electronic transmission and/or in physical form, in each case as Purchaser shall reasonably direct within five (5) calendar days prior to the Closing; provided, however, that the delivery of such Purchased Technology and of the Technology elements of the Licensed IP Assets shall be governed by the applicable provisions of the Transition Services Agreement (or related statement of work), to the extent (and only to the extent) expressly covered thereby and expressly enumerated therein. In addition, on the Closing Date, Seller shall deliver (i) to Purchaser at the site designated by Purchaser copies or originals of all Business Books and Records, Assigned Contracts, Assigned Permits and Approvals and (ii) at the locations designated by Purchaser all other Purchased Assets. With respect to any Purchased Assets that are computer software or are otherwise determined to constitute “prewritten programs” within the meaning of the California Sales and Use Tax Regulations (collectively, the “Purchased Software”), Purchaser and Seller shall (and, to the extent appropriate, Seller shall cause its Affiliates to) take all steps necessary to ensure that the transfer of the Purchased Software is not subject to California sales or use Tax, including transferring the Purchased Software either (i) by remote telecommunications (where Purchaser does not obtain possession of any tangible personal property, such as storage media, in connection with the transfer) or (ii) by Seller (and, to the extent appropriate, Seller’s Affiliates) installing the Purchased Software on Purchaser’s computers without providing any storage media to Purchaser in connection with the transfer.
          (b) From time to time following the Closing, Purchaser and Seller shall, and shall cause their respective Subsidiaries and Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases, assignments and such other instruments, and shall take such further actions, as may be reasonably necessary (i) to assure fully to Purchaser, BIL or any other Subsidiary of Purchaser acquiring Purchased Assets and their respective successors or assigns, the transfer to Purchaser and the ownership, possession and control by Purchaser of all of the Purchased Assets, (ii) to enable Purchaser, its Subsidiaries and its and their respective successors or assigns to exercise their license rights under the Intellectual Property License Agreements, including the delivery of the Technology elements of the Licensed IP Assets, (iii) otherwise to make effective the transactions contemplated by this Agreement, (iv) to assure fully to Seller the assumption by Purchaser of the Assumed Liabilities and otherwise to make effective the transactions contemplated by this Agreement, and (v) to seek to obtain for Purchaser, using commercially reasonable efforts, the benefits of the performance warranties, representations or guarantees received by Seller or any of its Subsidiaries pursuant to Contracts with third parties applicable to the Purchased Assets (including Technology); provided, however, that (x) the delivery of such Purchased Assets and of the Technology elements of the Licensed IP Assets shall be governed by the applicable provision of the Transition Services Agreement (or related statement of work), to the extent (and only to the extent) expressly covered thereby and expressly enumerated therein; (y) Seller shall deliver all the forms of the Technology elements of the Purchased Assets and of the Licensed IP Assets then in the possession of Seller, its Subsidiaries or Affiliates (including, by of example, the Source Code, object code and machine-executable forms of any Software), in accordance with Section 1.7(a); and (z) upon identification by either Party of any prior version of Technology included in the Purchased Assets previously undelivered, Seller shall deliver such version to Purchaser if such version then exists in Seller’s possession. In addition, Seller may retain copies of the relevant Technology elements of the Purchased IP Assets solely for purposes of enabling Seller and its Subsidiaries to exercise their license rights pursuant to the Intellectual Property License Agreements. In addition, to the extent that Purchaser received a copy, Purchaser shall, and shall cause its Subsidiaries to, take such further action as may be reasonably necessary to deliver copies of the Technology elements of the Purchased IP Assets to Seller and its Subsidiaries and Affiliates for purposes of enabling Seller and its Subsidiaries to exercise their license rights pursuant to the Intellectual Property License Agreements.
          (c) Nothing in this Agreement or in the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign (or enter into a sublease with respect to) any Purchased Asset, Contract underlying a consent required by Section 6.3(d), or other Contract, Permit (including any Environmental Permit), Approval, certificate, authorization or other right, which by its terms or by Law is nonassignable (or otherwise is prohibited) without the consent of a third party or a Governmental or Regulatory Authority or is cancelable by a third party in the event of an assignment (or sublease) (“Nonassignable Assets”) unless and until such consent shall have been obtained; provided, however that the Parties acknowledge and agree that the Real Property Transfer Agreements for Seller’s Assigned Leasehold and Subleasehold Interests in Frimley, United Kingdom and Shanghai, China shall be in the form of a real property license or similar occupancy agreement which shall not require the respective landlord’s consent, and Purchaser’s employees shall have the right to occupy such Nonassignable Assets in accordance with the terms and conditions of the Real Property Transfer Agreements applicable thereto. Seller and Purchaser shall, and shall cause each of its relevant Subsidiaries to, diligently and expeditiously take such action as is necessary or advisable to obtain such consents as promptly as reasonably practicable; provided, however, that all costs and expenses (other than costs and expenses of Seller’s legal counsel) of obtaining any such consent, including consents or renegotiations of any other Contract, Permit (including any Environmental Permit), Approval, certificate, authorization or other right constituting a consent required by Section 6.3(d) or other arrangement that the Parties mutually agree shall be delivered in connection with the transactions contemplated hereby, shall be the responsibility of Purchaser (it being understood and agreed that nothing herein shall require Purchaser, in connection with any such required consent or arrangement, (i) to pay or assume responsibility for any unreasonable cost or expense or (ii) agree to additional terms and conditions that are adverse to Purchaser in any material respect, in each case in connection with the applicable Contract, Permit, Approval, or other instrument to which such required consent relates). To the extent not prohibited by applicable Law and the terms of the Nonassignable Assets, in the event any such consents to assignment cannot be obtained, such Nonassignable Assets shall be held, from and after the Closing, by Seller and its Subsidiaries in trust for Purchaser and the covenants and obligations thereunder shall be performed by Purchaser in the name of Seller and its Subsidiaries and all benefits and obligations existing thereunder shall be for Purchaser’s account. Seller and its Subsidiaries shall take or cause to be taken at Purchaser’s expense such actions in its name or otherwise as Purchaser may reasonably request so as to provide Purchaser with the benefits of the Nonassignable Assets and to effect collection of money or other consideration that becomes due and payable under the Nonassignable Assets, and Seller and its Subsidiaries shall promptly pay over to Purchaser all money or other consideration received by any of them in respect of all Nonassignable Assets. From and after the Closing, Seller, on its own behalf and on behalf of its Subsidiaries, authorizes Purchaser, to the extent permitted by applicable Law and the terms of the Nonassignable Assets, at Purchaser’s expense, to perform all the obligations and receive all the benefits of Seller and its Subsidiaries under the Nonassignable Assets. If after the Closing any Nonassignable Asset becomes assignable (either because consent for the assignment thereof is obtained or otherwise), Seller shall promptly notify Purchaser and transfer and assign such previously Nonassignable Asset to Purchaser or a Subsidiary of Purchaser, as Purchaser shall designate.
          (d) From time to time following the Closing, Seller shall, and shall cause its Subsidiaries to, make available to Purchaser such non-confidential data in personnel records of Continuing Employees, to the extent (if any) such records have not theretofore been delivered to Purchaser as part of the Purchased Assets, as is reasonably necessary for Purchaser to transition such employees into Purchaser’s records; provided, however, that Seller shall have no obligation to make available any records the disclosure of which is prohibited by Law.
          (e) From time to time following the Closing, if Seller or any of its Subsidiaries receives any payment for products sold or shipped by Purchaser or any of its Subsidiaries or that is otherwise due or owing to Purchaser or any of its Subsidiaries, Seller shall as promptly as practicable (and in any event within ten (10) Business Days after discovery thereof) forward or remit such payment, or pay the amount of such payment, to Purchaser. From time to time following the Closing, if Purchaser or any of its Subsidiaries receives any payment for products sold or shipped by Seller or any of its Subsidiaries or that is otherwise due or owing to Seller or any of its Subsidiaries, Purchaser shall as promptly as practicable (and in any event within ten (10) Business Days after discovery thereof) forward or remit such payment, or pay the amount of such payment, to Seller.

     1.8 Bulk Sales Laws. Seller shall indemnify and hold harmless Purchaser and its Subsidiaries from and against any Liability associated with non-compliance with or under the Bulk Sales Act (Ontario) or any other “bulk sale,” “bulk transfer” or similar Law of any other jurisdiction that may be applicable to the transactions contemplated by this Agreement and the Ancillary Agreements. Subject to such indemnification, Purchaser hereby waives compliance by Seller and its Subsidiaries with the requirements and provisions of any “bulk transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser and its designated Subsidiaries.
     1.9 Purchase Price Allocation.
          (a) Purchaser and BIL shall use commercially reasonable efforts to prepare and deliver to Seller, within ninety (90) calendar days after the Closing Date, copies of Form 8594 under the Internal Revenue Code (and any comparable form under any applicable Tax Law of any other jurisdiction where any of the Purchased Assets are situated, by the date required by applicable Law) and any required exhibits thereto (the “Asset Acquisition Statement”) allocating the Purchase Price and the Assumed Liabilities among the Purchased Assets. Seller shall provide such cooperation to Purchaser and BIL as may be required for the preparation of such forms and as Purchaser and BIL may reasonably request. Thereafter Purchaser and BIL shall prepare and deliver to Seller from time to time revised copies of the Asset Acquisition Statement (the “Revised Statements”) so as to report any matters in the Asset Acquisition Statement that require revision as a result of any adjustment to the Purchase Price pursuant to this Agreement. If Seller disputes any calculation in the Asset Acquisition Statement or Revised Statements (as the case may be), Seller shall deliver written notice of its objection to Purchaser within ten (10) calendar days after delivery by Purchaser and BIL of the applicable Asset Acquisition Statement or Revised Statement to Seller, specifying in reasonable detail the items and amounts in dispute and the grounds for dispute. Seller, Purchaser and BIL shall promptly seek in good faith to resolve amicably such dispute within ten (10) calendar days, and if amicable resolution is not reached, either Party may refer the matter for determination to an Accountant, whose determination shall be final and binding. The fees and expenses of the Accountant shall be borne by the non-prevailing Party in such dispute.
          (b) The final allocation of the Purchase Price shall be final and binding upon the parties for all purposes, including the filing of all Tax Returns or other returns and the preparation of all financial statements and other documents and records, and the Purchase Price for the Purchased Assets shall be allocated in accordance with the Asset Acquisition Statement or, if applicable, the last Revised Statement, provided by Purchaser or BIL (as applicable) to Seller (or, if applicable, the Accountant’s determination), and all Tax Returns and reports filed by Purchaser, BIL and Seller shall be prepared consistently with such allocation, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Internal Revenue Code. The parties shall make jointly the necessary elections and execute and file, within the prescribed delays, the prescribed election forms and any other documents required to give effect to the foregoing and shall also prepare and file all of their respective Tax Returns in a manner consistent with such elections.
          (c) Notwithstanding the foregoing, to the extent that the Laws of any jurisdiction require that the portion of the Purchase Price allocated to the Purchased Assets located in such jurisdiction be fixed and determined at or prior to the Effective Time (or within any time period after the Effective Time that is shorter than the time period set forth in this Section 1.9(a)), Purchaser, BIL and Seller shall agree to the allocation of such portion prior to the Closing and shall execute and deliver at the Closing such documentation as may be required by (or sufficient under) applicable Law to memorialize and report such allocation. Notwithstanding the foregoing, Purchaser, BIL and Seller shall use commercially reasonable efforts to agree to the allocation of that portion of the Purchase Price allocated to the Purchased Assets located in each jurisdiction other than the United States and Canada at the Closing in connection with the form of Bill of Sale or local asset purchase agreement (if any) applicable to each such jurisdiction.
ARTICLE 2.
REPRESENTATIONS AND WARRANTIES OF
SELLER
     Seller hereby makes the following representations and warranties to Purchaser, except as otherwise set forth in the disclosure schedule and schedule of exceptions delivered by Seller herewith and dated as of the date hereof (the “Seller Disclosure Schedule”). The parties hereto agree that any reference in a particular section or subsection of the Seller Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties contained in the corresponding section and subsection of this Agreement and shall not be deemed to be an exception to (or, as applicable, a disclosure for purposes of) any other representation and warranty contained in this Agreement, unless the relevance of that reference as an exception to (or a disclosure for purposes of) such other representation and warranty is readily apparent from the face of such disclosure to a Person who has read only that reference and such other representation and warranty and Seller has used commercially reasonable efforts to provide express cross-references where applicable.
     2.1 Organization and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has full corporate power and authority to conduct the Business as presently conducted and to own, use, license and lease the Assets and Properties of the Business. Seller is duly qualified, licensed or admitted to do business and is in good standing as a foreign corporation in each jurisdiction in which such qualification, licensing or admission is necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, and in each case where the absence of which would not be reasonably likely to materially interfere with the operation of the Business or the Purchased Assets, or otherwise subject the Business or the Purchased Assets to Liability for violation of Law. Each Subsidiary of Seller that holds any of the Purchased Assets, each of which set forth in Section 2.1 of the Seller Disclosure Schedule, is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, as set forth in Section 2.1 of the Seller Disclosure Schedule, and has full corporate power and authority to conduct the Business as presently conducted and to own, use, license and lease its Assets and Properties. Each such Seller Subsidiary is duly qualified, licensed or admitted to do business and is in good standing as a foreign corporation in each jurisdiction in which the ownership, use, licensing or leasing of the Purchased Assets held by it, or the conduct of the portion of the Business conducted by it, makes such qualification, licensing or admission necessary, except for such qualifications, licenses or admissions the absence of which would not have a Business Material Adverse Effect.

     2.2 Authority Relative to this Agreement. Seller has full corporate power and corporate authority to execute and deliver this Agreement and the Ancillary Agreements to which Seller is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The board of directors of Seller (and, to the extent required by applicable Law or the organizational documents of each Subsidiary of Seller transferring any Assets and Properties pursuant to this Agreement or an Ancillary Agreement, each such Subsidiary of Seller and its shareholders) have approved this Agreement and the execution and delivery by Seller and each of its Subsidiaries of this Agreement and the Ancillary Agreements to which Seller or such Subsidiary is a party and the consummation by Seller and its Subsidiaries of the transactions contemplated hereby and thereby, and the performance by Seller and its Subsidiaries of its and their obligations hereunder and thereunder, have been duly and validly authorized by all necessary corporate action by Seller and such Subsidiary, as applicable, and no other action on the part of Seller or any of its Subsidiaries is required to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which Seller or any of its Subsidiaries is a party and the consummation by Seller and its Subsidiaries of the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements to which Seller or any of its Subsidiaries is a party have been or will be, as applicable, duly and validly executed and delivered by Seller or such Subsidiary, as applicable, and, assuming the due authorization, execution and delivery hereof (and, in the case of the Ancillary Agreements to which Purchaser or any of its Subsidiaries is a party, thereof) by Purchaser or its applicable Subsidiary, each constitutes or will constitute, as applicable, a legal, valid and binding obligation of Seller or such Subsidiary enforceable against Seller or such Subsidiary in accordance with its respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity. Seller has the power and authority to cause each of its applicable Subsidiaries to comply with the obligations contemplated in this Agreement and the Ancillary Agreements and to perform the transactions contemplated to be performed by such Subsidiaries pursuant to this Agreement and the Ancillary Agreements.
     2.3 Title to and Sufficiency of Purchased Assets. Seller and its Subsidiaries own, are in possession of, and have good title to each of the Purchased Assets and each of the Licensed IP Assets that they purport to own and valid leasehold interests in each of the Purchased Assets that they purport to lease, good title or valid license rights to each of the Licensed IP Assets that they purport to license, and valid rights under Contract with respect to the Purchased Assets that they purport to hold (or that arise) under Contracts, in each case free and clear of all Liens other than Permitted Exceptions and non-exclusive Licenses granted to customers and partners in the ordinary course of business consistent with past practice. The Purchased Assets, together with the Licensed IP Assets, constitute all of the material Assets and Properties used or held for use by Seller and its Subsidiaries in the Business and all of the Assets and Properties required for Purchaser to conduct the Business immediately after the Closing Date without interruption in the ordinary course of business as it has heretofore been conducted by Seller without giving effect to any changes in the conduct of the Business by Purchaser and its Subsidiaries. Purchaser acknowledges and agrees that the foregoing is not intended by either Party to address issues of infringement of third-party Intellectual Property Rights, which are addressed in Section 2.11 below. The Purchased Technology includes, in the aggregate, all material Technology that is exclusively related to the Business. Upon execution and delivery by Seller to Purchaser of the instruments of sale, assignment, transfer and conveyance referred to in Section 1.1, Purchaser will become the true and lawful owner of, and will receive good title to, the Purchased Assets, free and clear of all Liens other than Liens (if any) arising solely on account of Purchaser’s actions or omissions and other than licenses to which any of the Purchased IP Assets may be subject, as disclosed in Section 2.11(d)(i) of the Seller Disclosure Schedule. The Asset Schedules accurately set forth, for each material Purchased Asset, the location and whether such asset is owned by Seller or a Subsidiary of Seller, and, if owned by a Subsidiary, the identity and jurisdiction of organization of such Subsidiary. Schedules 10.1(CBP), 10.1(PBP) and 10.1(RBP), taken in the aggregate, set forth a true, correct and complete list of all of the past and present products commercialized, or products currently planned to be designed or developed for commercialization, by Seller or its Subsidiaries in the Purchaser Field.
     2.4 No Conflicts. The execution and delivery by Seller of this Agreement and the Ancillary Agreements to which Seller is a party do not, and Seller’s and its Subsidiaries’ performance of (or compliance with) their obligations under this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not:
          (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of Seller’s certificate of incorporation, bylaws or similar governing documents;
          (b) subject to (i) such filings as may be required under applicable state or federal securities Laws, and (ii) the making of such filings (if any) as may be required under the Competition Act (Canada), the Investment Canada Act, or antitrust, notification, merger control, and similar Laws of other jurisdictions, and the receipt of approvals and/or the expiration or early termination of any applicable waiting period thereunder or therefrom, conflict with or result in a violation or breach of any Law applicable to Seller or any of its Subsidiaries or any of its or their Assets or Properties;
          (c) subject to obtaining the consents and Approvals, making the filings and giving the notices set forth in Section 2.4(b), if any, conflict in any material respect with or result in a violation or breach, in any material respect, of any Law applicable to Seller or any of its Subsidiaries, the Business or any of the Purchased Assets; or
          (d) (i) conflict with or result in a violation or breach of, (ii) constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, (iii) require Seller or any of its Subsidiaries to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (v) result in or give to any Person any additional right or entitlement to any increased, additional, accelerated or guaranteed payment or performance under, (vi) result in the creation or imposition of (or the obligation to create or impose) any Lien (other than Permitted Exceptions) upon Seller or any of its Subsidiaries or any of the Purchased

Assets or any restriction on the Business under, or (vii) result in the loss of any material benefit under, any of the terms, conditions or provisions of any of the Assigned Contracts, any Lease Document underlying the Assigned Leasehold and Subleasehold Interests, any of the Assigned Permits and Approvals, any Contract underlying the Assigned Warranty Rights, any Contract underlying the Assigned Prepayments, any Contract underlying the Assigned Insurance Proceeds or any Contract underlying the Licensed IP Assets or affecting Seller’s ability to license the Licensed IP Assets to Purchaser as contemplated by the Intellectual Property License Agreements, in each case in any material respect.
     2.5 Books and Records; Organizational Documents. The Business Books and Records transferred hereunder are accurate and complete copies or originals in all material respects.
     2.6 Absence of Changes. From March 31, 2008 to the date of this Agreement, except as required by this Agreement or the Ancillary Agreements:
          (a) there has not been any Business Material Adverse Effect or any occurrence or event which, individually or in the aggregate, would be reasonably expected to have any Business Material Adverse Effect;
          (b) neither Seller nor any of its Subsidiaries has (i) entered into, terminated, amended in any material respect, or granted any material waiver (or agreed or made any commitment to enter into terminate, amend in any material respect or grant any material waiver) under any Contract that constitutes (or would, but for such action, constitute) an Assigned Contract or other Purchased Asset or which is material to the Business or Assumed Liabilities, or (ii) incurred any Liability in excess of two hundred fifty thousand dollars ($250,000), individually or in the aggregate, that constitutes an Assumed Liability;
          (c) neither Seller nor any of its Subsidiaries has entered into, approved or resolved to enter into any Contract (other than Licenses, which are addressed in Section 2.6(f) and Section 2.6(e)) involving (i) the sale, disposition or transfer of any of the Purchased Assets, other than the sales of finished Current Business Products in the ordinary course of the business, or (ii) any material restriction on the future conduct of the Business;
          (d) neither Seller nor any of its Subsidiaries has entered into, approved or resolved to enter into any Contract that (i) contains noncompetition restrictions, including any covenants limiting or purporting to limit the freedom of Seller or any of its Subsidiaries to compete in any material line of business or with any Person or in any area or which would limit the freedom of Purchaser or any of its Subsidiaries to compete in any material line of business after the Effective Time, (ii) grants any exclusive supply or distribution right for a Business Product in any territory, (iii) grants from Seller or any of its Subsidiaries any “most favored nation” or similar preferred pricing right to any of the customers of Seller or any of its Subsidiaries regarding any of the Business Products, or (iv) grants any right of first refusal, right of first negotiation or similar right with respect to any Business Product or any Purchased IP Asset, any Exclusively Licensed IP Asset in the field exclusively licensed to Purchaser and its Subsidiaries pursuant to the Intellectual Property License Agreements, or any Listed Licensed IP

Assets in any manner that would prevent the grant of the license to Purchaser and its Subsidiaries thereunder pursuant to the Intellectual Property License Agreements;
          (e) there has not been any sale, disposition, transfer or grant of any Lien (not including non-exclusive Licenses granted to customers and partners in the ordinary course of business consistent with past practice) or exclusive License to any Person of any right in, to or under (i) any Purchased IP Asset, (ii) any Exclusively Licensed IP Asset in the field exclusively licensed to Purchaser and its Subsidiaries pursuant to the Intellectual Property License Agreements, (iii) any Listed Licensed IP Asset in any manner that would prevent the grant of the license to Purchaser and its Subsidiaries thereunder pursuant to the Intellectual Property License Agreements, or (iv) any other Intellectual Property Rights or Technology that, but for such sale, disposition, transfer, Lien or exclusive License, would constitute part of (A) the Purchased IP Assets, (B) the Exclusively Licensed IP Assets or (C) the Listed Licensed IP Assets;
          (f) there has not been any grant of a License (i) of Purchased Assets or (ii) of Exclusively Licensed IP Assets in the field exclusively licensed to Purchaser and its Subsidiaries pursuant to the Intellectual Property License Agreements, in each case, other than non-exclusive Licenses of Software to customers and partners in the ordinary course of business consistent with past practice;
          (g) neither Seller nor any of its Subsidiaries has sold, transferred, disposed of, waived any right to, or leased to any other Person, mortgaged, pledged or incurred or suffered to exist any Lien, other than Permitted Exceptions, on, or terminated, accepted for surrender or failed to renew any lease or sublease of, any Asset and Property (excluding Intellectual Property Rights and Technology) that constitutes or, but for such action, would constitute a material Purchased Asset;
          (h) neither Seller nor any of its Subsidiaries has made or agreed to make any write-off or write-down, any determination to write-off or write-down, or revalue, any material Purchased Asset or any material portion of the Purchased Assets, or change any reserves or liabilities associated therewith;
          (i) neither Seller nor any of its Subsidiaries has failed to pay or otherwise satisfy any material Liability presently due and payable that is an Assumed Liability, except such Liabilities which are being contested in good faith by appropriate means or procedures and which, both individually and in the aggregate, are immaterial in amount;
          (j) neither Seller nor any of its Subsidiaries has granted, paid or made any commitment to grant or pay to any Business Employee any bonus, stay-put, severance, or termination payment or any other payment other than normal employee compensation in amounts established in the ordinary course of business;
          (k) neither Seller nor any of its Subsidiaries has granted or approved any increase of greater than five percent (5%) in salary, rate of commissions, rate of consulting fees or any other compensation of any Business Employee or any consultant providing services to the Business;

          (l) neither Seller nor any of its Subsidiaries has established or modified any target, goal, pool or similar provision under, or any salary range, increased guideline or similar provision in respect of, any Seller Benefit Plan, employment Contract or other employee compensation arrangement or independent contractor Contract or other compensation arrangement applicable to any Business Employee;
          (m) neither Seller nor any of its Subsidiaries has adopted, entered into, amended or modified in any material respect, or terminated (whether partially or completely), any Seller Benefit Plan affecting any Business Employee;
          (n) neither Seller nor any of its Subsidiaries has (i) made, changed or rescinded any material election in respect of any Tax relating to the Business or any of the Purchased Assets, adopted or changed any accounting or reporting method, policy or principle in respect of any material Tax relating to the Business or any of the Purchased Assets, (ii) entered into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settlement or compromise of any claim or assessment in respect of any material Tax relating to the Business or any of the Purchased Assets, (iii) consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Tax relating to the Business or any of the Purchased Assets with any Taxing Authority or otherwise, or (iv) failed to pay and discharge any material Tax relating to the Business or any of the Purchased Assets, except such Taxes which are being contested in good faith by appropriate means or procedures;
          (o) neither Seller nor any of its Subsidiaries has made any change in accounting policies, principles, methods, practices or procedures relating to any of the Purchased Assets or Assumed Liabilities (including for bad debts, contingent liabilities or otherwise, respecting capitalization or expense of research and development expenditures, depreciation or amortization rates or timing of recognition of income and expense), except for any such change required by reason of a concurrent change in GAAP;
          (p) neither Seller nor any of its Subsidiaries has commenced or terminated, or made any material change in, any line of business included in the Business;
          (q) neither Seller nor any of its Subsidiaries has failed to renew any material insurance policy covering the Business or any of the Purchased Assets; no material insurance policy of Seller or any of its Subsidiaries covering the Business or any of the Purchased Assets has been cancelled or materially amended;
          (r) there has been no non-renewal or material amendment of any of the Assigned Permits and Approvals or any of the leases or subleases underlying the Assigned Leasehold and Subleasehold Interests;
          (s) Seller and its Subsidiaries have taken all action reasonably necessary or appropriate (i) to procure, maintain, renew, extend or enforce any Seller Registered Intellectual Property Right that is (or, but for the failure to take such action, would be) included in the Purchased Registered Intellectual Property Rights, including submission of required documents or fees during the prosecution of patent, trademark or other applications for such Registered

Intellectual Property Right, and (ii) to reasonably protect, maintain or enforce each other Seller IP Asset that is (or, but for the failure to take such action, would be) included in the Other Purchased Intellectual Property Rights or the Purchased Technology;
          (t) neither Seller nor any of its Subsidiaries has taken any action with respect to the Business not in the ordinary course of business consistent with past practice (other than actions already addressed by other lettered subsections of this Section 2.6 and disclosed in Section 2.6 of the Seller Disclosure Schedule);
          (u) there has been no physical damage, destruction or other casualty loss (whether or not covered by insurance) affecting any of the Purchased Assets or any Assets and Properties that, but for such occurrence, would constitute Purchased Assets, except ordinary wear and tear; and
          (v) neither Seller nor any of its Subsidiaries has entered into or approved any agreement, commitment, arrangement or understanding, to do, permit, engage in or cause or having the effect of any of the foregoing.
     2.7 Business Financials; Asset Schedules; No Undisclosed Liabilities.
          (a) Attached to Section 2.7(a) of the Seller Disclosure Schedule is a correct and complete copy of the Unaudited Business Financials. The Unaudited Business Financials were prepared in all material respects in accordance with the books and records of Seller and its Subsidiaries and in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto as delivered to Purchaser prior to the date hereof) and fairly present, on a carve-out basis and incorporating certain additionally allocated costs for the respective periods presented, in all material respects the results of operations of the Business for the periods indicated, subject to normal year-end adjustments and the omission of footnotes. The Audited Business Financials will be prepared in all material respects in accordance with the books and records of Seller and its Subsidiaries and in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other, and fairly present, on a carve-out basis, in all material respects, as applicable, either (i) the assets acquired and liabilities assumed and the net revenues and direct expenses or (ii) the assets and liabilities, results of operations and cash flows, of the Business as of the dates and for the periods indicated, in each case on the basis described therein, subject, in the case of the Audited 2008 Business Financials, to normal year-end adjustments.
          (b) Attached to Section 2.7(b) of the Seller Disclosure Schedule is a correct and complete copy of the schedule of tangible Assets and Properties (including inventory) of the Business as of the date hereof. Such tangible asset schedule fairly reflects in all material respects the correct acquisition value, depreciation amount, and book value of the Assets and Properties (including inventory) listed therein.
          (c) Seller and its Subsidiaries make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect the acquisitions and dispositions of assets by Seller and its Subsidiaries. Neither Seller nor any of its Subsidiaries has any Liability

or Indebtedness related to the Business, the Purchased Assets or the Assumed Liabilities other than (i) Retained Liabilities, (ii) Liabilities that are fully reflected in, reserved against or otherwise detailed in the Unaudited Business Financials, and (iii) Liabilities incurred in the ordinary course of business of the Business since December 31, 2007 that are not material, either individually or in the aggregate, in amount.
     2.8 Taxes. Seller has filed all material Tax Returns required by Law to be filed and paid all material Taxes due (whether or not shown as due on such returns) in respect of the Business, the Purchased Assets and the employment of the Business Employees by Seller and its Subsidiaries, and shall transfer such Purchased Assets to Purchaser free and clear of all Liens relating to Taxes, except for Permitted Exceptions. The transactions contemplated by this Agreement do not involve a disposition of “taxable Canadian property” by a Person not resident in Canada for purposes of the Income Tax Act (Canada).
     2.9 Legal Proceedings. There is no Action or Proceeding pending or, to Seller’s knowledge, threatened against, relating to or affecting the Business or any of the Purchased Assets or Assumed Liabilities or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or any of the Ancillary Agreements. There is no fact or circumstance known to Seller that, either alone or together with other facts and circumstances, could reasonably be expected to give rise to any material Action or Proceeding against, relating to or affecting the Business or any of the Purchased Assets or Assumed Liabilities and Seller and its Subsidiaries have not received any written notice and otherwise do not have knowledge of any Order relating to or affecting, in any material respect, the Business or any of the Purchased Assets or Assumed Liabilities.
     2.10 Compliance with Laws and Orders.
          (a) Neither Seller nor any of its Subsidiaries, nor to Seller’s knowledge any of its or their respective directors, officers, agents or employees in his, her or its capacity as such, has violated in any material respect, or is currently in default or violation in any material respect under, any Law or Permit applicable to the Business or any of the Purchased Assets or Assumed Liabilities, and Seller has no knowledge of a written claim for such a violation. Seller and its Subsidiaries possess all material Permits and Approvals required by Law for the ownership and operation of the Purchased Assets and for the ownership and operation of the Business as currently conducted; and all such material Permits and Approvals are in full force and effect.
          (b) Without limiting the generality of the foregoing, neither Seller nor any of its Subsidiaries that are engaged in the Business, nor, to Seller’s knowledge, any agent, employee or other Person associated with or acting on behalf of the Business, has, directly or indirectly, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign from corporate funds, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended or Money Laundering Laws, or similar legislation in applicable jurisdictions or made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

     2.11 Intellectual Property.
          (a) Purchased Registered Intellectual Property Rights. Section 2.11(a) of the Seller Disclosure Schedule lists all proceedings or actions pending as of the date hereof before any court or tribunal (including the PTO or equivalent authority anywhere in the world) related to any of the Purchased Registered Intellectual Property Rights. To Seller’s knowledge, there are no inventorship challenges, opposition or nullity proceedings or interferences declared, commenced or threatened with respect to any patents or patent applications included in the Purchased Registered Intellectual Property Rights and neither Seller nor any of its Subsidiaries nor any of its patent counsel has received from any Person any written notice of an inventorship challenge, opposition or nullity proceeding or interference declared or commenced with respect to any patents or patent applications included in the Purchased Registered Intellectual Property Rights. Seller and its Subsidiaries and their respective patent and trademark counsel have complied with their duty of candor and disclosure to the PTO and any relevant foreign patent or trademark office with respect to all patent and trademark applications included in the Purchased Registered Intellectual Property Rights and have made no material misrepresentation in such applications; provided that the foregoing does not guarantee that (i) any patents will issue from such applications or (ii) if any patents do issue from such applications, that the scope of the claims granted will be the same as the claims set forth in such applications. Seller and its Subsidiaries have no knowledge of any information that would preclude them from having clear title to the Purchased Registered Intellectual Property Rights or affect in any material respect the patentability or enforceability of any Purchased Registered Intellectual Property Rights.
          (b) Title; License Rights. Seller and its Subsidiaries have all right, title and interest in, to and under (or valid and enforceable rights under Licenses to grant the rights to Purchaser in accordance with the Intellectual Property License Agreements) all Purchased IP Assets and all Licensed IP Assets. Each item of Purchased IP Assets (i) is owned exclusively by Seller and its Subsidiaries, (ii) is free and clear of all Liens (other than Permitted Exceptions and non-exclusive Licenses granted to customers and partners in the ordinary course of business consistent with past practice), and (iii) will be owned or available for use by Purchaser immediately following the Closing on substantially identical terms and conditions as it was owned or available for use by Seller and its Subsidiaries immediately prior to the Closing. To Seller’s knowledge, no Person is infringing, violating or otherwise misappropriating or misusing any Purchased IP Asset listed on Schedules 1.1(b) or 1.1(c), and neither Seller nor any of its Subsidiaries has made any written claim of such infringement, violation, misappropriation or misuse against any Person. Each item of Exclusively Licensed IP Assets (A) is owned exclusively by Seller and its Subsidiaries, and (B) is free and clear of all Liens (other than Permitted Exceptions and non-exclusive Licenses to customers and partners granted in the ordinary course of business consistent with past practice) in the field exclusively licensed to Purchaser and its Subsidiaries pursuant to the Intellectual Property License Agreements.
          (c) Sufficiency. The Purchased Technology listed on Schedule 1.1(c) in the aggregate includes substantially all Technology that is both material to the operation of the Business and exclusively related to the Business. The Purchased Registered Intellectual Property Rights and the Purchased Technology listed on Schedule 1.1(c) and the Licensed IP Assets listed in the schedules to the Intellectual Property License Agreements in the aggregate include substantially all material Intellectual Property Rights and Technology that is both necessary to the operation of the Business and exclusively or primarily related to the Business. All of the Seller Registered Intellectual Property Rights that Seller or its Subsidiaries (or any Person acquired by Seller or any of its Subsidiaries that is comprised in or relates to the Business) acquired from Terayon Communication Systems, Inc. or any of its Affiliates are included in the Purchased Registered Intellectual Property Rights.
          (d) Contracts. Section 2.11(d)(i) of the Seller Disclosure Schedule lists, as of the date hereof, all Contracts and Licenses relating to Intellectual Property Rights or Technology (including all inbound Licenses, other than to Non-Critical Software, and all outbound Licenses) to which Seller or any of its Subsidiaries is a party that relate to the Purchased IP Assets or Exclusively Licensed IP Assets, including any agreement, assignment or License pursuant to which any Purchased IP Asset was developed or created by any Person other than Seller and its Subsidiaries. Except pursuant to agreements listed in Section 2.11(d)(i) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries has transferred ownership of, or granted (whether expressly or by implication) (and are not obligated to grant) any License of or other right under, any Purchased IP Asset or, in the field exclusively licensed to Purchaser and its Affiliates pursuant to the Intellectual Property License Agreements, any Exclusively Licensed IP Asset to any other Person. None of the Purchased IP Assets or, in the field exclusively licensed to Purchaser and its Affiliates pursuant to the Intellectual Property License Agreements, the Exclusively Licensed IP Assets is required to be licensed under any forum, consortium or other standards body agreement. None of the Purchased IP Assets or Exclusively Licensed IP Assets has been submitted to any licensing entity, standards body or representative thereof for a determination of essentiality to or inclusion in an industry standard, nor has any request been made therefor. Section 2.11(d)(ii) of the Seller Disclosure Schedule lists all forums, consortiums, standards bodies or similar organizations in which Seller or any of its Subsidiaries currently, or have in the past, participated in connection with the Business, or been a member or to which Seller or any of its Subsidiaries has made any disclosure of any Purchased IP Assets or Exclusively Licensed IP Assets.
          (e) Non-Infringement. The operation of the Business as presently conducted and as conducted within the one (1) year period prior to the date hereof, and the design, development, distribution, marketing, manufacture, use, import, license, or sale of the Current Business Products and functional and discrete components that have been reviewed, verified and integrated into the product database of the Business on or before the Closing Date, do not (and did not at any time within the one (1) year period prior to the date hereof) (i) infringe or misappropriate the Intellectual Property Rights of any Person, (ii) violate any material term or provision of any License or Contract concerning the Intellectual Property Rights or Technology of any Person, (iii) violate any other term or provision of any License or Contract concerning such Intellectual Property Rights or Technology which violation could result in the termination, or any material alteration or limitation of, such License or Contract or the right to use or exercise rights under such Intellectual Property Rights or Technology, (iv) violate any moral right, right of privacy or right of publicity of any Person, (v) disclose any material confidential information of Seller or any of its Subsidiaries that is not pursuant to a confidentiality agreement, other than such disclosures made to the PTO, other patent offices, standard-setting organizations or otherwise, which disclosures were consistent with the exercise of reasonable business judgment, (vi) disclose any material third-party confidential information that is protected by a confidentiality agreement, unless such disclosure was authorized by the relevant third party with the right to permit such disclosure, or (vii) constitute unfair competition or an unfair trade practice under any Law. Neither Seller nor any of its Subsidiaries nor any of its or their respective employees or Representatives has (x) received from any Person any written notice claiming that any Business Product or the operation of the Business infringes or misappropriates the Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under any Law or (y) in the three (3) year period prior to the date hereof, received from any Person and brought to the attention of the legal department of Seller or any of its Subsidiaries any written notice of third-party Patent or other Intellectual Property Rights relating to the operation of the Business or any Current Business Product from a putative or potential licensor of such rights. Neither Seller nor any of its Subsidiaries has, within the one (1) year period prior to the date hereof, brought or resolved any Action or Proceeding for infringement of Purchased IP Assets or Exclusively Licensed IP Assets or breach of any License or Contract involving Purchased IP Assets or Exclusively Licensed IP Assets against any Person. Notwithstanding the foregoing, in no event does Seller represent that operation of the Business or any Business Product or Purchased Asset does not infringe any Patents which would necessarily be infringed by an implementation of a required element of a Standard.
          (f) Disputes. There is no Contract or License between Seller or any of its Subsidiaries, on the one hand, and any other Person, on the other hand, with respect to Purchased IP Assets or Exclusively Licensed IP Assets under which there is any material dispute (and, to Seller’s knowledge, there are no facts or circumstances that may reasonably be expected to lead to a material dispute) regarding the scope of such Contract or License, or performance under such Contract or License, including with respect to any payment to be made or received by Seller or any of its Subsidiaries thereunder.
          (g) IP Protection Measures. Seller and its Subsidiaries have taken all steps reasonably necessary or appropriate (i) consistent with reasonable business judgment to protect and preserve ownership of all Purchased IP Assets and Exclusively Licensed IP Assets claimed or purported to be owned by Seller and its Subsidiaries, (ii) to protect their rights in confidential information and trade secrets of Seller and its Subsidiaries included in Purchased IP Assets or Exclusively Licensed IP Assets, other than such disclosures made to the PTO, other patent offices, standard-setting organizations or otherwise, which disclosures were consistent with the exercise of reasonable business judgment, and (iii) to protect confidential information and trade secrets provided by any other Person to Seller or any of its Subsidiaries subject to a duty of confidentiality or a limitation on use, which confidential information and trade secrets are included in Purchased IP Assets or Exclusively Licensed IP Assets. Without limiting the generality of the foregoing, Seller and its Subsidiaries have, and enforce, a policy requiring each employee, consultant and independent contractor (including consultants and employees who contributed to the creation or development of all Purchased IP Assets, and all Listed Licensed IP Assets and Exclusively Licensed IP Assets owned or purported to be owned by Seller and its Subsidiaries) to execute proprietary information, confidentiality and invention and copyright assignment agreements substantially in the form made available to Purchaser, which agreements, by their terms, irrevocably transfer to Seller and its Subsidiaries all rights in such Intellectual Property Rights and Technology (subject only to a copyright owner’s right, pursuant to the Copyright Act of 1976 or the foreign equivalent thereof, to terminate a copyright transfer), and, to Seller’s knowledge, all current and former employees, consultants and independent contractors of Seller and its Subsidiaries since October 25, 2006 have executed such an agreement; and copies of all such agreements have heretofore been provided or made available to Purchaser.

          (h) Restrictions on Use. No Purchased IP Asset, the Technology in the Licensed IP Asset or Current Business Product is subject to any Order, Action or Proceeding, settlement, compulsory license, U.S. or Canadian government “march in” right, or, to Seller’s knowledge, any other Governmental Authority or Regulatory “march in” right, that restricts in any manner the use, transfer or licensing of such Purchased IP Asset, the Technology in the Licensed IP Asset or Current Business Product by Seller or any of its Subsidiaries. For purposes hereof, a “march-in” right is a right retained by a Governmental Authority equivalent to the rights retained by the U.S. Government pursuant to 35 U.S.C. Section 203. No Purchased IP Asset, Technology in the Licensed IP Asset, or Current Business Product is subject to (i) requirements under 35 U.S.C. §§200-212 that products be manufactured substantially in the United States, (ii) requirements imposed by Canadian federal or provincial government that products be manufactured substantially in Canada or in a Canadian province, or (iii) to Seller’s knowledge, requirements imposed by any other Government or Regulatory Authority that products be manufactured substantially in any jurisdiction. No Purchased IP Asset, Exclusively Licensed IP Asset or Current Business Product was created or developed by or for any Governmental or Regulatory Authority, university or academic institution, and neither Seller nor any of its Subsidiaries has received any funding from any such entity or otherwise has any obligation to any such entity with respect to any Purchased IP Asset, Exclusively Licensed IP Asset or Current Business Product. There are no restrictions, either pursuant to any Contract or under any Law, on the transferability or ownership of any Purchased IP Assets, and the transferability of the Purchased IP Assets is not, other than in regard to compliance with applicable export control and embargo regulations, restricted under any Law. Schedule 1.1(b) sets forth each Purchased Registered Intellectual Property Rights by jurisdiction.
          (i) No Changes Caused by the Transaction. Neither the execution or the consummation of this Agreement nor the Ancillary Agreements, nor any transaction contemplated by this Agreement or any of the Ancillary Agreements, will result in the grant of any right or license with respect to the Purchased IP Assets or the Exclusively Licensed IP Assets to any Person (other than Purchaser).
          (j) Software List. Section 2.11(j) of the Seller Disclosure Schedule sets forth a list of all Software which Seller or any of its Subsidiaries has licensed from any third party which is used in the Business (other than Non-Critical Software).
          (k) Failure Analysis Reports. Seller has provided to Purchaser its failure analysis reports, return material authorizations and errata with respect to the Business (including its percentage error rates for each Business Product) from January 1, 2007 until the date hereof and such records are accurate and materially complete.
          (l) Open Source. Except as specifically set forth in Section 2.11(l) of the Seller Disclosure Schedule, (i) no Open Source Software is incorporated (either directly or indirectly, by incorporation of third-party Software that itself incorporates Open Source Software) into any Current Business Products; (ii) no Current Business Product (A) is intermingled or bundled by Seller or its Subsidiaries with or (B) is otherwise derived from or contains part of, or uses or links to, any Open Source Software or any libraries or routines that constitute Open Source Software or contains elements that previously used or were linked to Open Source Software or any libraries or routines that constitute Open Source Software; and (iii) the Purchased IP Assets are not Open Source Software.

          (m) Source Code Protection. Neither Seller nor any of its Subsidiaries has licensed, distributed or disclosed, and neither Seller nor any of its Subsidiaries has any knowledge of any distribution or disclosure by any other Person (including employees and contractors) of, any Source Code for any Software within the Purchased IP Assets or included in any Current Business Product or other confidential information constituting, embodied in or pertaining to such Software (“Business Source Code”) to any Person, except pursuant to the agreements listed in Section 2.11(m) of the Seller Disclosure Schedule, and Seller and its Subsidiaries have taken reasonable physical and electronic security measures to prevent unauthorized disclosure of such Business Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not, result in the disclosure or release of any such Business Source Code by (i) Seller or any of its Subsidiaries to any escrow agent or any other third party; or (ii) any escrow agent or other Person to any third party either (A) pursuant to any Contract entered into by Seller or its Subsidiaries or (B) to Seller’s knowledge, for any other reason.
     2.12 Contracts.
          (a) Section 2.12(a) of the Seller Disclosure Schedule contains, as of the date of this Agreement, a true and complete list of:
               (i) each Assigned Contract involving payments in excess of one hundred fifty thousand dollars ($150,000) over the life of the Assigned Contract that is not terminable by Seller or its Subsidiaries upon thirty (30) calendar days (or less) notice by Seller or its Subsidiaries without penalty or obligation to make any payment based on such termination;
               (ii) each Contract or License primarily or exclusively related to the Business, Purchased Assets or Assumed Liabilities that contains, constitutes or provides for:
               (A) material continuing design or other services (including engineering and research and development services) by Seller or any of its Subsidiaries, other than in the ordinary course of business;
               (B) any covenant or other provision which limits Seller’s or any of its Subsidiaries’ ability to compete with any Person or in any area or territory;
               (C) any strategic alliance, joint development or joint marketing Contract regarding the Business, the Purchased Assets or the Assumed Liabilities;
               (D) material manufacturing, marketing, distribution, license or similar Contract of any type or scope granted to a third party with respect to any Purchased Asset or Current Business Product;

               (E) any Contract for employment or compensation with Business Employees or independent contractors (including agreements with respect to bonus, stay-put, severance, termination payments or other payments to any Business Employee or independent contractors and any agreement with any Canadian Business Consultant) other than normal employee compensation, performance bonuses and other fringe benefits, in each case on the terms and in amounts established in the ordinary course of business; and/or
               (iii) each other material Contract relating to the Business or any of the Purchased Assets or Assumed Liabilities, including each of the Lease Documents underlying the Assigned Leasehold and Subleasehold Interests.
          (b) True and complete copies of all such Contracts or, if not reduced to writing, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto and all waivers of any terms thereof, have been provided or made available to Purchaser prior to the execution of this Agreement. Each Assigned Contract and Contract listed or required to be listed in Section 2.12(a) of the Seller Disclosure Schedule is in full force and effect and constitutes a legal, valid and binding agreement, enforceable against Seller, and to Seller’s knowledge, each other party thereto, in accordance with its terms. To Seller’s knowledge, no other party to any such Contract is, or has received any claim or notice that it is, in violation or breach of or default under any such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Contract). Neither Seller nor any of its Subsidiaries is a party to or bound by any Assigned Contract set forth in Section 2.12(a)(ii)(E) of the Seller Disclosure Schedule that automatically terminates or allows termination by the other party thereto upon consummation of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements.
     2.13 Insurance.
          (a) Each insurance policy to which Seller or any of its Subsidiaries is a party covering the Business or any of the Purchased Assets is valid and binding and in full force and effect, all premiums due thereunder have been paid when due, and neither Seller nor the Person to whom such policy has been issued has received any notice of cancellation or termination in respect of any such policy or is in default thereunder.
          (b) Section 2.13(b) of the Seller Disclosure Schedule contains a list of all claims in excess of fifty thousand dollars ($50,000) made under any insurance policies covering the Business or any of the Purchased Assets in the two years immediately preceding the date of this Agreement. Seller has not received notice that any insurer under any policy is denying, disputing or questioning liability with respect to a claim thereunder or defending under a reservation of rights clause.
     2.14 Affiliate Transactions. No Assumed Liability arises out of any Contract or Liability between Seller or any of its Subsidiaries, on the one hand, and any current or former officer or director of Seller, or (to Seller’s knowledge) any company in which such officer or director holds a material interest, or any stockholder or Affiliate of Seller, on the other hand. No current or former officer, director or stockholder of Seller or any of its Subsidiaries or any

Affiliate of Seller (other than Subsidiaries of Seller) provides or causes to be provided any assets (including any of the Purchased Assets), services (other than services performed by employees, officers or directors of Seller or its Subsidiaries in their capacity as such) or facilities to the Business.
     2.15 Employees; Labor Relations.
          (a) Seller has heretofore delivered to Purchaser a complete and accurate list of all (i) employees of Seller or any of its Subsidiaries engaged in or otherwise supporting the conduct of the Business by Seller and its Subsidiaries who are employed by Seller or any of its Subsidiaries as of the date hereof (and, with respect to the employees with the titles of manager or above, at any time during the six (6) month period ending on the date hereof), including layout, test, product engineering and general and administrative employees, with a description of each individual’s respective position and responsibilities (to the extent requested by Purchaser) and cash and non-cash compensation (with a breakdown by type and amount), and, in the case of current employees, each individual’s (A) employee number, (B) status (i.e., full time, part time, temporary, casual, seasonal, co-op student), (C) employment authorization or work visa status, to the extent required for employment authorization and/or verification purposes in the applicable jurisdiction, (D) date of hire and service dates, (E) current wages, salaries or hourly rate of pay, benefits, vacation entitlement, commissions and bonus (whether monetary or otherwise), (F) other material compensation paid or payable since the beginning of the most recently completed fiscal year, (G) for any benefit that takes into account length of service to the employer, the date upon which each such term of employment with Seller or any of its Subsidiaries became effective, (H) jurisdiction of current employment, and (I) unless prohibited by applicable Law, age (such current employees of Seller or any of its Subsidiaries hereinafter referred to as the “Business Employees”). Section 2.15(a) of the Seller Disclosure Schedule sets forth a complete and accurate list of the names of all Canadian Business Consultants of Seller and any of its Subsidiaries, whether the Canadian Business Consultant is providing services pursuant to a written consulting Contract, the term of any Contract, the notice, if any, required for Seller or any of its Subsidiaries to terminate the consulting relationship without cause, the date the Canadian Business Consultant first commenced providing services to Seller or any of its Subsidiaries, the hourly fee of the Canadian Business Consultant and the annual fees paid to the consultant for the preceding calendar year.
          (b) Neither Seller nor any of its Subsidiaries in any of the jurisdictions affected by the transactions contemplated by this Agreement is a party (or is otherwise subject) to any collective bargaining agreement, trade union agreement, or works council, employee representative or information or consulting agreement or requirement covering any Business Employee, and there are no unfair labor practice or arbitration proceeds pending or ongoing, or to Seller’s knowledge, threatened with respect to the Business. To Seller’s knowledge, there is presently (and during the three (3) years immediately preceding the date of this Agreement there has been) no organizational effort underway or threatened involving any of the Business Employees, and there has never been any work stoppage, strike or other concerted action by employees engaged in the conduct of the Business. As of the Closing Date, Seller and its Subsidiaries shall have complied in all material respects with their respective obligations to inform, consult with and/or seek consent from any Business Employee (or such Business Employee’s representatives) concerning the transactions contemplated by this Agreement.

          (c) Each Business Employee resident in the United States is employed at will and each Business Employee resident outside of the United States is employed pursuant to applicable Laws, and no Business Employee is represented by a union. The UK Employees and the French EU Business Employee are the only Business Employees who are employed in any Member State of the European Union. No Canadian Business Employee is on short-term or long-term disability leave, parental leave, extended absence or receiving benefits pursuant to the Workplace Safety and Insurance Act, 1997 (Ontario) or similar workers’ compensation legislation in other jurisdictions.
          (d) The completion of the transactions contemplated by this Agreement will not result in any payment or increased payment becoming due to any Business Employee, and, to Seller’s knowledge, as of the date of this Agreement, no Business Employee has made any threat, or otherwise revealed an intent, to terminate his or her relationship with Seller or any of its Subsidiaries, for any reason, including because of the consummation of the transactions contemplated by this Agreement. No Business Employee is employed by any outside agency.
          (e) During the three (3) years immediately preceding the date of this Agreement there has been no governmental or private individual complaint or claim based on sex, sexual or other harassment, age, disability, race or other form of discrimination prohibited by Law, and no complaint or claim, including any claim of wrongful termination, by any Business Employee or by any individual performing work for the Business but provided by an outside employment agency, and to Seller’s knowledge, no such complaints or claims are threatened or pending. Seller and its Subsidiaries have complied in all material respects with all Laws related to the employment of the Business Employees and the payment of all required wages and benefits to them or on their behalf, and neither Seller nor any of its Subsidiaries has received any notice during the three (3) years immediately preceding the date of this Agreement of any claim that it has not complied in any material respect with any Law relating to the employment of any of the Business Employees, including any provisions thereof relating to wages, hours, collective bargaining, the payment of social security and similar Taxes, payment to pension plans or other required benefits under applicable Law, equal employment opportunity, employment discrimination, WARN, employee safety, or that it is liable for any arrearage of wages or any Tax or penalty for failure to comply with any of the foregoing.
          (f) To Seller’s knowledge, no Business Employee is bound by, subject to or obligated under any Contract or subject to any Law that would prevent him or her from working for Purchaser or any of its Subsidiaries or interfere with the conduct of the Business as presently conducted or as presently proposed to be conducted. To Seller’s knowledge, neither the execution nor delivery of this Agreement, nor the carrying on of the Business as presently conducted or as presently proposed to be conducted, nor any activity of such Business Employees in connection with the carrying on of the Business as presently conducted or as presently proposed to be conducted, will conflict with or result in a breach of the terms, conditions or provisions of, constitute a default under, or trigger a condition precedent to any right under any Contract or other agreement under which any such Business Employee is now bound. To Seller’s knowledge, no Business Employee has, either directly or indirectly, been solicited, induced, recruited or encouraged by Seller or any of its Subsidiaries or any of its or their respective Representatives to leave his or her former employer and accept employment with Seller or any of its Subsidiaries in violation of an obligation to a former employer.

          (g) All amounts that Seller or any of its Subsidiaries is legally or contractually required either (i) to deduct from the salaries of the Business Employees or to transfer to such employees’ pension, life insurance, disability, or other similar fund or (ii) to withhold from Business Employees’ salaries and pay to any Governmental or Regulatory Authority, have, in each case, been duly deducted, transferred, withheld and paid, and Seller and its Subsidiaries do not have any outstanding obligation to make such deduction, transfer, withholding or payment.
          (h) Seller has furnished Purchaser with true, correct and complete copies of all material written employee policies, employee handbooks and employee manuals applicable to the Business Employees.
     2.16 Employee Benefit Plans.
          (a) Neither Seller nor any of its ERISA Affiliates maintains or sponsors (or ever maintained or sponsored), or makes or is required to make contributions to, any Seller Benefit Plan. None of the Seller Benefit Plans is or was a “multiemployer plan,” as defined in Section 3(37) of ERISA and none of the Seller Benefit Plans is or was a “defined benefit pension plan” within the meaning of Section 3(35) of ERISA. None of the Seller Benefit Plans is or was adopted or maintained by Seller or any ERISA Affiliate for the benefit of individuals who perform services outside the United States. Seller has delivered to Purchaser true and complete copies of: (i) each of the Seller Benefit Plans and any related funding agreements thereto (including insurance contracts) including all amendments and (ii) the currently effective Summary Plan Description pertaining to each of the Seller Benefit Plans.
          (b) With respect to each Seller Benefit Plan that is maintained outside the jurisdiction of the United States or Canada or primarily covers Business Employees residing or working outside the United States or Canada, (i) such Seller Benefit Plan has been established, maintained and administered in all material respects in compliance with its terms and all applicable Laws; (ii) all contributions and expenses that are required to be made have been made or will be made in a timely manner prior to or immediately following the Closing; and (iii) with respect to any such Seller Benefit Plan that is intended to be eligible to receive favorable Tax treatment under the Laws applying to such Plan, all requirements necessary to obtain such favorable Tax treatment have been satisfied.
          (c) Section 2.16(c) of the Seller Disclosure Schedule contains a complete and accurate list of all Canadian Seller Benefit Plans. Except as set forth in Section 2.16(c) of the Seller Disclosure Schedule, (i) Seller has heretofore made available to Purchaser a current copy of each Canadian Seller Benefit Plan and the funding agreements and summary descriptions of each such plan; (ii) all Canadian Seller Benefit Plans are registered and have been administered in all material respects in accordance with the terms of such plans, including the terms of the material documents that support such plans, and in accordance in all material respects with all applicable Laws; (iii) none of the Canadian Seller Benefit Plans provide for benefit increases that are contingent upon, or will be triggered by the completion of the transactions contemplated herein; and (iv) none of the Canadian Seller Benefit Plans provides benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.

     2.17 Tangible Assets. All of the tangible assets included in the Purchased Assets are in good working order and condition in all material respects, ordinary wear and tear excepted.
     2.18 Real Property and Facilities.
          (a) Section 2.18(a) of the Seller Disclosure Schedule contains a correct list of each facility and the correct address for each location where the Business is regularly conducted (or where any of the Purchased Assets are located or any of the Business Employees is regularly employed) (the “Business Real Properties”). Seller and its Subsidiaries have the right to lease, assign or sublease to Purchaser the Assigned Leasehold and Subleasehold Interests, and to allow Purchaser to occupy the applicable facilities to be occupied by Purchaser and its Subsidiaries pursuant to the Transition Services Agreement. At the Effective Time, the premises to be conveyed or leased to Purchaser pursuant to the Assigned Leasehold and Subleasehold Interests shall be free and clear of all occupants other than Business Employees. Seller has not granted to any Person any options or encumbrances on the Business Real Properties, which would allow such Person to interfere with or limit Seller’s rights in the Assigned Leasehold and Subleasehold Interests during the term thereof. No real property where the Business is regularly conducted or any of the Purchased Assets is located or any of the Business Employees are regularly employed is owned by Seller or any of its Subsidiaries.
          (b) Subject to the terms of applicable Lease Documents, Seller and its Subsidiaries have a valid and subsisting leasehold estate in and the right to quiet enjoyment of each of the leased Business Real Properties related to each Assigned Leasehold and Subleasehold Interest for the full term of the applicable leases (including renewal periods) relating thereto. Each Lease Document related to each Assigned Leasehold and Subleasehold Interest is a legal, valid and binding agreement, enforceable in accordance with its terms, of Seller (or a Subsidiary of Seller, as the case may be) and, to Seller’s knowledge, of each other Person that is a party thereto, and there is no, and neither Seller nor any of its Subsidiaries have received notice of any, default (or any condition or event which, after notice or lapse of time or both, would constitute a default) thereunder; provided that, to Seller’s knowledge, neither Seller nor any of its Subsidiaries is in breach or default under any such Lease Document, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under any such Lease Document.
          (c) All improvements on each Business Real Property related to each Assigned Leasehold and Subleasehold Interest (i) comply with, and the operation of the Business therein is operated in accordance with, the applicable Lease Documents and all with applicable Laws in all material respects and all applicable Liens, Approvals, Contracts, covenants and restrictions, and (ii) are in all material respects in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, and to Seller’s knowledge, there is no condemnation, expropriation or appropriation proceeding pending or threatened against any of such real property or any of the improvements thereon.
          (d) True and correct copies of the documents under which the applicable Business Real Property is leased or subleased to or utilized and/or operated by Seller and its Subsidiaries (the “Lease Documents”) have heretofore been delivered or made available to Purchaser. The Lease Documents are unmodified and in full force and effect.

     2.19 Environmental Matters.
          (a) Seller and its Subsidiaries possess all Environmental Permits necessary to operate the Business.
          (b) Seller and its Subsidiaries are in compliance in all material respects with (i) all terms, conditions and provisions of all Environmental Permits related to the Business or any of the Purchased Assets and (ii) all Environmental Laws applicable to the Business or any of the Purchased Assets.
          (c) Neither Seller nor any of its Subsidiaries, nor, to Seller’s knowledge, any of its or their respective predecessors or any entity previously owned by any of the foregoing, has received any notice of alleged, actual or potential responsibility for, any Order, or any inquiry regarding, (i) any material Release or presence or threatened or suspected Release or presence of any Hazardous Material involving the Business or any of the Purchased Assets, or (ii) any material violation of Environmental Law involving the Business or any of the Purchased Assets.
          (d) Regarding the Business and the Purchased Assets, neither Seller nor any of its Subsidiaries, nor, to Seller’s knowledge, any of its or their respective predecessors or any entity previously owned by any of the foregoing, has any obligation or Liability with respect to any Hazardous Material, including any Release or threatened or suspected Release of any Hazardous Material, that could give rise to a Liability of (or claim against) Purchaser, and there has been no event, fact or circumstance which, either alone or in combination, would reasonably be expected to form the basis of any such obligation or Liability.
          (e) To Seller’s knowledge, no Release of Hazardous Material(s) has occurred at, from, in, to, on, or under any Site related to the Business or any of the Purchased Assets and no Hazardous Material is present in, on, about or migrating to or from any such Site, in each case in a manner or in quantities reasonably likely to materially interfere with the operation of the Business or the Purchased Assets, or otherwise subject the Business or the Purchased Assets to Liability for violation of Environmental Law.
          (f) Neither Seller nor any of its Subsidiaries, nor, to Seller’s knowledge, any of its or their respective predecessors or any entity previously owned by any of the foregoing, has transported or arranged for the treatment, storage, handling, disposal or transportation of any Hazardous Material at or to any location relating to the Business or any of the Purchased Assets, except in each case in compliance with applicable Environmental Laws.
          (g) No Site related to the Business or any of the Purchased Assets is a current or proposed Environmental Clean-up Site.
          (h) There is no Lien under or pursuant to any Environmental Law on any Site related to the Business or any of the Purchased Assets.

          (i) To Seller’s knowledge, there is no (i) underground storage tank, active or abandoned, (ii) polychlorinated biphenyl containing equipment, (iii) asbestos-containing material, (iv) radon, (v) lead-based paint or (vi) urea formaldehyde at any Site related to the Business or any of the Purchased Assets.
          (j) There has been no environmental investigation, sampling data, study, audit, test, review or other analysis conducted or commissioned by Seller or in the control, possession or custody of Seller or any of its Subsidiaries with respect to any Site which has not been delivered to Purchaser prior to execution of this Agreement.
          (k) Neither Seller nor any of its Subsidiaries is a party, whether as a direct signatory or as successor, assign, third-party beneficiary, guarantor or otherwise, to, and neither Seller nor any of its Subsidiaries is otherwise bound by, any lease, sublease or other Contract related to the Business or any of the Purchased Assets under which it is obligated or may be obligated by any representation, warranty, covenant, restriction, indemnification or other undertaking respecting Hazardous Materials or under which any other Person is or has been released respecting Hazardous Materials.
          (l) Seller and its Subsidiaries, and, to Seller’s knowledge, its and their respective predecessors and each entity previously owned by any of the foregoing, have provided all notifications and warnings, made all registrations and pre-registrations, made all reports, and kept and maintained all records required pursuant to all Environmental Laws applicable to the Business or any of the Purchased Assets.
     2.20 No Brokers. Other than Lehman Brothers, Inc., whose fees shall be paid by Seller, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement or any of the Ancillary Agreements or any of the transactions contemplated hereby or thereby based on arrangements made by or on behalf of Seller or any of its Subsidiaries.
     2.21 No Breach of Exclusivity Agreement. Since May 8, 2008, neither Seller nor any of its Subsidiaries has taken or permitted any of its or their respective Representatives to take, either directly or indirectly, any action that is a breach of the Exclusivity Agreement.
     2.22 Financial Projections. Seller has provided to Purchaser a true, correct and complete copy of Seller’s (i) working written budget dated as of August 6, 2008 for the Business for the balance of 2008 (the “Operating Plan”) and (ii) Project Butterfly DTV Division Revenue Forecast dated August 6, 2008. Such plan and forecast were adopted by Seller in the ordinary course of business consistent with past practice and there have been no amendments or updates to such plan or forecast so adopted between the applicable dates thereof and the date of this Agreement. From August 6, 2008 to the date of this Agreement, Seller and its Subsidiaries have operated the Business in accordance with the Operating Plan.
     2.23 Customers and Suppliers. Section 2.23 of the Seller Disclosure Schedule sets forth a list of (a) (i) the top ten (10) customers, by consolidated revenue, of the Business, and (ii) each customer that accounted for more than five percent (5%) of the revenues of the Business, in each case during Seller’s last full fiscal year and the five-month period ended May 31, 2008 and the amount of revenues accounted for by such customer during each such period, and (b) each supplier that is the sole supplier of any significant Current Business Product. To Seller’s knowledge, no such customer has indicated to Seller that it intends to terminate or materially adversely change its relationship with Seller or any of its Subsidiaries (except, in the case of indications first made after the date hereof, where such termination or change would not reasonably be expected to have a Business Material Adverse Effect).
     2.24 Inventory. The Purchased Inventory consists of a quality usable and salable in the ordinary course of business as currently conducted. All Purchased Inventory is and immediately prior to the Effective Time shall be the property of Seller and its Subsidiaries free and clear of any Lien other than Permitted Exceptions, and is not and shall not be pledged as collateral and is not and shall not at any time prior to the Effective Time be held by Seller and its Subsidiaries on consignment from others.
     2.25 Warranties. Section 2.25 of the Seller Disclosure Schedule sets forth a description of the standard warranties currently offered or still in effect with respect to the Business as of the date of this Agreement (other than warranties under applicable Law), and the aggregate expenses incurred by the Business in fulfilling warranty obligations since January 1, 2007. Except for return material authorizations, errata and failure analysis reports, to the knowledge of Seller, Seller has not received any written notice that the Current Business Products in current production have any material defects in construction and design and do not satisfy any and all Contract or other specifications related thereto to the extent stated in writing in such Contracts or specifications.
     2.26 Disclosure. Seller has heretofore provided or made available to Purchaser all of the Contracts, Licenses, Permits, Approvals, and Books and Records heretofore requested on behalf of Purchaser in writing, and all other material information concerning the Business, the Purchased Assets and the Assumed Liabilities in the possession, custody or control of Seller or any of its Subsidiaries.
ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Purchaser hereby makes the following representations and warranties to Seller, except as otherwise set forth in the disclosure schedule and schedule of exceptions delivered by Purchaser herewith and dated as of the date hereof (the “Purchaser Disclosure Schedule”). The parties hereto agree that any reference in a particular section or subsection of the Purchaser Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties contained in the corresponding section and subsection of this Agreement and shall not be deemed to be an exception to (or, as applicable, a disclosure for purposes of) any other representation and warranty contained in this Agreement, unless the relevance of that reference as an exception to (or a disclosure for purposes of) such other representation and warranty is readily apparent from the face of such disclosure to a Person who has read only that reference and such other representation and warranty and Purchaser has used commercially reasonable efforts to provide express cross-references where applicable.

     3.1 Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of California. Purchaser has full corporate power and corporate authority to conduct its business as presently conducted and as presently proposed to be conducted and to own, use and lease its Assets and Properties. Purchaser is duly qualified, licensed or admitted to do business and is in good standing in each jurisdiction in which the ownership, use, licensing or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so duly qualified, licensed or admitted and in good standing that would not have a Purchaser Material Adverse Effect. The transactions contemplated by this Agreement do not involve the acquisition of intangible Assets and Properties by a Person resident in Canada or registered pursuant to subdivision (d) of Division V under Part IX of the Excise Tax Act (Canada).
     3.2 Authority Relative to this Agreement. Purchaser has full corporate power and corporate authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is a party and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action by the board of directors of Purchaser, and no other action on the part of the board of directors of Purchaser is required to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation by Purchaser of the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements to which Purchaser is a party have been or will be, as applicable, duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery hereof by Seller and/or the other parties thereto, constitutes or will constitute, as applicable, a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.
     3.3 No Conflicts. The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is a party do not, and the performance by Purchaser of its obligations under this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby will not:
          (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the articles of incorporation or bylaws of Purchaser;
          (b) subject to (i) such filings as may be required under applicable state or federal securities Laws, and (ii) the making of such filings (if any) as may be required under the Competition Act (Canada), the Investment Canada Act, or antitrust, notification, merger control, and similar Laws of other jurisdictions, and the receipt of approvals and/or the expiration or early termination of any applicable waiting period thereunder or therefrom, conflict with or result in a violation or breach of any Law applicable to Purchaser or its Assets or Properties; or

          (c) except as would not have a Purchaser Material Adverse Effect, (i) conflict with or result in a material violation or breach of, (ii) constitute a material default (or an event that, with or without notice or lapse of time or both, would constitute a material default) under, or (iii) require Purchaser to obtain any material consent, approval or action of, make any material filing with or give any material notice to any Person as a result of the terms of, any material Contract or material License to which Purchaser is a party or by which any of its Assets and Properties are bound.
     3.4 Litigation. There is no Order, Action or Proceeding pending or, to Purchaser’s knowledge, threatened against or affecting, Purchaser as of the date hereof before any Governmental or Regulatory Authority which in any manner challenge or seeks to prevent enjoin, alter or materially delay the transactions contemplated by this Agreement.
     3.5 No Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement or any of the Ancillary Agreements or any of the transactions contemplated hereby or thereby based on arrangements made by or on behalf of Purchaser.
     3.6 Funds. Purchaser has sufficient funds on hand to pay the Purchase Price at the Closing.
ARTICLE 4.
CONDUCT PRIOR TO THE CLOSING
     4.1 Conduct of the Business. During the period from the execution and delivery of this Agreement by Seller and continuing until the earlier of the termination of this Agreement or the Closing, without the advance written consent of Purchaser (which will not be unreasonably withheld, conditioned or delayed) Seller shall (and shall cause its Subsidiaries to), in each case as applicable to the Business, (i) carry on the Business in the usual, regular and ordinary course consistent with past practice, (ii) pay Liabilities and Taxes (other than Taxes and Liabilities, if any, that are not Assumed Liabilities and that are being contested in good faith through appropriate proceedings) consistent with Seller’s past practices (and in any event when due), (iii) pay or perform other obligations when due consistent with Seller’s past practices (other than other obligations, if any, that are not Assumed Liabilities and that are being contested in good faith through appropriate proceedings), (iv) comply with all applicable Laws in all material respects, and (v) use commercially reasonable efforts (which shall not include the making of extraordinary payments) to preserve intact the Purchased Assets and the Business, keep available the services of the Business Employees, and preserve relationships with customers, suppliers, distributors, licensors, licensees, lessors, employees, independent contractors and other Persons having dealings with the Business, all with the purpose and intent of preserving unimpaired the Purchased Assets and the goodwill and ongoing business of the Business at the Closing. Except as expressly required by this Agreement, Seller shall not (and shall cause its Subsidiaries not to), without the prior written consent of Purchaser (which will not be unreasonably withheld or delayed), knowingly take any action that would cause, or agree in writing or otherwise to take any action that Seller knows would cause, any condition to Purchaser’s closing obligations in Section 6.1 or Section 6.3 (other than Section 6.3(a)) (or Seller’s closing obligations in Section 6.1 or Section 6.2) not to be satisfied. Without limiting the generality of the foregoing, during the period from the execution and delivery of this Agreement by Seller and continuing until the earlier of the valid termination of this Agreement or the Closing, except as expressly required by this Agreement or the Ancillary Agreements, and except as set forth in Schedule 4.1, Seller shall not take, cause or permit any of the following actions, without the prior written consent of Purchaser (which will not be unreasonably withheld or delayed):
          (a) Contracts: enter into any Contract (other than standard non-disclosure agreements or sales of Business Products under Seller’s or its Subsidiaries’ standard purchase order and sales acknowledgment terms entered into in the ordinary course of business consistent with past practice) affecting any of the Purchased Assets, Assumed Liabilities or the Business or that would be an Assigned Contract, or violate, amend or otherwise modify, in any material respect, or waive any of the material terms or terminate or accept a surrender of any such Contract;
          (b) Intellectual Property: (i) sell, dispose of, License or transfer to any Person any right to, or permit the imposition of any Lien on, any Intellectual Property Rights or Technology that constitute (or would, but for such action, constitute) any Purchased IP Assets (other than non-exclusive licenses granted in the ordinary course of business in connection with sales of Business Products in the ordinary course of business consistent with past practice); (ii) sell, dispose of, License in the field exclusively licensed to Purchaser and its Subsidiaries pursuant to the Intellectual Property License Agreements, or transfer to any Person, or permit the imposition of any Lien on, any Exclusively Licensed IP Assets (other than non-exclusive licenses granted in the ordinary course of business in connection with sales of products in the ordinary course of business consistent with past practice); or (iii) sell, dispose of or transfer to any Person, license, or permit the imposition of any Lien on, any other Licensed IP Assets in any manner that would prevent the grant of the license to Purchaser and its Subsidiaries under any Licensed IP Asset pursuant to the Intellectual Property License Agreements;
          (c) Exclusive Rights: enter into or amend in any material respect any Contract pursuant to which any other party is granted any exclusive marketing or other exclusive right of any type or scope with respect to any Business Product or enter into a Contract involving any material restriction on the future conduct of the Business, including any Contract that (i) contains noncompetition restrictions, including any covenants limiting or purporting to limit the freedom of Seller or any of its Subsidiaries to compete in any material line of business or with any Person or in any area or which would limit the freedom of Seller or any of its Subsidiaries to compete in any material line of business after the Effective Time, (ii) grants any exclusive supply or distribution right for a material product or territory, (iii) grants from Seller or any of its Subsidiaries any “most favored nation” or similar preferred pricing right to any of the customers of Seller and any of its Subsidiaries or (iv) grants any right of first refusal, right of first negotiation or similar right with respect to any Business Product or Intellectual Property Right, any Purchased IP Asset, any exclusively Licensed IP Asset in the field exclusively licensed to Purchaser and its Subsidiaries pursuant to the Intellectual Property License Agreements or any Listed Licensed IP Assets in any manner that would prevent the grant of the license to Purchaser and its Subsidiaries thereunder pursuant to the Intellectual Property License Agreements;

          (d) Dispositions: sell, transfer, lease, license, or otherwise dispose of, waive any right to, encumber, mortgage, pledge or incur or suffer to exist any Lien (other than Permitted Exceptions), terminate, accept for surrender or fail to renew any lease or sublease of, any of the Purchased Assets (other than dispositions of inventory in the ordinary course of business consistent in nature and amount with the past practice of Seller and its Subsidiaries);
          (e) Acquisitions: acquire or agree to acquire, by purchase of all or substantially all of the assets, purchase of stock, merger, consolidation or otherwise, any business that would constitute Purchased Assets;
          (f) Revaluation: write-off, write-down, revalue or change any reserves or liabilities associated with any of the Purchased Assets or make any determination to do any of the foregoing, except in each case to the extent required by GAAP;
          (g) Obligations: incur or fail to pay or otherwise satisfy any Liability that would be an Assumed Liability (other than immaterial Liabilities in the ordinary course of business consistent with past practice);
          (h) Employee Benefit Plans; New Hires; Pay Increases: (i) terminate any Business Employee (other than in the ordinary course of business consistent with past practice for misconduct or unsatisfactory performance and other than employees who have been conclusively determined to be Non-transferring Employees), (ii) hire any Person to perform the functions of a Business Employee (other than in the ordinary course of business consistent with past practice and other than replacement positions for any employee (A) who has been conclusively determined to be a Non-transferring Employee and (B) whose employment with Seller has been terminated), (iii) adopt, modify or amend any Seller Benefit Plan, Canadian Seller Benefit Plan or stock purchase or option plan or any employment Contract applicable to any Business Employee (other than Non-transferring Employees), (iv) agree to any acceleration of the vesting of any options or other benefits held by any Business Employee (other than Non-transferring Employees), (v) pay any special bonus or special remuneration to any Business Employee (other than Non-transferring Employees) or (vi) increase the salary, wage rate, rate of commissions or other compensation of any Business Employee (other than Non-transferring Employees and other than as required by Contracts in effect as of the date hereof and listed in Schedule 4.1(h)).
          (i) Severance Arrangements: grant, pay or agree or commit to pay any severance, termination, retention or stay-put payment, bonus or other payment out of the ordinary course of business to any Business Employee (other than Non-transferring Employees);
          (j) Lawsuits: commence or settle any lawsuit relating primarily or exclusively to the Business or any of the Purchased Assets or Assumed Liabilities other than (i) for the routine collection of bills, or (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that Seller shall consult with Purchaser prior to the filing of such a suit;
          (k) Accounts Receivable: accelerate the timing, or increase the volume, of sales or shipments of Business Products, or offer or agree to any inducement, or otherwise take any action or enter any arrangement with the purpose or effect of increasing the level of accounts receivable from the Business (other than in response to bona fide unsolicited orders by customers) above the historical range for forecasted revenue for the third calendar quarter of 2008 set forth in Schedule 4.1(k) (to be measured consistent with Seller’s ordinary course of business consistent with past practice);
          (l) Inventory: defer, or reduce the volume of, purchase of inventory, or otherwise take any action with the purpose or effect of reducing the level of Purchased Inventory below the level set forth in Schedule 4.1(l) (to be measured consistent with Seller’s ordinary course of business consistent with past practice);
          (m) Taxes: (i) make, change or rescind any material election in respect of any Tax relating to the Business or any of the Purchased Assets, (ii) adopt or change any accounting or reporting method, policy or principle in respect of any material Tax relating to the Business or any of the Purchased Assets, (iii) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settlement or compromise of any claim or assessment in respect of any material Tax relating to the Business or any of the Purchased Assets, or (iv) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Tax relating to the Business or any of the Purchased Assets with any Taxing Authority or otherwise;
          (n) Accounting: make any change in accounting policies, principles, methods, practices or procedures relating to any of the Purchased Assets or Assumed Liabilities (including for bad debts, contingent liabilities or otherwise, respecting capitalization or expense of research and development expenditures, depreciation or amortization rates or timing of recognition of income and expense), except for any such change required by reason of a concurrent change in GAAP;
          (o) Insurance, Leases, Permits and Approvals: fail to renew, materially amend or cancel any (i) material insurance policy covering the Business or any of the Purchased Assets, (ii) Assigned Permits and Approvals or (iii) any of the leases or subleases underlying the Assigned Leasehold and Subleasehold Interests;
          (p) Material Changes: commence or terminate, or make any material change in, any line of business included in the Business; or
          (q) Other: take or agree in writing or otherwise to take, any of the actions described in Section 4.1(a) through Section 4.1(p) above, or any other action that would prevent Seller or any of its Subsidiaries from performing, or cause Seller or any of its Subsidiaries not to perform, any of its covenants and agreements hereunder.
     4.2 No Solicitation.
          (a) Until (and including) the earlier of the Closing or the date of termination of this Agreement in accordance with the provisions of Section 8.1, Seller shall not, and shall not authorize or permit any of its Representatives to, either directly or indirectly: (i) solicit, initiate, encourage or facilitate any proposal or offer from, or participate or engage in or conduct any discussions or negotiations with, any Person relating to any inquiry, contact, proposal or offer, whether oral, written or by any other means, formal or informal, involving the possibility of a sale, transfer or change in direct or indirect ownership or control of the Business or any of the

Purchased Assets (each such inquiry, contact, offer or proposal, a “Competing Proposal or Inquiry”), (ii) provide any information concerning the Business or any of the Purchased Assets to any Person in response to a Competing Proposal or Inquiry (or which could reasonably be expected to be used to formulate a Competing Proposal or Inquiry), (iii) otherwise assist, cooperate with, or facilitate or encourage any Competing Proposal or Inquiry, (iv) approve, agree to or enter into a Contract with any Person with respect to a Competing Proposal or Inquiry, or (v) make or authorize any statement, recommendation, solicitation or endorsement in support of any Competing Proposal or Inquiry.
          (b) Seller shall immediately cease and cause to be terminated any contacts, discussions, negotiations and other activities with any Person relating to any Competing Proposal or Inquiry. In addition to the foregoing, if (after this Agreement is signed and delivered by Seller and prior to the Closing or the earlier termination of this Agreement in accordance with Section 8.1) Seller or any of its Representatives receive any Competing Proposal or Inquiry, Seller shall immediately notify Purchaser thereof and provide Purchaser with the details thereof, including the identity of the Person or Persons making such Competing Proposal or Inquiry, and shall keep Purchaser fully informed on a current basis of the status and details of such Competing Proposal or Inquiry and of any modifications to the terms thereof, in each case to the extent not prohibited by a confidentiality, nondisclosure or other agreement then in effect and entered into prior to the date hereof; provided, however, that this provision shall not in any way be deemed to limit the obligations of Seller and its Representatives set forth in the previous sentence.
          (c) Each of Seller and Purchaser acknowledge that this Section 4.2 was a significant inducement for Purchaser to enter into this Agreement, and that the absence of such provision would have resulted in either (i) a material reduction in the consideration to be paid by Purchaser pursuant to this Agreement or (ii) a failure to induce Purchaser to enter into this Agreement.
ARTICLE 5.
ADDITIONAL AGREEMENTS
     5.1 Access to Information. Between the date of this Agreement and the earlier of the Closing or the termination of this Agreement in accordance with Section 8.1, upon reasonable written notice and subject to such limitations as are imposed by applicable antitrust Laws (if any), Seller shall (a) give Purchaser and its officers, employees, accountants, counsel, financing sources and other agents and representatives reasonable access to all buildings, offices, and other facilities and to all Books and Records related primarily (or in any material respect) to the Business, the Purchased Assets or the Assumed Liabilities, wherever located; (b) permit Purchaser to make such inspections as Purchaser may reasonably require; (c) furnish Purchaser such financial, operating, technical and product data and other information with respect to the Business, the Purchased Assets or the Assumed Liabilities as Purchaser from time to time may reasonably request, including financial statements and schedules; (d) allow Purchaser reasonable opportunity to interview Business Employees; and (e) assist and cooperate with Purchaser in the development of integration plans for implementation by Purchaser following the Closing; provided, however, that no investigation pursuant to this Section 5.1 shall affect or be deemed to modify any representation or warranty made by Seller herein. Notwithstanding anything in this

Section 5.1 to the contrary, Seller shall not be required to provide access to any Tax Returns or information or materials required by Law or by agreements with third parties to be kept confidential. In the case of material protected by the attorney-client privilege or work product immunity, Seller may, prior to and as a condition of furnishing such material, require the recipient to enter into a reasonably appropriate agreement intended to preserve such privileges and immunities.
     5.2 Confidentiality.
          (a) Except as required (in the disclosing Party’s reasonable good faith determination following consultation with legal counsel) by Law and applicable stock exchange rules or required for the consummation of the transactions contemplated by this Agreement, (i) Seller shall not (and shall cause its Subsidiaries not to) make any public statement or disclose to any Person (other than its Representatives) any nonpublic information concerning the Business or any of the Purchased Assets, the Assumed Liabilities or the Business Products, and (ii) Purchaser shall not (and shall cause its Subsidiaries not to) make any public statement or disclose to any Person (other than its Representatives) any nonpublic information concerning any of the Retained Liabilities or the Excluded Assets.
          (b) Notwithstanding anything to the contrary contained herein, the confidentiality of the Purchased IP Assets and of information exchanged between the Parties after the Effective Time pursuant to the Intellectual Property License Agreements shall be governed by the confidentiality terms set forth in the Intellectual Property License Agreements.
          (c) (i) The Exclusivity and Confidentiality Agreement between the Parties dated as of May 8, 2008 (the “Exclusivity Agreement”) and (ii) the terms of the Project Addendum dated March 24, 2008 (“Project Addendum”) to the Mutual Nondisclosure Agreement between the Parties dated June 7, 2007 (the “NDA”) to the extent related or pertaining to the information or disclosures regarding the Business, Business Products, Purchased Assets, Assumed Liabilities or the transactions contemplated by this Agreement, are hereby suspended, effective immediately, and shall automatically terminate as of the Effective Time and thereafter be of no further force or effect (it being acknowledged and agreed that all other provisions of, and subject disclosures pursuant to, the Project Addendum to the extent not so related or pertaining shall remain in full force and effect). In the event that the Effective Time does not occur and this Agreement is terminated in accordance with the provisions of Section 8.1, the full Project Addendum and Sections 2, 4, 5, 6 and 7 of the Exclusivity Agreement shall revive and continue and shall remain in effect in accordance with their respective terms. Notwithstanding anything to the contrary contained herein, the NDA shall remain full force and effect in accordance with its terms.
          (d) Purchaser and Seller shall be fully liable and responsible pursuant to this Agreement for any breach of this Section 5.2 by their respective Subsidiaries, officers, employees, accountants, counsel and other Representatives; provided the terms of the Project Addendum, the NDA and Exclusivity Agreement shall govern, control and prevail to the extent such agreements or their terms survive pursuant to this Section 5.2.

     5.3 Public Disclosure. Except as (i) required for the pursuit of the third-party consents required by Section 6.3(d), (ii) required for the performance of the parties’ obligations pursuant to this Agreement and the Ancillary Agreements, and (iii) otherwise required by Law (including federal and state securities Laws) or by stock exchange rules, neither Seller nor Purchaser shall issue or cause the publication of any press release or other public announcement or disclosure to any third party of the existence or any subject matter, terms or conditions of this Agreement or the Ancillary Agreements unless approved by Purchaser prior to release, announcement or disclosure.
     5.4 Conditions, Approvals, Cooperation. Subject to the limitations set forth below, each Party shall use commercially reasonable efforts to cause each of the conditions set forth in Article 6 to be satisfied, where the satisfaction of such conditions depends on action or forbearance from action by such Party, and to obtain, as soon as reasonably practicable after the date hereof, all Approvals from Governmental or Regulatory Authorities and under the Contracts to which it is a party as are required for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements (including the Required Purchaser Approvals, the Required Seller Approvals, and the Approvals identified in Section 2.4 of the Seller Disclosure Schedule and Schedule 6.3(d)). Without limiting the generality of the foregoing, each Party shall provide the other Party with such assistance and information, execute and deliver such instruments, and do and perform such other acts and things as may be reasonably necessary for effecting the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including all action reasonably necessary (i) to comply with all required or desirable filings, applications and notifications under the Competition Act (Canada), the Investment Canada Act, and any other applicable Law of any jurisdiction and to cause all waiting periods (if any) thereunder to expire or early termination thereof to be granted, and (ii) to pursue and obtain the Required Purchaser Approvals and Required Seller Approvals. Notwithstanding the foregoing, and notwithstanding any other provision of this Agreement, neither Purchaser nor (unless approved and so directed by Purchaser in advance) Seller shall be obligated to make or consent to any divestiture or operational limitation or activity, any waiver or modification of any right, or any payment of money or grant of any other commercial concession, or to suffer, submit or agree to any other materially burdensome condition or undertaking in connection with, or as a condition to obtaining, any Approval.
     5.5 Compliance with Certain Laws and Regulations.
          (a) On or prior to the Closing Date, Seller shall deliver to Purchaser a properly executed statement in a form reasonably acceptable to Purchaser for purposes of satisfying Purchaser’s obligations under Treasury Regulation Section 1.1445-2(c)(3).
          (b) Seller shall be exclusively responsible for complying with WARN, COBRA (including similar state and local laws), all similar Laws of Canada, the People’s Republic of China, India and other applicable jurisdictions outside the United States with respect to the Business Employees until the Effective Time (and the Business Employees who are Non-transferring Employees from and after the Effective Time) and their qualified beneficiaries by reason of any such employee’s termination of employment with Seller, and Purchaser shall not have any obligation or liability to provide rights under WARN or COBRA on account of any such termination of employment. Subject to the provisions of Section 1.3(b), Section 1.4(f) and

Section 5.7, Seller shall indemnify and hold Purchaser and its Affiliates harmless with respect to any Business Employee from (i) any employment-related liability with respect to employment of Business Employees prior to the Effective Time and employment of Non-transferring Employees at any time; (ii) any Liability relating to, arising under or in connection with any Seller Benefit Plan at any time; and (iii) any liability under WARN or any similar applicable state, local or foreign laws which arises out of or results from any termination of any Business Employee as a result of this transaction or any other employee by Seller at any time.
          (c) Pursuant to the “Standard Procedure” provided in Section 5 of Revenue Procedure 96 60, 1996 2 C.B. 399, (i) Purchaser and Seller shall report on a predecessor/successor basis as set forth therein, (ii) Seller will not be relieved from filing a Form W2 with respect to any applicable Business Employees, and (iii) Purchaser will undertake to file (or cause to be filed) a Form W2 for each Continuing Employee only with respect to the portion of the year during which such Continuing Employee is employed by Purchaser, excluding the portion of such year that such Continuing Employee was employed by Seller or any of its Subsidiaries.
     5.6 Tax Matters.
          (a) Following the Closing, Purchaser and Seller shall (i) reasonably cooperate with each other in furnishing information, evidence, testimony and other assistance in connection with any Tax Return filing obligations, actions, proceedings, arrangements or disputes of any nature with respect to Tax imposed with respect to the Purchased Assets and the Business; and (ii) furnish or cause to be furnished to each other (each at its own expense), as promptly as reasonably practicable, such information (including access to Books and Records) and assistance, including making employees available on a mutually convenient basis to provide additional information and explanations of material provided, relating to the Purchased Assets as is reasonably necessary for the filing of any Tax Returns, for the preparation of any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to Taxes. Without limiting the generality of the foregoing, Purchaser and Seller and their respective Affiliates shall reasonably cooperate in the preparation of all Tax Returns for any Tax periods for which one Party could reasonably require the assistance of the other Party in obtaining any necessary information. Such cooperation shall include, but not be limited to, furnishing prior years’ Tax Returns or return preparation packages to the extent related to the Business illustrating previous reporting practices or containing historical information relevant to the preparation of such Tax Returns, and furnishing such other information within such Party’s possession requested by the Party filing such Tax Returns as is reasonably relevant to their preparation. Such cooperation and information also shall include promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any Taxing Authority which relate to the Business, providing copies of all relevant Tax Returns to the extent related to the Business, together with accompanying schedules and related workpapers, documents relating to rulings or other determinations by any Taxing Authority and records concerning the ownership and Tax basis of property, which the requested Party may possess. Purchaser and Seller and their respective Affiliates shall make their respective employees and facilities reasonably available on a mutually convenient basis to explain any documents or information provided hereunder.

          (b) All Income Taxes resulting from the sale of the Business and the Purchased Assets shall be paid by Seller and its Subsidiaries. In addition, Seller shall be responsible for and shall pay or cause to be paid all Taxes of Seller and its Subsidiaries that relate to the Business or any of the Purchased Assets that were incurred in or are attributable to any taxable period or portion thereof ending prior to the Effective Time. Purchaser shall be responsible for and shall pay all Taxes that relate to any of the Business or any of the Purchased Assets that were incurred in or are attributable to any taxable period or portion thereof beginning at or after the Effective Time, other than Income Taxes, sales, transfer, value-added and other similar Taxes resulting from the purchase and sale of the Purchased Assets contemplated by this Agreement and other fees and charges described in Section 5.6(c), responsibility for which shall be governed by the provisions of Section 5.6(c). In no event shall Purchaser be responsible for any Income Taxes incurred by Seller or any of its Subsidiaries regardless of when such Taxes are due or payable. In the case of any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end at) the Effective Time, the portion of such Tax that relates to the portion of such Tax period ending at the Effective Time shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts (other than Income Taxes resulting from the sale of the Business and the Purchased Assets), be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on (and including) the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would by payable if the relevant Tax period ended on (and included) the Closing Date. Seller shall be entitled to any refunds (including any interest paid thereon) or credits of Taxes with respect to the Business attributable to taxable periods (or portions thereof) ending prior to the Effective Time. Purchaser shall be entitled to any refunds (including any interest paid thereon) or credits of Taxes with respect to the Business attributable to taxable periods (or portions thereof) beginning at or after the Effective Time. Purchaser shall forward to or reimburse Seller for any such refunds (including any interest paid thereon) or credits due to Seller after receipt thereof, and Seller shall promptly forward to Purchaser or reimburse Purchaser for any such refunds (including any interest paid thereon) or credits due to Purchaser after receipt thereof.
          (c) Purchaser shall use commercially reasonable efforts to obtain and deliver certificates establishing that the sale and transfer of the Purchased Assets as contemplated by this Agreement are exempt from any transfer Taxes, deed excise stamps and similar charges related to the sale of the Purchased Assets contemplated by this Agreement.
          (i) To the extent that any of the transactions contemplated by this Agreement are not exempt from, but are subject to, such Taxes or charges, or to any other applicable sales, use, stamp, documentary, filing, recording, transfer or similar fees or Taxes or governmental charges (including real property transfer gains Taxes, UCC 3 filing fees, FAA, ICC, DOT, real estate and motor vehicle registration, title recording or filing fees and other amounts payable in respect of transfer filings), Purchaser and its Subsidiaries shall be responsible for (and shall jointly and severally indemnify and hold harmless Seller and its Subsidiaries against) the first three hundred thousand dollars ($300,000) of such aggregate Taxes, fees and charges, and Seller and its Subsidiaries shall be solely responsible for (and shall jointly and severally indemnify and hold harmless Purchaser and its Subsidiaries against) for all amounts in excess of three hundred thousand dollars ($300,000).

          (ii) Notwithstanding the provisions of clause (i) of this Section 5.6(c), Purchaser shall be responsible for any “goods and services taxes” (but not Ontario retail sales taxes, which shall be governed by clause (i) of this Section 5.6(c)) applicable to the tangible Purchased Assets transferred from any Canadian Subsidiary of Seller to any Canadian Subsidiary of Purchaser and shall pay the same to Seller on the Closing Date for remittance (which Seller shall promptly thereafter remit) to the applicable Taxing Authority, and the allocation set forth in clause (i) of this Section 5.6(c) shall not apply to such Taxes; provided, however, that to the extent the aggregate amount of “goods and services taxes” paid by Purchaser and its Subsidiaries pursuant to this clause (ii) exceeds the aggregate amount of refund or credit against any future Tax Liability actually received by Purchaser and its Subsidiaries in respect of such “goods and services taxes”, such unrefunded or uncredited excess shall count toward the satisfaction of Purchaser’s responsibility for the first three hundred thousand dollars ($300,000) of aggregate Taxes, fees and charges under clause (i) of this Section 5.6(c) and toward the determination of the obligation of Seller and its Subsidiaries with respect to amounts in excess of such three hundred thousand dollar ($300,000) amount under such clause (i).
          (iii) The Party that is responsible (or whose Subsidiary is responsible) for such Taxes under applicable Law shall file (or cause its applicable Subsidiary to file) all necessary documents (including all Tax Returns) with respect to all such Taxes in a timely manner. To the extent that any Tax described in Section 5.6(c)(i) is paid or required by Law to be paid by Purchaser or any of its Subsidiaries, Seller shall pay or reimburse Purchaser for such Tax upon notice from Purchaser of the amount of such Tax, to the extent that the amount of such Tax, when added to the other Taxes, fees and charges paid by Purchaser pursuant to Section 5.6(c)(i) plus any such unrefunded or uncredited “goods and services taxes” paid by Purchaser pursuant to Section 5.6(c)(ii), exceeds three hundred thousand dollars ($300,000).
          (d) Each Party shall timely and duly prepare and cause to be filed, at its own expense, all Tax Returns and other documentation with respect to all Taxes subject to Section 5.6 that are required by Law to be filed by such Party, and shall timely pay to the relevant Taxing Authority all such Taxes that are required to be paid by such Party (subject to such reimbursement from the other Party as provided for herein).
          (e) Seller shall be responsible for and shall pay or cause to be paid any Liability of Seller or any of its Subsidiaries for the Taxes of any other Person arising under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law) or as a result of an express or implied obligation to indemnify such Person, including pursuant to a Tax sharing or allocation agreement.
          (f) Seller and Purchaser shall in a timely fashion jointly make an election to have subsection 20(24) of the ITA apply in respect of amounts paid for the undertaking of future obligations by Purchaser hereunder and shall file such election with the Canada Revenue Agency with their respective Tax Returns for their respective taxation years that include the date hereof.

          (g) On the Closing Date, or as soon thereafter as possible, Seller shall deliver to Purchaser, in form and substance reasonably satisfactory to Purchaser, evidence that all Taxes required to be paid by Seller under the Retail Sales Tax Act (Ontario) have been paid; provided, that, in the case of the Retail Sales Tax Act (Ontario), the delivery of a certificate issued under Section 6 of that Act which covers all periods up to and including the Effective Time shall constitute satisfactory evidence for the purposes of the Taxes required to be paid under that Act.
     5.7 Employment.
          (a) Continuing Employees. Except in the case of EU Transferring Employees, Purchaser shall have the right to recruit, make offers of post-Closing employment with Purchaser and its Subsidiaries to, and to employ (or cause a Subsidiary of Purchaser to employ) (following the Closing) such Business Employees as Purchaser shall designate in their sole discretion, and Seller shall (and shall cause its Subsidiaries to) cooperate with and facilitate Purchaser’s review of and contacts with Business Employees for possible post-Closing employment; provided, that Purchaser shall make offers of post-Closing employment to substantially all (which in no event shall be less than ninety-five percent (95%) of the employees identified or described in Schedule 5.7(a)). Without limiting the generality of the foregoing, Seller shall (and shall cause its Subsidiaries to) (i) provide Purchaser and its Representatives with access to Business Employees who wish to meet with Purchaser during normal business hours for the purpose of conducting meetings and interviews and (ii) provide prompt written notice to Purchaser of any Business Employees who notify Seller or any of its Subsidiaries that such Business Employee (A) intends to terminate, or terminates, his or her employment with Seller or its Subsidiaries (as applicable) except in connection with such employee’s acceptance of employment with Purchaser or its Subsidiaries (as applicable) or (B) intends to not accept Purchaser’s offer of employment or intends to accept Purchaser’s offer of employment and subsequently terminate such employment after the Effective Time. Prior to the Closing, any personal information (as defined by applicable privacy Laws) about Business Employees which is disclosed to Purchaser by Seller for the purposes contemplated in this Section 5.7(a) or for any other purposes contemplated by this Agreement, shall be held by Purchaser in strict confidence and shall not be used, disclosed or retained by Purchaser for any other purposes, and shall otherwise be handled by Purchaser in compliance with applicable privacy Laws. Promptly following the execution and delivery of this Agreement, and in any event no later than seven (7) calendar days (or such longer period as may be required by applicable Law) prior to the Closing, Purchaser shall deliver, in writing, an offer of employment to the Business Employees identified or described in Schedule 5.7(a), such employment to commence on the day immediately following the Closing, subject to Purchaser’s standard conditions for employees in each applicable jurisdiction (the employees accepting such offers of employment, together with the EU Continuing Employees, being referred to herein as the “Continuing Employees”). The terms offered to each such Business Employee will be on terms that are not less favorable, in the aggregate, for each such Business Employee, than the terms applicable to such employee summarized in a confidential letter delivered by Purchaser to Seller concurrently with the execution and delivery of this Agreement, it being understood that the content of such letter shall be subject to applicable privacy Laws and shall be kept strictly confidential by Seller. Purchaser shall deliver to Seller a preliminary schedule of the names of the Continuing Employees, to the extent then known by Purchaser, no later than two (2) calendar days prior to the Closing, and a revised final schedule of the names of the Continuing Employees promptly following the

Closing. Such offers will, where permitted by Law, be on an “at will” basis and otherwise will offer compensation packages commensurate with each Continuing Employee’s experience and proposed title and position with Purchaser. Purchaser and Seller shall abide by any local or country-specific notification or consultation requirements with respect to Continuing Employees and shall use their commercially reasonable efforts to cause the applicable Business Employees to accept such offers and to consent to any changes in terms of employment. Seller shall provide Purchaser with reasonable advance notice of any proposed written communication to or with Continuing Employees regarding the effects of the transactions contemplated by this Agreement on the Continuing Employees and reasonable opportunity to review and comment on such communications. Seller hereby consents to the hiring by Purchaser or a Subsidiary of Purchaser of the Continuing Employees and waives, with respect to the employment by Purchaser or a Subsidiary of Purchaser of the Continuing Employees, any claims or rights that Seller or any Subsidiary may have against Purchaser or any of its Subsidiaries, against any of its or their Representatives or against any Continuing Employee hired by Purchaser under any non-competition, confidentiality or employment agreement, or otherwise under any applicable Law, as a result of Purchaser’s employment of such Continuing Employee; provided, however, that the foregoing shall not constitute a waiver of any claim or right that Seller or any of its Subsidiaries may have against any such Continuing Employee under any such confidentiality agreement, or against Purchaser or any of its Subsidiaries or their Representatives pursuant to the confidentiality provisions of this Agreement or the Ancillary Agreements, as a result of the unauthorized disclosure (in violation of such agreement) of confidential information not related to the Business, the Purchased Assets or the Assumed Liabilities.
          (b) Excluded Employees. Any Business Employee who is not offered employment by Purchaser prior to Closing or who does not accept an offer of employment by Purchaser, in each case pursuant to Section 5.7(a), and who is not an EU Transferring Employee, is hereinafter referred to as a “Non-transferring Employee.” Seller shall indemnify and hold Purchaser and its Affiliates harmless with respect to all Liabilities relating to any Non-transferring Employee, including, (i) any employment-related liability, (ii) any liability relating to, arising under or in connection with any Seller Benefit Plan, including any liability under COBRA, whether arising prior to, on or after the Closing Date, and (iii) any liability under WARN or similar applicable state, local or foreign Laws. Purchaser shall have no liability or responsibility with respect to any Non-transferring Employee. Without limiting the generality of the foregoing, Purchaser and its Affiliates shall have no liability for any severance payment that any Non-transferring Employee may be entitled to receive in the event of termination of such individual’s employment with Seller or any Seller’s Subsidiaries.
          (c) Termination of Certain Employees. Prior to the Effective Time, and except in the case of EU Transferring Employees, Seller and Purchaser shall use commercially reasonable efforts (i) to obtain the voluntary consent of a Continuing Employee to resign his or her employment from Seller (or the applicable Subsidiary of Seller) and to become employed by Purchaser (or the applicable Subsidiary of Purchaser) or (ii) to obtain the voluntary consent of a Continuing Employee to transfer his or her employment to Purchaser (or the applicable Subsidiary of Purchaser) or (iii) to enter into an agreement with a Continuing Employee by which Purchaser assumes the material provisions of such Continuing Employee’s employment agreement, the determination of which shall be established by Seller and Purchaser based on applicable local Laws and standard local practice to minimize severance payments upon the transfer of or resignation and immediate rehiring of Continuing Employees, as applicable, on the Closing Date. With respect to Business Employees located in jurisdictions where local employment Laws may be argued to provide for an automatic transfer of such Business Employees’ employment to Purchaser upon consummation of the transactions contemplated by this Agreement, or to provide such Business Employees with a right to continuation of employment or to continuation of current compensation and benefits, excluding EU Transferring Employees, Seller shall use commercially reasonable efforts to procure such resignations, waivers, releases and agreements as may be required to permit the employment by Purchaser and its Subsidiaries of the Business Employees listed in Schedule 5.7(a) (and no other employees of Seller and its Subsidiaries) and their employment by Purchaser and its Subsidiaries on the terms offered by Purchaser and its Subsidiaries. Subject to applicable Laws, on and after the Closing Date, Purchaser shall have the right to dismiss any or all Continuing Employees at any time, with or without cause, and to change the terms and conditions of their employment (including compensation and employee benefits provided to them).
          (d) Employee Benefits.
               (i) Accrued Vacation. Purchaser shall give each Continuing Employee credit for years of service with Seller for purposes of calculating such Continuing Employee’s vacation accrual rate with Purchaser. For Continuing Employees located in all jurisdictions other than India, the United States, and the United Kingdom, Purchaser shall permit each Continuing Employee to carry over to Purchaser any vacation time accrued but unused with Seller, up to a maximum of fifty percent (50%) of such Continuing Employee’s annual vacation accrual rate with Purchaser, and Seller shall pay to such Continuing Employee the remainder of any accrued but unused vacation time. For Continuing Employees located in India, on the Closing Date Seller shall pay each Continuing Employee for all accrued but unused vacation time through the Closing Date. For Continuing Employees located in the United States, on the Closing Date Seller shall pay each Continuing Employee for all accrued but unused vacation time through the Closing Date, unless the Continuing Employee consents to the partial payout and carryover described in the first sentence of this Section 5.7(d)(i). For Continuing Employees located in the United Kingdom, all Continuing Employees shall carry over to Purchaser all accrued and unused vacation time in accordance with applicable Law. The Purchase Price shall be reduced by an amount equal to the value of all vacation time carried over by Continuing Employees to Purchaser, calculated on the basis of each Continuing Employee’s base compensation rate as in effect immediately prior to the Effective Time (or on such other basis, if higher, as Seller actually uses in calculating the payments it makes or is required to make to Continuing Employees pursuant to the foregoing provisions of this Section 5.7(d)(i)). At least two (2) Business Days before the Closing Date, Seller shall deliver to Purchaser a certificate of Seller’s chief financial officer setting forth the amount of vacation time that will have accrued through (and including) the Closing Date for each Business Employee, the dollar amount of each such employee’s salary (or hourly wage rate), and the resulting value of each such employee’s accrued vacation time.
               (ii) Vesting of Seller Employee Benefit Plan Benefits. Effective as of the Closing Date, Seller shall cause the tax-qualified pension and 401(k) plans in which Continuing Employees were eligible to participate immediately prior to the Closing Date to fully vest such employees’ accrued benefit through the Closing Date thereunder.

               (iii) Bonuses. For Continuing Employees located in China and Taiwan who are eligible (pursuant to their existing employment terms) to receive a bonus equal to one (1) month or two (2) months (as applicable) of such Continuing Employee’s salary (the “Month Bonus”), in lieu of Seller paying the accrued and unpaid amount of such Month Bonus as of the Closing Date (the “Accrued Bonus Amount”) on the Closing Date, Purchaser shall carry over the Accrued Bonus Amount and pay the applicable Accrued Bonus Amount to the Continuing Employee in accordance with such Continuing Employee’s existing employment terms. The Purchase Price shall be reduced by an amount equal to the aggregate Accrued Bonus Amount for all applicable Continuing Employees. At least two (2) Business Days before the Closing Date, Seller shall deliver to Purchaser a certificate of Seller’s chief financial officer setting forth the aggregate amount of the Accrued Bonus Amount for each Continuing Employee.
          (e) EU Business Employees.
               (i) The provisions of Sections 5.7(a), (b) and (c), with the exception of the definition of “Continuing Employees” insofar as it is used in any other sections of this Agreement, shall not apply to EU Transferring Employees.
               (ii) Seller and Purchaser acknowledge and agree that the contracts of employment between Seller, or any of its Subsidiaries, and each of the EU Transferring Employees shall have effect from the Effective Time as if originally made between Purchaser, or one of its designated Affiliates, and the applicable EU Business Employee pursuant to the operation of the EU Transfer Regulations in the applicable Member State in relation to the transactions contemplated by this Agreement.
               (iii) In the event that the contract of employment between Seller, or any of its Subsidiaries, and any UK Employee does not have effect from the Effective Time as if originally made between Purchaser or one of its designated Affiliates, and the applicable UK Employee pursuant to the operation of the EU Transfer Regulations in the United Kingdom in relation to the transactions contemplated by this Agreement, the provisions of Sections 5.7(a), (b), (c) and (d) shall apply in relation to those UK Employees whose contracts of employment do not transfer, provided that the various time limits stated in Sections 5.7(a), (b), (c), and (d) shall not apply and each Party shall be obliged to use its commercially reasonable efforts to comply with its respective obligations without any unreasonable delay following that Party becoming aware that the contract of employment of the relevant UK Employee did not transfer pursuant to the operation of the EU Transfer Regulations in the UK at the Effective Time.
               (iv) Notwithstanding paragraphs (i) and (ii) of this Section 5.7(e), with regard to the French EU Business Employee, Purchaser (or its appropriate Subsidiary) shall offer to such French EU Business Employee equivalent contractual terms and conditions of employment as those enjoyed by such French EU Business Employee immediately before such offer is made. Such offer shall be valid for at least six (6) weeks. Purchaser (or its appropriate Subsidiary) shall present the offer simultaneously to the French EU Business Employee and Seller.

               (v) If the contract of employment of any person who is employed by Seller or any of its Affiliates or by any contractor, sub-contractor or agent of Seller or any of its Affiliates in the United Kingdom, but who is not a UK Employee, has effect as if originally made between Purchaser or any of its Affiliates and the applicable person pursuant to the operation of the EU Transfer Regulations in the United Kingdom in relation to the transactions contemplated by this Agreement, Purchaser (or the applicable Affiliate of Purchaser) may, within fourteen (14) calendar days of becoming aware of such effect, terminate the contract of employment of each such relevant person. If: (A) Purchaser (or an Affiliate of Purchaser) has notified Seller in advance of the dismissal, (B) Purchaser (or the applicable Affiliate of Purchaser) has used reasonable endeavors to comply with the three-step dismissal procedure set out in Part 1 of Schedule 1 of the Employment Act 2002, (C) the dismissal is not by reason of, or connected to, a form of discrimination prohibited by law in the United Kingdom, and (D) the dismissal occurs within the stated fourteen (14) calendar day period, even if the dismissal procedure referred to above has not been completed by that stage, then Seller agrees to indemnify Purchaser and its Affiliates against any and all Liabilities and Losses arising from, or connected with, any and all such terminations and against any and all reasonable sums payable to, or in respect of, the applicable person in respect of his employment up to, and including, the date upon which his employment is so terminated.
               (vi) Prior to the Closing Date, Seller and Purchaser shall jointly deliver to each EU Transferring Employee a notice (in a form agreed by Seller and Purchaser) to communicate to each such EU Transferring Employee that his or her contract of employment shall have continuing effect after the Closing Date in the manner specified in Section 5.7(e)(ii). Notwithstanding the foregoing in this paragraph, with regard to the French EU Business Employee, Purchaser (or its appropriate Subsidiary) shall make an offer of employment as specified in Section 5.7(e)(iv), at least six (6) weeks prior to Closing Date.
               (vii) All payments, costs, expenses and charges relating to each EU Continuing Employee (“Charges”) shall be apportioned on a time-basis so that the Charges accruing in, and/or payable in relation to, the period prior to the Effective Time shall be borne and discharged by Seller and the Charges accruing in, and/or payable in relation to, the period commencing from the Effective Time shall be borne and discharged by Purchaser.
               (viii) Seller shall, at least twenty (20) Business Days prior to the Closing Date, provide to Purchaser the information required to be given with respect to EU Transferring Employees pursuant to the EU Transfer Regulations and copies of all contracts of employment and other agreements relating to EU Transferring Employees. Purchaser will provide Seller as soon as reasonably practicable on request with all information it is required to provide by the EU Transfer Regulations in each applicable jurisdiction so that Seller may comply with its obligations to inform and consult with the EU Business Employees under the EU Transfer Regulations. Notwithstanding the foregoing in this paragraph, with regard to the French EU Business Employee, Seller shall provide to Purchaser a copy of the French EU Business Employee’s contract of employment and other agreements relating to such employee at least seven (7) weeks prior to Closing Date.
               (ix) Seller shall, and shall cause its Subsidiaries to, provide Purchaser and its Representatives with reasonable access to each of the UK Employees and their appropriate representatives (which term shall have the same meaning as it has in the EU Transfer Regulations, as implemented in the United Kingdom), except to the extent that they refuse to meet with Purchaser, during normal business hours for the purpose of conducting meetings (provided always that Seller is present).

          (f) Intellectual Property Rights. Seller and Purchaser shall jointly provide complete and adequate notice to all Business Employees excluding EU Transferring Employees, that their current agreements with Seller or its Affiliates concerning information and inventions and confidentiality while continuing in full force and effect in accordance with their terms shall not apply to their employment relationship with Purchaser, and that those who become employed by Purchaser, excluding EU Transferring Employees, will be required, upon becoming Continuing Employees and as a condition of employment with Purchaser and its Subsidiaries, to sign a new employment agreement containing provisions concerning Intellectual Property Rights and Technology.
          (g) Credit. Subject to the provisions of Section 1.3(b), Section 1.4(f) and Section 1.4(g), and subject further to the terms of individual offer letters, to the extent permitted by applicable Purchaser benefit plans, Purchaser shall give each Continuing Employee credit for prior service with Seller or its Subsidiaries for purposes of eligibility for participation in any employee benefit plan maintained by Purchaser (but not for purposes of benefits vesting or accrual under any defined benefit pension plan and not for purposes of equity incentive grants).
               (i) On each of the first, second and third year anniversaries of the Closing Date, Purchaser shall deliver to Seller a complete and accurate list of (A) each Continuing Employee who is entitled to severance due to a termination of employment with Purchaser or any Affiliate of Purchaser that occurs during the twelve (12), twenty-four (24) and thirty-six (36) months, respectively, following the Closing Date (“Terminated Continuing Employee”), (B) the total severance amount paid or due to each Terminated Continuing Employee, (C) the portion of the total severance amount paid or due to each Terminated Continuing Employee for which Seller is responsible in accordance with Section 1.4(b) and this Section 5.7(g) (provided, however, that with regard to severance due to a termination of employment with Purchaser prior to the last day of the eighteenth (18th) month following the Closing Date, such portion of the total severance amount shall not be more than the severance that such Terminated Continuing Employee would have received if such Terminated Continuing Employee’s employment was terminated immediately prior to the Closing Date; and provided, further, that with regard to severance due to a termination of employment with Purchaser after the eighteenth (18th) month following the Closing Date but on or prior to the last day of the thirty-sixth (36th) month following the Closing Date, such portion of the total severance amount shall not total more than eight million dollars ($8,000,000)), (D) the underlying calculations of the amounts under clauses (B) and (C), and (E) a summary description of the reason that severance is payable (“Severance Liability List”). For purposes of this Section 5.7(g), Seller shall be responsible to Purchaser for an amount equal to the product of (i) the total severance amount paid or due to each Terminated Continuing Employee, multiplied by (ii) a fraction, the numerator of which is the number of months that such Terminated Continuing Employee was employed by Seller, and the denominator of which is the total number of months that such Terminated Continuing Employee was employed by Seller (and/or a Subsidiary of Seller) and Purchaser (and/or a Subsidiary of Purchaser). Notwithstanding anything in the foregoing, Seller shall be responsible for severance of Terminated Continuing Employees solely under the terms of (and shall not exceed the amounts payable under) Seller’s severance plans and programs in existence as of the Closing Date and under statutory severance obligations in existence as of the Closing Date. Notwithstanding anything in the foregoing to the contrary, in determining the amount of severance for which Seller shall be responsible, the amount of severance payable to Terminated Continuing Employees shall be calculated as if such severance were payable pursuant to the severance plans of Seller and its Subsidiaries in effect on the date hereof (or, if greater, on the Closing Date) and under severance statutes as in effect as of the Closing Date.
               (ii) As soon as practicable, Seller shall review and confirm the accuracy of the Severance Liability List. If Seller disputes the accuracy of the Severance Liability List, Seller shall deliver a written notice (“Severance Liability List Dispute Notice”) to Purchaser before 5 p.m. Pacific Time on the thirtieth (30th) day after the delivery of the Severance Liability List (“Severance Liability List Review Period”).
               (iii) If Seller delivers a Severance Liability List Dispute Notice to Purchaser prior to the expiration of the Severance Liability List Review Period, then Seller and Purchaser shall attempt in good faith to agree upon the accuracy of the Severance Liability List. If Seller and Purchaser are unable to reach agreement on the accuracy of the Severance Liability List within twenty (20) days after the expiration of the Severance Liability List Review Period, either Seller or Purchaser may demand arbitration of the dispute. The dispute shall be resolved by three (3) arbitrators, one selected by Seller, one selected by Purchaser, and the third selected jointly by the two arbitrators previously selected by Seller and Purchaser. The decision of a majority of the three (3) arbitrators as to the accuracy of the Severance Liability List shall be binding and conclusive upon Seller and Purchaser. Such decision shall be written and shall be supported by written findings of fact and conclusions of law regarding the dispute which shall set forth the judgment of the arbitrators.
               (iv) Judgment to enforce the decision rendered by the arbitrators may be entered in any court having competent jurisdiction. Any such arbitration shall be held in a location within the Northern District of California under the commercial rules of arbitration then in effect of the American Arbitration Association. Each Party shall pay its own expenses, including attorneys’ fees. The expenses and fees of each arbitrator and the administrative costs of the arbitration and the expenses shall be borne equally by Seller and Purchaser.
          (h) No Third-Party Beneficiary Rights. No provision of this Section 5.7 shall create any third-party beneficiary rights in any Business Employee, or any beneficiary or dependents thereof, including the compensation, terms and conditions of employment and benefits that may be provided to any Continuing Employee or under any employee benefit plan which Purchaser may maintain.
     5.8 Personal Information. Any personal information (as defined by applicable privacy Laws) about Business Employees which is disclosed to Purchaser by Seller for the purposes contemplated by this Agreement (including the employment of such individuals by the Purchaser and its Subsidiaries after the Effective Time), shall be held by Purchaser in confidence and shall not be used, disclosed or retained by Purchaser for any other purposes, and shall otherwise be handled by Purchaser in compliance in all material respects with applicable privacy Laws.

     5.9 Preservation of Records. Seller and Purchaser agree that each of them shall preserve and keep the records held by it or their Affiliates relating to the Business for a period of seven (7) years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such Party in connection with, among other things, any insurance claims by, legal proceedings against or governmental investigations of Seller or Purchaser or any of their Affiliates or in order to enable Seller or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. Notwithstanding anything in this Section 5.9 to the contrary, neither Seller nor Purchaser shall be required to provide access to any information or materials required by Law or by agreements with third parties to be kept confidential. In the case of material protected by the attorney-client privilege or work product immunity, Seller or Purchaser (as the case may be) may, prior to and as a condition of furnishing such material, require the recipient to enter into a reasonably appropriate agreement intended to preserve such privileges and immunities.
     5.10 Non-Competition; Non-Solicitation.
          (a) For a period from the date hereof until the second (2nd) anniversary of the Closing Date, Seller shall not, and Seller shall cause its Affiliates not to, directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in the Purchaser Field (a “Restricted Business”) anywhere in the world. Notwithstanding the foregoing, Seller and its Subsidiaries shall be permitted to acquire a majority equity or other majority ownership interest of a Person whose principal line of business is not a Restricted Business, but which has a division or other operations constituting a Restricted Business (any such division or operations, an “Acquired Competing Interest”), provided that (i) the annual gross sales or revenues from such Restricted Business do not exceed twenty five million dollars ($25,000,000) and in any event such gross sales or revenues from such Restricted Business do not exceed twenty five percent (25%) of the total annual gross sales or revenues of such Person for the last completed fiscal year of such Person, and (ii) Seller shall or shall cause its applicable Subsidiary to take all commercially reasonable steps to sell or otherwise divest the Acquired Competing Interest as soon as reasonably practicable to an unaffiliated Person; and provided further that if Seller and its Subsidiaries have not completed the sale or other divestiture of the Acquired Competing Interest within six (6) months after the acquisition by Seller and its Subsidiaries of the Acquired Competing Interest, then Seller shall immediately cause the operations of the Acquired Competing Interest to be ceased. The parties hereto specifically acknowledge and agree that the remedy at law for any breach of the foregoing will be inadequate and that Purchaser, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage or posting any bond whatsoever.
          (b) For a period from the date hereof to the second (2nd) anniversary of the Closing Date, Seller shall not and shall cause its Affiliates not to (i) cause, solicit, induce or encourage any employee of Seller or any of its Subsidiaries who are or become employees of Purchaser or its Affiliates as a result of the transactions contemplated by this Agreement to leave such employment with Purchaser or its Subsidiaries or (ii) hire, employ or otherwise engage any such individual.

          (c) In addition to and without in any way limiting the obligations and restrictions set forth in Section 5.10(b), Seller agrees that for a period of one (1) year from and after the Effective Time, neither Seller nor any Subsidiary of Seller will, directly or indirectly, solicit to employ any employee of Purchaser or any of its Subsidiaries who was first introduced to Seller or any of its Subsidiaries in connection with (i) the negotiation of this Agreement or (ii) the performance by Purchaser or any of its Subsidiaries of the Transition Services Agreement. The foregoing shall not prohibit or prevent Seller or any of its Subsidiaries from soliciting any employee of Purchaser or any of its Subsidiaries: (A) through general solicitations in newspaper, trade, internet or other advertisements, job fairs or similar methods, (B) through a third-party recruiter, provided that neither Seller nor any of its Subsidiaries provides such third-party recruiter with the name, title or position of any such employee of Purchaser or any of its Subsidiaries obtained in connection with the transactions contemplated by this Agreement or the Transition Services Agreement, (C) who first contacts Seller or any of its Subsidiaries on his or her own initiative, (D) who (x) is no longer employed by Purchaser or any of its Subsidiaries, (y) has provided notice of his or her resignation without solicitation by Seller or any of its Subsidiaries or (z) has received written notice from Purchaser or the Subsidiary of Purchaser where he or she is employed of his or her impending termination, or (E) after the date which is three (3) months after the date on which Purchaser enters into an agreement for a sale by Purchaser (whether by sale of stock or assets, or otherwise) of the division, business unit, department or other operational area in which such employee is employed. In the event of any conflict between the provisions of this Section 5.10(c) and Section 5.10(b), Section 5.10(b) shall control.
          (d) Purchaser agrees that for a period of one (1) year from and after the Effective Time, neither Purchaser nor any Subsidiary of Purchaser will, directly or indirectly, solicit to employ any current employee of Seller or any of its Subsidiaries who was first introduced to Purchaser or any of its Subsidiaries in connection with (i) the negotiation of this Agreement or (ii) the performance by Seller or any of its Subsidiaries of the Transition Services Agreement. The foregoing shall not prohibit or prevent Purchaser or any of its Subsidiaries from soliciting any employee of Seller or any of its Subsidiaries: (A) through general solicitations in newspaper, trade, internet or other advertisements, job fairs or similar methods, (B) through a third-party recruiter, provided that neither Purchaser nor any of its Subsidiaries provides such third-party recruiter with the name, title or position of any such employee of Seller or its Subsidiaries obtained in connection with the transactions contemplated by this Agreement or the Transition Services Agreement, (C) who first contacts Purchaser or any of its Subsidiaries on his or her own initiative, (D) who (x) is no longer employed by Seller or any of its Subsidiaries, (y) has provided notice of his or her resignation without solicitation by Purchaser or any of its Subsidiaries or (z) has received written notice from Seller or the Subsidiary where he or she is employed of his or her impending termination, or (E) after the date which is three (3) months after the date on which Seller enters into an agreement for a sale by Seller (whether by sale of stock or assets or otherwise) of the division, business unit, department or other operational area in which such employee is employed. The rights and interests of Seller and its Subsidiaries pursuant to this Section 5.10(d) may not be assigned by Seller or its Subsidiaries (by operation of Law or otherwise) without the prior written consent of Purchaser (which consent may be withheld in Purchaser’s sole discretion) and any attempt to assign such rights and interests without consent shall be void.

          (e) The covenants and undertakings contained in this Section 5.10 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 5.10 will cause irreparable injury to the parties, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Therefore, each Party agrees that the other Party shall be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 5.10. The rights and remedies provided by this Section 5.10 are cumulative and in addition to any other rights and remedies which Purchaser may have hereunder or at law or in equity. In the event that Purchaser were to seek damages for any breach of this Section 5.10, the portion of the consideration delivered by Purchaser to Seller (or to others at the direction of Seller) hereunder which is attributed by the parties to the foregoing covenant shall not be considered a measure of or limit on such damages.
          (f) Purchaser and Seller intend and agree that (i) the covenants set forth in this Section 5.10 shall be construed as a series of separate covenants, one for each country in the world where the Business (or any portion thereof) is located or conducted, including the United States of America, Canada, India, the People’s Republic of China, Taiwan, Japan, the Republic of Korea, the United Kingdom, and France, and one for each state and province within such countries (including the State of California and the Commonwealths of Massachusetts and Pennsylvania and the Province of Ontario); (ii) if any court of competent jurisdiction in a final nonappealable judgment determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 5.10 is unreasonable, arbitrary or against public policy, then a lesser time period, geographical area, business limitation or other relevant feature which is determined to be reasonable, not arbitrary and not against public policy may be enforced against the applicable Party; and (iii) if, in any Action or Proceeding, a court shall refuse to enforce any of the separate covenants deemed included in this Section 5.10, even after giving effect to clause (ii), then such unenforceable covenant shall be deemed eliminated from these provisions for the purpose of such Action or Proceeding to the extent necessary to permit the remaining separate covenants to be enforced.
          (g) The parties agree to allocate the aggregate sum of one dollar ($1.00) of the consideration of the Purchased Assets to the agreements, covenants and undertakings contained in Section 5.10 for the purposes of the ITA and the parties shall timely prepare and file a joint election under proposed paragraph 56.4(3)(c) of the ITA (and analogous provincial or territorial tax legislation) in the form of “Election for Restrictive Covenants” attached hereto as Exhibit N, or in such successor form as may be prescribed by the Canada Revenue Agency, which shall be filed in accordance with proposed subsection 56.4(14) of the ITA.
     5.11 Notification of Certain Matters. Seller shall give prompt written notice to Purchaser of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of Seller in this Agreement to be untrue or inaccurate at or prior to the Closing in any material respect and (b) any failure of Seller in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and Purchaser shall give prompt written notice to Seller of (x) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of Purchaser in this Agreement to be untrue or inaccurate at or prior to the Closing in any material respect and (y) any failure of

Purchaser in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.11 shall not limit or otherwise affect any remedies available to the Party receiving such notice.
     5.12 Intellectual Property Rights.
          (a) Seller shall give Purchaser prompt written notice of the receipt by Seller or any of its Subsidiaries after the date hereof of any summons, complaint, demand letter, offer of or invitation to seek a license, or other written communication (each an “IP Communication”) claiming, in substance, (a) that any Current Business Product infringes the Intellectual Property Rights or Technology of any other Person, (b) that Seller or any of its Subsidiaries do not own or have the right to exploit any Technology or Intellectual Property Rights required for the Business or any Current Business Product, or (c) that any of the Intellectual Property Rights or Technology, including the Seller IP Assets, presently embodied or proposed to be embodied in any Current Business Product is available for licensing from a potential licensor providing the notice.
          (b) Seller shall give Purchaser prompt written notice of the receipt by Seller or any of any of its Subsidiaries after the date hereof of any IP Communication if Seller determines (or should determine in the exercise of reasonable good faith judgment) that any such IP Communication claims, in substance, (a) that any element or functionality of any Roadmap Product as delivered to Purchaser pursuant to this Agreement would infringe the Intellectual Property Rights or Technology of the Person responsible for the IP Communication or the holder of the Intellectual Property Rights or Technology asserted in the IP Communication (the “Claimant”) (b) that Seller or any of its Subsidiaries do not own or have the right to exploit any Technology or Intellectual Property Rights that Seller planned or required for any Roadmap Product, or (c) that any of the Intellectual Property Rights or Technology of the Claimant presently embodied or proposed to be embodied in any Roadmap Product is available for licensing from the Claimant.
          (c) From and after the execution of this Agreement to the Closing (or the earlier termination of this Agreement pursuant to Section 8.1), Seller shall take commercially reasonable actions (x) to maintain, perfect, preserve or renew the Purchased Registered Intellectual Property Rights, including the payment of any registration, maintenance, renewal fees, annuity fees and Taxes or the filing of any documents, applications or certificates related thereto, and (y) to promptly respond and prepare to respond to all requests, related to the Purchased Registered Intellectual Property Rights, received from any Governmental or Regulatory Authority. At the Closing, Seller shall notify Purchaser of all material actions which must be taken within the one hundred eighty (180) days following the Closing Date and which are necessary to maintain, perfect, preserve or renew the Purchased Registered Intellectual Property Rights, including the payment of any registration, maintenance, renewal fees, annuity fees and Taxes or the filing of any documents, applications or certificates related thereto.
     5.13 Expenses. Whether or not the Closing occurs, except as otherwise expressly provided by this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective Party incurring such fees and expenses, it being understood and agreed, for the avoidance of doubt, that unless otherwise specifically provided in this Agreement or any Ancillary Agreement, the Transition Services Agreement shall govern the responsibility for all costs and expenses in connection with the transitional services to be provided pursuant to the Transition Services Agreement and related statements of work attached thereto (in each case on the terms and conditions expressly set forth in such agreement and such statements of work). Except as specifically set forth in the Transition Services Agreement, Purchaser shall be responsible for any costs and expenses incurred in connection with Purchaser’s occupation, integration or acceptance of the Purchased Assets and the Licensed IP Assets, and Seller shall be responsible for any costs and expenses incurred by Seller in connection with its delivery obligations set forth in Section 1.7. Purchaser shall be responsible for the cost of any filing fees under the Canadian Competition Act.
     5.14 Shared Premises. For those Business Real Properties that Seller will continue to occupy during Purchaser’s lease or sublease of a portion thereof, each Party shall use commercially reasonable efforts to ensure that the business operations of such Party and its Subsidiaries therein will not interfere or limit in any material respect the operation of the other Party and its Subsidiaries in and from such location in compliance with the terms of the Transition Services Agreement and the applicable related statement of work.
     5.15 Certain Agreements Required for Closing. Without limiting the generality of the Parties obligations set forth elsewhere in this Article 5, during the period from the date hereof to the Closing Date, each Party shall (and shall cause their respective Subsidiaries to) finalize, execute and deliver in good faith each of the Foreign Asset Purchase Agreements and Real Property Transfer Agreements and such other documents and instruments, provide such materials and information and take such other actions as the other Party may reasonably request to consummate the transactions contemplated by the Foreign Asset Purchase Agreements and the Real Property Transfer Agreements.
     5.16 Audited 2008 Business Financials. Seller shall use its best efforts to prepare and complete the Audited 2008 Business Financials, and to cause the audit of such financial statements to be completed on or prior to the forty-fifth (45th) calendar day after the Closing Date. If the Audited 2008 Business Financials have not been completed and delivered to Purchaser, but all other closing conditions are satisfied or waived, as applicable, and the Parties effect the Closing pursuant to Section 1.6 of this Agreement, Purchaser shall deposit fifteen million dollars ($15,000,000) of the Purchase Price (the “Withheld Amount”) with the Escrow Agent to be held in escrow (on the terms set forth below and such further terms as Purchaser and Seller may mutually agree). If the Audited 2008 Business Financials are completed and delivered to Purchaser on or prior to the forty-fifth (45th) calendar day after the Closing Date, Purchaser shall cause the Escrow Agent to promptly pay the entire Withheld Amount (including interest with respect thereto) to Seller. If the Audited 2008 Business Financials are completed and delivered more than forty five (45) calendar days after the Closing, the Purchase Price, and the portion of the Withheld Amount required to be paid (or caused to be paid) by Purchaser to Seller, shall be reduced by one million dollars ($1,000,000) (plus any applicable interest with respect thereto) for each additional day or fraction of a day beyond the end of such forty five (45) day period until the completion and delivery to Purchaser of the Audited 2008 Business Financials and Purchaser shall retain such Withheld Amount.

ARTICLE 6.
CONDITIONS TO THE CLOSING
     6.1 Conditions to Obligations of Each Party to Effect the Closing. The respective obligations of Purchaser, BIL and Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the conditions set forth in this Section 6.1:
          (a) Legal Proceedings. No Governmental or Regulatory Authority shall have commenced, or notified in writing either Purchaser, BIL or Seller or any of their respective Representatives of any intention to commence, proceedings to restrain, prohibit, rescind, materially condition or take any substantially similar action with respect to any of the material transactions contemplated by this Agreement or any of the Ancillary Agreements (including the Intellectual Property License Agreements), in a manner that would be materially adverse to the Party asserting this condition, unless such Governmental or Regulatory Authority shall have definitively withdrawn such notice and abandoned all such proceedings, as the case may be.
          (b) No Injunctions or Regulatory Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court or other Governmental or Regulatory Authority of competent jurisdiction or other legal or regulatory restraint or prohibition preventing or rendering unlawful the consummation of the transactions contemplated by this Agreement shall be in effect; nor shall there be any action taken, or any Law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement that would prohibit or render unlawful the consummation of the transactions contemplated by this Agreement or which would permit consummation of the transactions contemplated by this Agreement only if certain divestitures were made or if Purchaser, BIL or Seller were to agree to limitations on its business activities or operations.
     6.2 Additional Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the conditions set forth in this Section 6.2, any of which may be waived, in writing, exclusively by Seller:
          (a) Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement shall each be true and correct in all material respects as of the date of this Agreement and shall each be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (other than representations and warranties which by their express terms are made solely as of a specified earlier date, which shall be true and correct in all material respects as of such specified earlier date).
          (b) Performance. Purchaser and BIL shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Purchaser at or before the Closing.

          (c) Governmental and Regulatory Approvals. The Required Seller Approvals shall have been obtained and shall be in full force and effect with no condition that would be materially adverse to Seller.
          (d) Certain Agreements. Each Ancillary Agreement (other than the IP License Agreements executed and delivered concurrently herewith) to which Purchaser or any of its Subsidiaries is a party shall have been executed by Purchaser and/or each applicable Subsidiary of Purchaser and delivered to Seller by Purchaser substantially in the form attached hereto, and (assuming the execution and delivery thereof by Seller or its Subsidiaries) each such agreement (including the IP License Agreements) shall be in full force and effect.
          (e) Legal Opinions. Seller shall have received legal opinions from Wilmer Cutler Pickering Hale and Dorr LLP, U.S. legal counsel to Purchaser, and Torys LLP, Canadian legal counsel to Purchaser, as to the matters set forth in Exhibit J.2.
          (f) Closing Certificates. Purchaser shall have delivered to Seller a certificate, dated as of the Closing Date and executed by an executive officer of Purchaser, certifying that the conditions set forth in this Section 6.2 are satisfied, and a secretary’s certificate executed by the Secretary or an Assistant Secretary of Purchaser in form reasonably acceptable to Seller.
     6.3 Additional Conditions to the Obligations of Purchaser. The obligations of Purchaser and BIL to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the conditions set forth in this Section 6.3, any of which may be waived, in writing, exclusively by Purchaser:
          (a) Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall each be true and correct in all material respects as of the date of this Agreement and shall each be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (other than representations and warranties which by their express terms are made solely as of a specified earlier date, which shall be true and correct in all material respects as of such specified earlier date).
          (b) Performance. Seller shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Seller on or before the Closing Date.
          (c) Closing Certificates. Seller shall have delivered to Purchaser a certificate, dated as of the Closing Date and executed by an executive officer of Seller, certifying that the conditions set forth in this Section 6.3 are satisfied, and a secretary’s certificate executed by the Secretary or an Assistant Secretary of Seller in form reasonably acceptable to Purchaser.
          (d) Third-Party Consents. Seller shall have received, and shall have delivered to Purchaser, each of the Approvals listed in Schedule 6.3(d).
          (e) Governmental and Regulatory Approvals. The Required Purchaser Approvals shall have been obtained and shall be in full force and effect on terms reasonably satisfactory to Purchaser.

          (f) Legal Opinions. Purchaser shall have received legal opinions from Latham & Watkins, U.S. legal counsel to Seller, and McCarthy Tetrault, Canadian legal counsel to Seller, as to the matters set forth in Exhibit J.1.
          (g) Certain Agreements. Each Ancillary Agreement (other than the IP License Agreements executed and delivered concurrently herewith) to which Seller or any of its Subsidiaries is a party shall have been executed by Seller and/or the applicable Subsidiary of Seller and delivered to Purchaser by Seller or the applicable Subsidiary of Seller substantially in the form attached hereto, and (assuming the execution and delivery thereof by Purchaser) each such agreement (including the IP License Agreements) shall be in full force and effect.
          (h) Employees. Each of the Business Employees named in Schedule 6.3(h)(1), at least ninety percent (90%) of the Business Employees named in Schedule 6.3(h)(2) and at least ninety percent (90%) of the other Business Employees who shall have received offers of post-Closing employment by Purchaser or a Subsidiary of Purchaser pursuant to Section 5.7 shall have accepted offers of employment with Purchaser or a Subsidiary of Purchaser to commence following the Closing and shall continue to be employed by Seller or a Subsidiary of Seller as of the Closing, and none of the Business Employees named in Schedule 6.3(h)(1), not more than ten percent (10%) of the Business Employees named in Schedule 6.3(h)(2) and not more than ten percent (10%) of the other Business Employees who have received offers of post-Closing employment by Purchaser or a Subsidiary of Purchaser shall have refused offers of employment by Purchaser or a Subsidiary of Purchaser to commence following the Closing or given any notice or other indication that they are not willing or do not intend to be employed by Purchaser or a Subsidiary of Purchaser following the Closing or are not willing or do not intend to execute and deliver to Purchaser Purchaser’s standard forms of Confidentiality and Invention Assignment Agreement and associated schedules and statements without amendment or modification thereto in any substantive respect.
          (i) Audited 2007 Business Financials. The audit of the Audited 2007 Business Financials by Seller’s independent public accounting firm shall have been completed and the opinion of such independent public accountants on the Audited Business Financials shall contain no material qualifications and shall otherwise be in customary form reasonably satisfactory to Purchaser.
          (j) India Facilities. The facilities to be established, and the equipment and infrastructure to be installed, by Seller and its Subsidiaries for the Continuing Employees in India shall be complete, operational, and ready for occupancy and use by such Continuing Employees, so as to permit the uninterrupted conduct of the Business by such employees in the ordinary course following the Effective Time in the same manner as conducted prior to the Effective Time.
          (k) No Business Material Adverse Effect. No Business Material Adverse Effect shall have occurred, and no event shall have occurred or arisen, and no circumstance shall exist, that would reasonably be expected to result in a Business Material Adverse Effect.

ARTICLE 7.
SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND
AGREEMENTS; ESCROW PROVISIONS
     7.1 Survival of Representations, Warranties, Covenants and Agreements. Notwithstanding any right of Purchaser (whether or not exercised) to investigate the Business, the Purchased Assets or the Assumed Liabilities (whether pursuant to Section 5.1 or otherwise) and notwithstanding any waiver or non-assertion by a Party of any applicable condition to Closing set forth in Article 6 or any termination right set forth in Article 8, each Party shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other Party contained in this Agreement, the Ancillary Agreements and the certificates and instruments delivered in connection herewith or therewith. All of the representations and warranties of Seller and Purchaser contained in this Agreement and contained or incorporated or referred to in the certificates and instruments delivered in connection herewith or therewith shall survive the Closing and continue until 11:59 p.m. California time on the day which is eighteen (18) months after the Closing Date (the “Expiration Date”). Nothing in this Section 7.1 or any other provision of this Agreement (i) shall be construed to limit or otherwise alter the survival of any representation or warranty of any Person in any of the Ancillary Agreements, which shall survive the Closing and continue for the time periods set forth therein (or, if no time period is set forth therein, indefinitely), or (ii) shall be construed to limit or alter the survival of any covenant or agreement of Seller or Purchaser contained in this Agreement or any of the Ancillary Agreements, which shall survive the Closing and continue for the time periods set forth therein (or, if no time period is set forth therein, indefinitely), other than covenants and agreements of Seller and Purchaser which by their terms are to be wholly performed prior to the Closing, which covenants and agreements shall survive until 11:59 p.m. Pacific Time on the Expiration Date.
     7.2 Indemnification; Escrow Provisions.
          (a) Establishment of the Escrow Fund. At the Closing, without any act of Seller or any other Person, the Escrow Amount will be deposited with the Escrow Agent by Purchaser, such deposits to constitute the “Escrow Fund” to be governed by the terms set forth herein and the Escrow Agreement.
          (b) Indemnification; Recourse to the Escrow Fund. Subject to the limitations set forth elsewhere in this Article 7, Seller shall indemnify and hold harmless Purchaser and each of its officers, directors, employees, agents and Affiliates, including each Subsidiary of Purchaser that purchases Purchased Assets pursuant to this Agreement (collectively, the “Purchaser Indemnitees”), and the Escrow Fund shall be available to compensate Purchaser and each of the other Purchaser Indemnitees, for any and all Losses (whether or not involving a Third-Party Claim) paid, incurred, sustained or accrued by Purchaser or any other Purchaser Indemnitee as a result of (i) any breach or violation of, or inaccuracy in, any representation or warranty (either as made on the date hereof or as if made on and as of the Closing Date, other than representations and warranties that by their express terms are made solely as of a specified earlier date, as to which indemnification shall only be available for breaches, violations or inaccuracies as of such specified earlier date), or any breach or violation of any covenant or agreement, made by (or on behalf of) Seller or any of its Subsidiaries in this Agreement or any of the Ancillary Agreements or any certificate, agreement or instrument delivered in connection herewith or therewith or any claim by any third party alleging, constituting or involving such a breach, violation or inaccuracy, (ii) any of the Excluded Assets or Retained Liabilities, (iii) any matter for which Purchaser or any other Purchaser Indemnitee is entitled to indemnification pursuant to Sections 1.8, 5.5, 5.6, or 5.7, or (iv) any matter referred to in Schedule 7.2(b)(iv); and Purchaser shall indemnify and hold harmless Seller and each of its officers, directors, employees, agents and Affiliates (collectively, the “Seller Indemnitees”) for any and all Losses (whether or not involving a Third-Party Claim) paid, incurred, sustained or accrued by Seller or any other Seller Indemnitee as a result of (x) any breach or violation of, or inaccuracy in, any representation or warranty (either as made on the date hereof or as if made on and as of the Closing Date, other than representations and warranties that by their express terms are made solely as of a specified earlier date, as to which indemnification shall only be available for breaches, violations or inaccuracies as of such specified earlier date), or any breach or violation of any covenant or agreement, made by (or on behalf of) Purchaser in this Agreement or any of the Ancillary Agreements or any certificate, agreement or instrument delivered in connection herewith or therewith or any claim by any third party alleging, constituting or involving such a breach, violation or inaccuracy, or (y) any of the Assumed Liabilities. Purchaser and Seller each acknowledge that such Losses, if any, would relate to unresolved contingencies existing at the Closing, which if resolved at the Closing would have led to a reduction in the Purchase Price.
          (c) Certain Limitations.
               (i) Except as otherwise provided herein, an Indemnified Party may not make any claim for indemnification for Losses in excess of the Cap resulting from the breach or violation of, or inaccuracy in, any representation or warranty contained in this Agreement (or contained, incorporated or referred to in any certificate delivered in connection therewith), and, further, an Indemnified Party may not make any claim for indemnification for any breach or violation of, or inaccuracy in, any representation or warranty unless and until the aggregate Losses paid, incurred, sustained and/or accrued (or anticipated or be paid, incurred, sustained and/or accrued) exceed two hundred fifty thousand dollars ($250,000) (the “Threshold Amount”) (at which time claims may be made and indemnifiable Losses shall be determined without regard to, and without deducting or subtracting, the Threshold Amount). For purposes of this Article 7, all materiality and Business Material Adverse Effect qualifications in the representations and warranties contained in Article 2 or contained, incorporated or referred to in the certificate related thereto delivered pursuant to Section 6.3(c) shall be disregarded for purposes of calculating the amount of such Losses, but shall not be disregarded for purposes of determining whether a breach of any representation or warranty contained in Article 2 (or contained, incorporated or referred to in the certificate delivered pursuant to Section 6.3(c)) has occurred. Neither the Cap nor the Threshold Amount shall apply to claims for indemnification (A) by an Indemnified Party for Losses resulting from fraud or willful breach by the Indemnifying Party or any Person who is or was a director, officer, Affiliate or stockholder of the Indemnifying Party in connection with this Agreement or any of the Ancillary Agreements or any certificate, agreement or instrument delivered in connection herewith or therewith, (B) by Purchaser for Losses resulting from any of the Excluded Assets or Retained Liabilities (in the case of indemnification claims by Purchaser related thereto), (C) by Seller for Losses resulting from any of the Assumed Liabilities (in the case of indemnification claims by Seller related thereto), (D) by Purchaser for any Losses for which Purchaser or any other Purchaser Indemnitee is entitled to indemnification pursuant to Sections 1.8, 5.5, 5.6 or 5.7, (D) by Purchaser for Losses resulting from any

Excepted Matter or (F) by Purchaser for Losses resulting from any of the matters referred to in Schedule 7.2(b)(iv), any and all of which shall be recoverable by the applicable Indemnified Party without respect to the Cap or the Threshold Amount (other than Item 5 under Part II of Schedule 7.2(b)(iv), which shall be subject to the Cap but not the Threshold).
               (ii) In the event of any conflict between the indemnification provisions of this Agreement, on the one hand, and the provisions of the Transition Services Agreement or the related statements of work attached thereto, on the other hand, the provisions of the Transition Services Agreement and the applicable statement of work shall control, but solely with respect to the indemnification for obligations expressly and exclusively established by the Transition Services Agreement and related statements of work attached thereto and not with respect to any other matter or obligation (as to each of which this Agreement shall govern, control and prevail).
               (iii) For Losses that are not subject to the Cap and are not for Excepted Matters as defined in Section 7.2(c)(v), the maximum respective liability of each of Seller and Purchaser under this Article 7 shall be equal to the Purchase Price.
               (iv) To the extent that any Loss that is the subject of a claim for indemnification under this Article 7 is compensated by insurance proceeds paid to an Indemnified Party, such Indemnified Party shall be entitled to indemnification pursuant to this Article 7 only with respect to the amount of Losses that are in excess of the cash proceeds received by such Indemnified Party pursuant to such insurance, after deducting therefrom the expenses incurred by such Indemnified Party in obtaining such proceeds and the amount of any increase in premiums payable by such Indemnified Party as a result of the claims made against such insurance in relation to such matter (“Net Insurance Proceeds”). If such Indemnified Party receives such cash insurance proceeds prior to the time such claim is paid, then the amount payable by the Indemnifying Party pursuant to such claim shall be reduced by the amount of such Net Insurance Proceeds. If such Indemnified Party receives such cash insurance proceeds after such claim is paid, then upon receipt by such Indemnified Party of any cash proceeds pursuant to such insurance with respect to such claim, such Indemnified Party shall repay any portion of such Net Insurance Proceeds which was previously paid by the Indemnifying Party to such the Indemnified Party in satisfaction of such claim.
               (v) Absent fraud or intentional misrepresentation, and other than for Excepted Matters (as defined below), the indemnification provisions contained in this Article 7 are intended to provide the sole and exclusive remedy following the Closing as to all Losses any Indemnified Party may incur arising from or relating to breaches and violations of, and inaccuracies in, the representations and warranties of the Indemnifying Party in this Agreement; provided, that nothing in this Section 7.2(c) or elsewhere in this Agreement shall affect the parties’ rights to specific performance or other equitable remedies with respect to the covenants and agreements in this Agreement, the Intellectual Property License Agreements or any of the other Ancillary Agreements or that are to be performed at or after the Closing, and nothing in this Section 7.2(c) or elsewhere in this Agreement shall be construed to limit Seller’s responsibilities, obligations or liabilities in respect of the Retained Liabilities or Excluded Assets, or Purchaser’s responsibilities, obligations and liabilities in respect of Assumed Liabilities, or either Party’s responsibilities, obligations and liabilities in respect of its respective covenants, agreements and obligations (whether in this Agreement, in the Intellectual Property License Agreements or in the Transition Services Agreement (except, in the case of the Transition Services Agreement, as set forth in Section 7.2(c)(ii))) to be performed at or after the Closing (each an “Excepted Matter” and collectively, the “Excepted Matters”).
          (d) Escrow Period; Distribution of Escrow Fund upon Termination of Escrow Period. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 11:59 p.m. Pacific Time on the Expiration Date (the period of time from the Effective Time through and including 11:59 p.m. Pacific Time on the Expiration Date is referred to herein as the “Escrow Period”), and all property thereafter remaining in the Escrow Fund shall be distributed as set forth in the last sentence of this Section 7.2(d); provided, however, that the Escrow Period shall not terminate with respect to such amount as may be necessary in the good faith judgment of Purchaser, subject to the objection of Seller and the subsequent arbitration of the matter in the manner as provided in Section 7.2(h), to satisfy any unsatisfied claims under this Section 7.2 concerning facts and circumstances existing prior to the termination of the Escrow Period which claims are specified in any Officer’s Certificate delivered to the Escrow Agent prior to termination of the Escrow Period. Promptly after all such claims, if any, have been resolved, Purchaser and Seller shall cause the Escrow Agent to deliver to Seller the remaining portion of the Escrow Fund not required to satisfy such claims.
          (e) Protection of Escrow Fund; Interest Income.
               (i) Purchaser and Seller shall require the Escrow Agent to hold and safeguard the Escrow Fund during the Escrow Period, to treat such fund as a trust fund in accordance with the terms of this Agreement and to hold and dispose of the Escrow Fund only in accordance with the terms hereof. The Escrow Fund shall be invested only in obligations of (or guaranteed by) the U.S. Government as to principal and interest, or such other investments as Purchaser and Seller shall direct in joint written instructions to the Escrow Agent. Purchaser and Seller agree that in no event shall the Escrow Agent have any liability under the Escrow Agreement for investment losses incurred on any investment or reinvestment made in accordance with the terms of the Escrow Agreement. Without limiting the generality of the foregoing, Purchaser and Seller agree that the Escrow Agent shall have no liability for any market loss on any investment liquidated prior to maturity in order to make a payment required hereunder.
               (ii) All income derived from the investment of the Escrow Fund (the “Investment Income”) shall be deemed for Tax purposes to constitute (and shall be reported as) income of Seller. Such Investment Income shall be deemed part of the Escrow Fund, subject to claims for indemnification and distributions to Seller or Purchaser, as the case may be, in each case in accordance with this Article 7; provided, however, that Purchaser and Seller agree that twenty percent (20%) of the amount of such Investment Income in each calendar quarter shall automatically be deducted from such income and paid as a distribution by the Escrow Agent to Seller out of the Escrow Fund on the last day of each calendar quarter, without regard to the procedures of Section 7.2(f), (g), or (h). Except for the Investment Income, unless and until distributed to Seller (and then only to the extent distributed to Seller), the Parties agree to treat the Escrow Fund as owned by Purchaser and not received by Seller and to file all Tax Returns on a basis consistent with such treatment.

          (f) Claims for Indemnification; Claims Upon Escrow Fund. Claims for indemnification shall be made by delivery of a certificate signed by any officer of the Indemnified Party to the Indemnifying Party (an “Officer’s Certificate”). Each Officer’s Certificate: (i) shall state, in substance, that the Indemnified Party has paid, incurred, sustained and/or accrued (or, in the case of indemnification claims involving anticipated Losses, that the Indemnified Party anticipates in good faith that it will pay, incur, sustain and/or accrue) Losses, directly or indirectly, as a result of (A) any breach or violation of, or inaccuracy in, any representation or warranty (either as made on the date hereof or as if made on and as of the Closing Date, other than representations and warranties that by their express terms are made solely as of a specified earlier date, as to which the Officer’s Certificate shall state that the Losses are a result of a breach, violation or inaccuracy as of such specified earlier date), or any breach or violation of any covenant or agreement, made by or on behalf of the Indemnifying Party in this Agreement or any of the Ancillary Agreements or any certificate, agreement or instrument delivered by or on behalf of the Indemnifying Party in connection herewith or therewith, or any claim by any third party alleging, constituting or involving such a breach, violation or inaccuracy, (B) any of the Excluded Assets or Retained Liabilities (in the case of indemnification claims by Purchaser related thereto) or any of the Assumed Liabilities (in the case of indemnification claims by Seller related thereto), (C) any other matter for which an Indemnified Party is entitled to indemnification pursuant to this Agreement (including, in the case of Purchaser, Sections 1.8, 5.5, 5.6 or 5.7), or (D) any matter referred to in Schedule 7.2(b)(iv); and (ii) shall specify in reasonable detail the individual items of Loss included in the amount so stated, the date (if known) when each such item of Loss was paid, incurred, sustained and/or accrued (or, in the case of anticipated Losses, the basis for such anticipated Loss), and the general nature of the representation, warranty, agreement, covenant, Excluded Asset, Retained Liability, Assumed Liability, or other matter to which such item of Loss or anticipated Loss is related.
          (g) Objections to Claims. A copy of the Officer’s Certificate shall be delivered to the Indemnifying Party and, in the case of indemnification claims involving a claim against the Escrow Fund, to the Escrow Agent. The Indemnifying Party shall have twenty (20) Business Days after delivery of an Officer’s Certificate in which to object, in whole or in part, to the indemnification claim(s) set forth in the Officer’s Certificate. Objection shall be made by a certificate in writing, signed by an officer of the Indemnifying Party, setting forth in reasonable detail the basis for objection, which shall be delivered to the Indemnified Party (and, the case of indemnification claims involving a claim against the Escrow Fund, to the Escrow Agent) prior to 5:00 p.m. Pacific Time on the last day of such twenty (20) Business Day period. In the case of indemnification claims involving a claim against the Escrow Fund, if compliant objection in writing is made and timely delivered in accordance with the requirements of this Section 7.2(g), Purchaser and Seller agree that the Escrow Agent shall make no delivery to the Indemnified Party of any portion of the Escrow Fund pursuant to Section 7.2(d) unless the Escrow Agent shall have received written authorization from the Indemnifying Party to make such delivery. If compliant objection in writing is not made or is not timely delivered in accordance with the requirements of this Section 7.2(g), Purchaser and Seller shall require the Escrow Agent, as promptly as practicable following the expiration of such twenty (20) Business Day period, to pay to the Indemnified Party, from the Escrow Fund, an amount in cash equal to the amount of Losses claimed against the Escrow Fund in the Officer’s Certificate, in accordance with Section 7.2(f); provided, that where the basis for a claim is that the Indemnified Party anticipates that it will pay, incur, sustain and/or accrue a Loss, no payment will be made from the Escrow Fund for such Loss unless and until such Loss is actually paid, incurred, sustained and/or accrued.

          (h) Resolution of Conflicts; Arbitration.
               (i) If the Indemnifying Party has objected in writing to any claim or claims made in any Officer’s Certificate in accordance with the procedures of Section 7.2(g), the Indemnifying Party and the Indemnified Party shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Indemnifying Party and the Indemnified Party so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, in the case of indemnification claims involving a claim against the Escrow Fund, a copy thereof shall be furnished to the Escrow Agent. Purchaser and Seller agree that the Escrow Agent shall be entitled to rely on any such memorandum and to distribute funds from the Escrow Fund in accordance with the terms thereof.
               (ii) If no such agreement is reached after good-faith negotiations, the Indemnified Party (or, in the case of indemnification claims involving a claim against the Escrow Fund, either the Indemnifying Party or the Indemnified Party) may demand arbitration of the dispute. If the amount of the Loss is at issue in a pending Action or Proceeding involving a Third-Party Claim (as defined in Section 7.2(i)), arbitration shall not be commenced until such amount is determined in such Action or Proceeding (whether by verdict, judgment, finding of fact, settlement or other order, stipulation or agreement) or otherwise ascertained, or both parties agree to arbitration. Any dispute regarding a claim for indemnification pursuant to this Article 7 that is reasonably expected to require, for its determination, the application or determination of a substantive issue of patent law, shall, at the request of either Party, be resolved by special confidential arbitration pursuant to the rules set forth in Schedule 7.2(h)(ii). Otherwise, the dispute shall be resolved by three arbitrators, one selected by the Indemnified Party, one selected by the Indemnifying Party, and the third selected jointly by the two arbitrators previously selected by the Indemnifying Party and the Indemnified Party, in accordance with the following provisions and procedures:
                    (A) The arbitrators shall set a limited time period and establish procedures designed to reduce the cost and time for discovery of information relating to any dispute while allowing the parties an opportunity, adequate as determined in the sole judgment of the arbitrators, to discover relevant information from the opposing parties about the subject matter of the dispute.
                    (B) The arbitrators shall rule upon motions to compel, limit or allow discovery as they shall deem appropriate given the nature and extent of the disputed claim. The arbitrators shall also have the authority to impose sanctions, including attorneys’ fees and other costs incurred by the parties, to the same extent as a court of law or equity, if the arbitrators determine that discovery was sought without substantial justification or that discovery was refused or objected to by a Party without substantial justification.
                    (C) The decision of a majority of the three arbitrators as to the validity and amount of any claim in such Officer’s Certificate shall be binding and conclusive upon the parties to this Agreement, and (in the case of indemnification claims involving a claim against the Escrow Fund), notwithstanding anything in Section 7.2(g), Purchaser and Seller agree that the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith. Such decision shall be written and shall be supported by written findings of fact and conclusions of law regarding the dispute which shall set forth the award, judgment, decree or order of the arbitrators.
                    (D) Judgment upon any award, judgment, decree or order rendered by the arbitrators may be entered in any court having competent jurisdiction. Any such arbitration shall be held in a location within the Northern District of California under the commercial rules of arbitration then in effect of the American Arbitration Association. For purposes of this Section 7.2(h), in any arbitration hereunder in which any claim or the amount thereof stated in the Officer’s Certificate is at issue, the Indemnified Party shall be deemed to be the non-prevailing party if the arbitrators award the Indemnified Party less than one-half of the disputed amount of claimed Losses (exclusive of any amounts not in dispute); otherwise, the Indemnifying Party shall be deemed to be the non-prevailing party. The non-prevailing party to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative costs of the arbitration and the expenses, including reasonable attorneys’ fees and costs, incurred by the other Party to the arbitration.
               (iii) Confidentiality. In connection with indemnification and arbitration matters pursuant to this Article 7 (including pursuant to Schedule 7.2(h)(ii)), each Party and its Representatives shall hold in strict confidence, shall not use for any purpose other than as permitted under this Agreement or any Ancillary Agreement, and shall not disclose to any Person, any nonpublic information from or concerning the other Party, concerning any of the Purchased Assets or Assumed Liabilities (in the case of Seller) or Excluded Assets or Retained Liabilities (in the case of Purchaser) (including information obtained in the course of any arbitration, in discovery pursuant to this Section 7.2(h) or concerning the Escrow Fund or claims for indemnification (including information concerning the assertion, existence, nature, amount, status or outcome of any claim, objection, communication or proceeding under this Article 7). Notwithstanding the foregoing, either Party shall be entitled (i) to make such disclosures as are reasonably required in good faith for the conduct of proceedings for the resolution of disputes relating to indemnification claims, for the enforcement of arbitration awards and judgments related thereto, (ii) to disclose such information to their Representatives and other Persons who reasonably need to know such information for the purpose of enabling an Indemnified Party to assert and pursue an indemnification claim or enabling an Indemnified Party to respond or pursue an objection to an indemnification claim and who have agreed in writing to the same confidentiality obligations and disclosure restrictions applicable to the Parties hereto) and (iii) to make such disclosures as required by Law (including federal and state securities Laws) or by stock exchange rules.
          (i) Third-Party Claims. In the event that an Indemnified Party is served with a complaint, counterclaim or cross-claim in litigation (a “Third-Party Claim”) which the Indemnified Party expects may result in a claim for indemnification under this Article 7 or a demand against the Escrow Fund, the Indemnified Party shall notify the Indemnifying Party of such Third-Party Claim, and the Indemnifying Party shall be entitled, at its own and sole expense, to participate in any defense of such Third-Party Claim. Purchaser shall have the right in its sole and absolute discretion to control the defense of any Third-Party Claim against

Purchaser and Purchaser shall thereafter from time to time promptly provide to Seller copies of all pleadings filed and all Orders issued in such Action or Proceeding relating to such Third-Party Claim, and shall consult in good faith with Seller at reasonable periodic intervals on matters regarding the defense of such Third-Party Claim. Purchaser shall have the right to settle, adjust or compromise any such Third-Party Claim; provided, however, that (i) the amount of any settlement shall only be indemnifiable if made with the consent of the Indemnifying Party or, if made without the consent of the Indemnifying Party, the amount of the settlement was not unreasonably high, does not result in the Indemnifying Party incurring any obligations other than its indemnification obligations hereunder or the settlement was not agreed to in bad faith and without any reasonable basis, (ii) the amount of any settlement shall not be determinative of the amount of Losses (if any) that are subject to indemnification pursuant to this Article 7 and (iii) in no event shall Purchaser settle any claim related to the matter set forth in Item 5 of Part II of Schedule 7.2(b)(iv) without the consent of Seller. If a Third-Party Claim in a pending Action or Proceeding against an Indemnified Party would reasonably be expected to result in a claim for indemnification under this Article 7, then, at the Indemnifying Party’s written request within thirty (30) days after receipt of notice of the institution or pendency of such Action or Proceeding, (A) the Indemnifying Party shall thereafter from time to time promptly provide to the Indemnified Party copies of all pleadings filed and all Orders issued in such Action or Proceeding relating to such Third-Party Claim and shall thereafter consult in good faith with the Indemnifying Party at reasonable periodic intervals on matters relating to the defense of such Third-Party Claim, and (B) the Indemnifying Party may, with legal counsel reasonably satisfactory to the Indemnified Party, assume control of the defense of such Third-Party Claim if, and only if, (w) the Third-Party Claim is asserted by a Person other than a Governmental or Regulatory Authority, is solely for actual monetary damages (and not for punitive, exemplary or similar damages, treble damages or other damages in excess of actual damages), does not seek a declaratory judgment, injunctive or other equitable relief, or specific performance, and the total monetary damages that may be awarded with respect to such Third-Party Claim do not exceed the lesser of five million dollars ($5,000,000) or the amount then remaining in the Escrow Fund after deducting therefrom the amount of all outstanding unpaid and/or unresolved claims for indemnification, (x) the Person asserting the Third-Party Claim is not a customer, supplier or strategic partner of Purchaser or any of its Subsidiaries and is not party to a material business relationship with the Indemnifying Party that may create a material risk of a conflict between the interests of the Indemnified Party and the Indemnifying Party with respect to the defense of the Third-Party Claim, (y) the Third-Party Claim does not involve a criminal, quasi-criminal or regulatory matter, and (z) no later than twenty (20) days after notice by the Indemnified Party to the Indemnifying Party of the assertion of such Third-Party Claim, the Indemnifying Party shall have notified the Indemnified Party in writing of its election to assume such defense and shall have acknowledged unconditionally that such Third-Party Claim is subject to indemnification by the Indemnifying Party pursuant to this Article 7. If the Indemnifying Party elects to assume control of the defense of such a Third-Party Claim, (AA) the Indemnifying Party shall thereafter from time to time promptly provide to the Indemnified Party copies of all pleadings filed and all Orders issued in such Action or Proceeding relating to such Third-Party Claim, and shall consult in good faith with the Indemnified Party at reasonable periodic intervals on matters regarding the defense of such Third-Party Claim; (BB) the Indemnified Party shall have the right to participate in such Action or Proceeding at its own expense; (CC) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, default or confess or consent to the entry of judgment or any similar action with respect to any such Third-Party Claim or enter into or agree to any settlement of any such Third-Party Claim (other than a settlement solely for payment of money within the amounts set forth in clause (B)(w) above that contains a full release in favor of the Indemnified Party and its Subsidiaries). If thereafter the Third-Party Claim shall be amended or supplemented such that it no longer meets the criteria set forth in clauses (A) through (B) above, or if at any time after the assumption of control of defense the Indemnifying Party is failing, in the reasonable judgment of the Indemnified Party after written notice to the Indemnifying Party and reasonable opportunity for cure, to pursue the defense of such Third-Party Claim with reasonable diligence and vigor, the Indemnified Party may, upon written notice to the Indemnifying Party, re-assume the control and conduct of the defense of such Third-Party Claim. Where an Action or Proceeding also involves claims that are not subject to indemnification under this Article 7, the Indemnifying Party’s rights with respect to control of defense shall not extend to claims that are not subject to indemnification. Notwithstanding anything to the contrary herein, Purchaser shall have the right (and, at Seller’s request, the obligation) to conduct and control the defense of any Third-Party Claim to the extent that it is for (and is acknowledged by Purchaser to be) an Assumed Liability and Seller shall have the right (and, at Purchaser’s request, the obligation) to conduct and control the defense of any Third-Party Claim to the extent that it is for (and is acknowledged by Seller to be) a Retained Liability.
ARTICLE 8.
TERMINATION, AMENDMENT AND WAIVER
     8.1 Termination. Except as provided in Section 8.2, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:
          (a) by mutual agreement of Seller and Purchaser;
          (b) by Purchaser or Seller, by written notice to the other Party, if: (i) the Closing has not occurred before 5 p.m. Pacific Time on February 27, 2009 (the “Final Date”) (provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose willful failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Closing to occur on or before such date, and provided further, that the Final Date shall be extended for up to three months (but in no event beyond May 27, 2009) at the request of either Party if, as of February 27, 2009, either of the conditions set forth in Section 6.2(c) or Section 6.3(e) are not satisfied but are reasonably capable of being satisfied within such extended period); (ii) there shall be a final nonappealable Order of a federal or state court in effect preventing consummation of the transactions contemplated by this Agreement; or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental or Regulatory Authority that would make consummation of the transactions contemplated by this Agreement illegal;
          (c) by Purchaser, by written notice to Seller, if there shall be any action taken, or any Law enacted, promulgated or issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental or Regulatory Authority, which would: (i) prohibit Purchaser’s ownership or operation of all or any portion of the Business or Purchased Assets, or (ii) compel Purchaser to dispose of or hold separate all or any portion of the Purchased Assets, or limit its operation of the Business;

          (d) by Purchaser, by written notice to Seller, if there has been a Business Material Adverse Effect or a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Seller and (i) Seller is not using commercially reasonable efforts to cure such breach, or such breach has not been cured within thirty (30) calendar days after notice of such breach to Seller (provided, however, that, no cure period shall be required for a breach which by its nature cannot be cured) and (ii) as a result of such breach any of the conditions set forth in Section 6.1 or Section 6.3, as the case may be, would not be satisfied prior to the Closing Date;
          (e) by Seller, by written notice to Purchaser, if there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Purchaser and (i) Purchaser is not using commercially reasonable efforts to cure such breach, or such breach has not been cured within thirty (30) calendar days after notice of such breach to Purchaser (provided, however, that no cure period shall be required for a breach which by its nature cannot be cured), and (ii) as a result of such breach any of the conditions set forth in Section 6.1 or Section 6.2, as the case may be, would not be satisfied as of the Closing Date; or
          (f) by Purchaser, by written notice to Seller, if any of the individuals listed in Schedule 6.3(h)(1) or more than ten percent (10%) of the individuals listed in Schedule 6.3(h)(2) or more than ten percent (10%) of the other Business Employees to whom Purchaser has offered employment following the Closing ceases to be employed by Seller and its Subsidiaries or declines to be employed by Purchaser or a Subsidiary of Purchaser following the Closing.
     8.2 Effect of Termination. In the event of a valid termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Purchaser, BIL or Seller, or their respective officers, directors or stockholders or Affiliates; provided, however, that Purchaser, BIL and Seller shall each remain liable for any breaches of their respective obligations under this Agreement prior to its termination; and provided further that, the provisions of Sections 5.2, 5.3, 5.13 and 8.2, Article 9 (exclusive of Section 9.3) and the applicable definitions set forth in Article 10 shall remain in full force and effect and survive any termination of this Agreement.
     8.3 Amendment; Waiver. This Agreement may be amended, and any term of this Agreement may be waived, by the parties hereto at any time but only by an instrument in writing duly and validly signed on behalf of and delivered to each of the parties hereto.
ARTICLE 9.
MISCELLANEOUS PROVISIONS
     9.1 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or by nationally recognized overnight courier prepaid, to the parties at the following addresses or facsimile numbers:

     If to Purchaser or BIL, to:
Broadcom Corporation
5300 California Avenue
Irvine, California 92617
Facsimile No.: (949) 926-9244
Attn: General Counsel
     with a copy (which shall not constitute notice) to:
Wilmer Cutler Pickering Hale and Dorr LLP
1117 California Avenue
Palo Alto, CA 94304
Facsimile No.: 650-858-6100
Attn.: Rod J. Howard, Esq.
     If to Seller, to:
Advanced Micro Devices, Inc.
One AMD Place
P.O. Box 3453
Sunnyvale, CA 94088
Facsimile No.: (408) 749-4000
Attn: General Counsel
     with a copy (which shall not constitute notice) to:
Latham & Watkins
140 Scott Drive
Menlo Park, CA 94025
Facsimile No.: (650) 463-2600
Attn: Tad J. Freese, Esq.
     All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section 9.1, be deemed given upon delivery, (b) if delivered by facsimile transmission to the facsimile number as provided for in this Section 9.1, be deemed given upon facsimile or telephonic confirmation of successful completion of transmission, and (c) if delivered by overnight courier to the address as provided in this Section 9.1, be deemed given on the earlier of the first Business Day following the date deposited with such overnight courier with the requisite payment and instructions to effect delivery on the next Business Day or upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 9.1). Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving written notice specifying such change to the other Parties and, during the Escrow Period, to the Escrow Agent.
     9.2 Entire Agreement. This Agreement and the Exhibits and Schedules hereto, including the Seller Disclosure Schedule and the Purchaser Disclosure Schedule and the Ancillary Agreements, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except, subject to Section 5.2(c), for the confidentiality provisions of the Project Addendum and the Exclusivity Agreement, which shall continue in force and effect and shall survive any termination of this Agreement in accordance with its terms and the terms of Section 5.2(c).
     9.3 Further Assurances; Post-Closing Cooperation. At any time or from time to time after the Closing, at the request of any Party, the other Parties shall execute and deliver to the requesting Party such other documents and instruments, provide such materials and information and take such other actions as the requesting Party may reasonably request to consummate the transactions contemplated by this Agreement and otherwise to cause the other Party or Parties to fulfill its or their respective obligations under this Agreement and the transactions contemplated hereby.
     9.4 Waiver; Remedies. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, shall be cumulative and not alternative.
     9.5 Third-Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of Purchaser, BIL, Seller, and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person other than any Person entitled to indemnification under Article 7.
     9.6 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned (by operation of Law or otherwise) by any Party without the prior written consent of the other Parties and any attempt to do so shall be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and assigns.
     9.7 Headings. The headings and table of contents used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.
     9.8 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom, and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

     9.9 Governing Law. This Agreement and, except as otherwise expressly provided therein, the Ancillary Agreements and closing documents hereunder shall be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York; provided, that as to transactions contemplated by this Agreement, the Ancillary Agreements and closing documents that are required by Law to be governed by the Laws of another jurisdiction, such matters shall be governed by the Laws of such other jurisdiction.
     9.10 WAIVER OF TRIAL BY JURY. TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN ANY ACTION OR PROCEEDING ARISING HEREFROM, THE PARTIES HERETO CONSENT TO TRIAL WITHOUT A JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO OR ITS SUCCESSORS AGAINST ANY OTHER PARTY HERETO OR ITS SUCCESSORS IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF THE FORM OF ACTION OR PROCEEDING.
     9.11 Construction.
          (a) The Parties hereto agree that this Agreement is the product of negotiation between sophisticated parties and individuals, all of whom were represented by counsel, and each of whom had an opportunity to participate in and did participate in the drafting of each provision hereof. Accordingly, ambiguities in this Agreement, if any, shall not be construed strictly or in favor of or against any Party but rather shall be given a fair and reasonable construction without regard to the rule of contra proferentem.
          (b) The China Asset Purchase Agreement, the India Asset Purchase Agreement, the Japan Asset Purchase Agreement and the Korea Asset Purchase Agreement are intended to supplement this Agreement with respect to the purchase and sale of Assets and Properties in People’s Republic of China, India, Japan and Republic of Korea, respectively. Accordingly, any matters that are not specifically addressed in the China Asset Purchase Agreement, the India Asset Purchase Agreement, the Japan Asset Purchase Agreement or the Korea Asset Purchase Agreement shall be governed by this Agreement, and any matters that are not addressed in this Agreement but are specifically addressed in the China Asset Purchase Agreement, the India Asset Purchase Agreement, the Japan Asset Purchase Agreement or the Korea Asset Purchase Agreement shall be governed by the China Asset Purchase Agreement, the India Asset Purchase Agreement, the Japan Asset Purchase Agreement and the Korea Asset Purchase Agreement, respectively. In the event of any conflict, inconsistency or discrepancy between this Agreement, on the one hand, and the China Asset Purchase Agreement, the India Asset Purchase Agreement, the Japan Asset Purchase Agreement, the Korea Asset Purchase Agreement or the Escrow Agreement, the provisions of this Agreement shall govern, control and prevail.
     9.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     9.13 Specific Performance. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
ARTICLE 10.
DEFINITIONS
     10.1 Definitions. As used in this Agreement, the following defined terms shall have the meanings indicated below (with correlative meanings for the singular or plural forms thereof):
     “Accountant” means a firm of independent certified public accountants of national standing located in the City of Los Angeles which shall be jointly appointed by Purchaser and Seller. If Purchaser and Seller cannot timely agree on the selection of the Accountant, Purchaser and Seller shall each propose one firm of independent certified public accountants of national standing located in the City of Los Angeles, and the firm to serve as Accountant shall be selected by lot.
     “Accrued Bonus Amount” has the meaning ascribed to it in Section 5.7(d)(iii).
     “Acquired Competing Interest” has the meaning ascribed to it in Section 5.10.
     “Action or Proceeding” means any action, suit, complaint, petition, investigation, proceeding, arbitration, litigation or Governmental or Regulatory Authority investigation, audit or other proceeding, whether civil, regulatory, quasi-criminal or criminal, in law or in equity, or before any arbitrator or Governmental or Regulatory Authority.
     “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under common control with, that Person, whether through ownership of voting securities or by Contract or otherwise.
     “Agreement” has the meaning ascribed to it in the forepart of this Agreement.
     “AMD Processor” means either of the following: (i) the x86, x86-64, and IA (Intel Architecture)-64 families of microprocessors, or (ii) any existing or new microprocessors based on the x86, x86-64, and IA-64 family architecture, or any new instruction set for a processor described in clause (i) first introduced by Seller.
     “Ancillary Agreements” means the China Asset Purchase Agreement, the India Asset Purchase Agreement, the Korea Asset Purchase Agreement, the Japan Asset Purchase Agreement, the Intellectual Property License Agreements, the Transition Services Agreement, the Bills of Sale, the Assignment and Assumption Agreement, the Patent Assignments, the Trademark Assignments, the Copyright Assignments, the other instruments of transfer contemplated by Section 1.1, the Real Property Transfer Agreements and the Escrow Agreement.

     “Approval” means any approval, authorization, consent, permit, qualification or registration, or any waiver of any of the foregoing, required to be obtained from or made with, or any notice, statement or other communication required to be filed with or delivered to, any Governmental or Regulatory Authority or any other Person.
     “Asset Acquisition Statement” has the meaning ascribed to it in Section 1.9.
     “Asset Schedules” means Schedules 1.1(a), (b), (c), (d), (e), (f), (g), (h), (i), (j) and (m).
     “Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned, licensed or leased by such Person, including cash, cash equivalents, Investment Assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property Rights and Technology.
     “Assigned Contracts” has the meaning ascribed to it in Section 1.1.
     “Assigned Insurance Proceeds” has the meaning ascribed to it in Section 1.1.
     “Assigned Leasehold and Subleasehold Interests” has the meaning ascribed to it in Section 1.1.
     “Assigned Permits and Approvals” has the meaning ascribed to it in Section 1.1.
     “Assigned Prepayments” has the meaning ascribed to it in Section 1.1.
     “Assigned Warranty Rights” has the meaning ascribed to it in Section 1.1.
     “Assumed Liabilities” has the meaning ascribed to it in Section 1.3.
     “Audited 2007 Business Financials” means the audited financial statements of the Business for the year ended December 29, 2007, in the form required by the Securities and Exchange Commission in connection with the reporting obligations for the transactions contemplated hereby.
     “Audited 2008 Business Financials” means the audited financial statements of the Business related to the applicable periods for 2008, in the form required by the Securities and Exchange Commission in connection with the reporting obligations for the transactions contemplated hereby.
     “Audited Business Financials” means the Audited 2007 Business Financials and the Audited 2008 Business Financials.
     “Books and Records” means all files, documents, instruments, papers, books and records, accounts, personnel records for Continuing Employees, and other printed or written materials, including financial statements, internal reports, Tax Returns and related work papers and letters from accountants, studies, correspondence, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Licenses, patent files, prosecution and enforcement files with respect to Intellectual Property Rights other than Patents, customer lists, computer files and programs (including data processing files and records), retrieval programs, operating data and plans and environmental studies and plans.
     “Business” means the design, development, distribution, marketing, manufacture, use, import, license, offer for sale, sale, maintenance, support or other disposal of the Business Products.
     “Business Books and Records” means the Books and Records evidencing or primarily related to the Purchased Assets or Assumed Liabilities or otherwise required for the operation of the Business.
     “Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of California are authorized or obligated to close.
     “Business Employees” has the meaning ascribed to it in Section 2.15.
     “Business Material Adverse Effect” means a change, effect, event, occurrence or circumstance that is materially adverse to the Business, the Purchased Assets, the Exclusively Licensed IP Assets or the Assumed Liabilities, or Seller’s ability to perform its obligations hereunder or under the Ancillary Agreements; provided, that none of the following shall constitute a Business Material Adverse Effect: changes, effects, events, occurrences and circumstances that are caused primarily and directly by (i) the announcement or pendency of this Agreement and the transactions contemplated hereby; (ii) temporary cyclical changes in the U.S. or Canadian economies or capital markets generally or the semiconductor industry as a whole (to the extent that such changes do not have a disproportionately adverse effect on the Business, the Purchased Assets, or the Assumed Liabilities); (iii) changes in GAAP; or (iv) changes in applicable Law. In any dispute between Purchaser and Seller concerning the existence or occurrence of a Business Material Adverse Effect, the burden of proof with respect to the relevant elements and matters in dispute shall be determined by the adjudicator of such dispute.
     “Business Products” means (a) the Past Business Products, (b) the Current Business Products, (c) the Roadmap Products, and (d) all other integrated circuit chips that Seller and its Subsidiaries have sold within the five (5) years prior to the date hereof as commercialized products designed specifically for use in digital televisions. “Business Products” do not include any IP core, processor, integrated circuit or chipset that, and Software operating thereon or in connection therewith, to the extent that any such IP core, processor, integrated circuit, chipset or Software (i) operates as a graphics processing unit for use in PCs, servers, workstations or Game Consoles, or (ii) a processor core or product that (A) is able to execute the object code of any AMD Processor, (B) substantially utilizes the instruction set of any AMD Processor, (C) has a programmer’s model that is substantially compatible with the programmer’s model of any AMD Processor, or (D) is a chipset (Northbridge/Southbridge) for use with any AMD Processor.

     “Business Real Properties” has the meaning ascribed to it in Section 2.18(a).
     “Business Source Code” has the meaning ascribed to it in Section 2.11(m).
     “Canadian Business Consultant” means one whose relationship to Seller or any of its Subsidiaries (other than as a shareholder and director) is that of independent contractor. The individual is not an employee, agent, partner or joint venturer of Seller or any of its Subsidiaries.
     “Canadian Seller Benefit Plans” means any Seller Benefit Plan which any of Seller or any its Subsidiaries sponsor, administer or contribute to on behalf of any Canadian Business Employee.
     “Cap” means the Escrow Amount plus any additions thereto pursuant to Section 7.2(e); provided, however, that for breaches or violations of or inaccuracies in the representations and warranties set forth in Section 2.3, “Cap” means the Escrow Amount plus (i) any additions thereto pursuant to Section 7.2(e) and (ii) ten million dollars ($10,000,000) (such ten million dollars ($10,000,000) to be recoverable directly from Seller by Purchaser or the applicable Purchaser Indemnitee to the extent such amount is otherwise recoverable pursuant to Article 7).
     “Charges” has the meaning ascribed to it in Section 5.7(e).
     “China Asset Purchase Agreement” means the Asset Purchase Agreement of China Assets, of even date herewith, in substantially the form set forth in Exhibit A.
     “Claimant” has the meaning ascribed to it in Section 5.12(b).
     “Closing” means the closing of the transactions contemplated by Section 1.6.
     “Closing Date” has the meaning ascribed to it in Section 1.6.
     “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
     “Competing Proposal or Inquiry” has the meaning ascribed to it in Section 4.2.
     “Continuing Employees” has the meaning ascribed to it in Section 5.7(a).
     “Contract” means any contract (including leases, subleases, licenses, sublicenses), commitment, agreement or other business arrangement (whether oral or written).
     “Current Business Products” means the products listed in Schedule 10.1(CBP).
     “Disclosure Schedules” means the Seller Disclosure Schedule and the Purchaser Disclosure Schedule.
     “Effective Time” has the meaning ascribed to it in Section 1.1.
     “Environment” means air, surface water, ground water, or land, including land surface or subsurface, and any receptors such as persons, wildlife, fish, biota or other natural resources.

     “Environmental Clean-up Site” means any location which is listed or proposed for listing on the National Priorities List promulgated by the U.S. Environmental Protection Agency, the Comprehensive Environmental Response, Compensation and Liability Information System, or on any similar state list of sites relating to investigation or cleanup, or which is the subject of any pending or threatened Action or Proceeding related to or arising from any location at which there has been a Release or is the presence or has been a threatened or suspected Release or presence of a Hazardous Material.
     “Environmental Law” means any federal, state, provincial, municipal, local or foreign environmental, health and safety or other Law relating to of Hazardous Materials, the distribution in commerce of products or articles containing Hazardous Materials or restricted substances (or the requirement to register or provide notice of the substances contained in those products or articles prior to distribution in commerce), including the Comprehensive, Environmental Response Compensation and Liability Act, the Clean Air Act, the Federal Water Pollution Control Act, the Solid Waste Disposal Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Canadian Environmental Protection Act, 1999, the Fisheries Act (Canada), the European Union Restriction on Hazardous Substances Directive, the European Waste Electronic and Electrical Equipment Directive, the European Union REACH Directive, the California Safe Drinking Water, Toxic Enforcement Act, the Environmental Protection Act (Ontario), the Safe Drinking Water Act (Ontario) and the Ontario Water Resources Act.
     “Environmental Permit” means any permit, license, approval, consent, registration or authorization required under or in connection with any Environmental Law and includes any and all orders, consent orders or binding agreements issued by or entered into with a Governmental or Regulatory Authority.
     “ERISA” means the Employee Retirement Income security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
     “Escrow Agent” means J.P. Morgan Chase (or other institution acceptable to Purchaser and Seller).
     “Escrow Agreement” means the Escrow Agreement, dated as of the Closing Date, by and among Purchaser, Seller and the Escrow Agent.
     “Escrow Amount” means nineteen million two hundred eighty thousand dollars ($19,280,000).
     “Escrow Fund” has the meaning ascribed to it in Section 7.2(a).
     “Escrow Period” has the meaning ascribed to it in Section 7.2(d).
     “EU Business Employees” means the French EU Business Employee and the UK Employees, collectively.
     “EU Continuing Employee” shall means any EU Business Employee: (a) whose contract of employment has effect from the Effective Time as if originally made between Purchaser, or one of its designated Affiliates, and the applicable EU Business Employee pursuant to the operation of the EU Transfer Regulations in the applicable Member State; or (b) who accepts an offer of employment made pursuant to Sections 5.7(a), (b), (c) or (d) or Section 5.7(e)(iv).

     “EU Transferring Employee” means any UK Employee whose contract of employment has effect from the Effective Time as if originally made between Purchaser or one of its designated Affiliates and the applicable UK Employee pursuant to the operation of the EU Transfer Regulations in the UK.
     “EU Transfer Regulations” means any relevant Laws of an applicable Member State of the European Union that implements into that Member State’s national Laws the Acquired Rights Directive (2001/23/EC).
     “Excepted Matters” has the meaning ascribed to it in Section 7.2(c)(v).
     “Excluded Assets” has the meaning ascribed to it in Section 1.2.
     “Excluded Contracts” has the meaning ascribed to it in Section 1.2.
     “Exclusively Licensed IP Assets” means those Licensed IP Assets which are, or will be, as applicable, exclusively licensed to Purchaser and its Affiliates in the relevant field pursuant to the Intellectual Property License Agreements.
     “Exclusivity Agreement” has the meaning ascribed to it in Section 5.2.
     “Expiration Date” has the meaning ascribed to it in Section 7.1.
     “Final Date” has the meaning ascribed to it in Section 8.1(b).
     “Foreign Asset Purchase Agreements” means the China Asset Purchase Agreement, the India Asset Purchase Agreement, the Japan Asset Purchase Agreement and the Korea Asset Purchase Agreement, collectively.
     “French EU Business Employee” means the one (1) employee of Seller or its Subsidiaries located in France as of the date hereof.
     “GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.
     “Game Consoles” means consumer electronic devices that attach to a television and are primarily marketed for the playing of electronic games, such as, or similar to, Microsoft’s Xbox 360, Sony’s PlayStation 3 or Nintendo’s Wii, and including portable devices that are primarily marketed for the playing of electronic games, such as Nintendo DS. “Game Console” excludes [* *].
     “Governmental or Regulatory Authority” means any country (including the United States of America, the People’s Republic of China, Canada, India, Japan, Korea, and the Republic of China); any supranational authority or agency; any state, province, county, borough, city, parish, municipal or other political subdivision or unit of government; any national, federal, provincial, state, county, borough, city, parish, local, municipal, regional, territorial, aboriginal or other government, governmental or public department, branch or ministry; any court, tribunal, arbitrator, authority, agency, bureau, board, commission, district, office or other instrumentality of any of the foregoing; and any quasi-governmental body or self-regulatory organization that exercises governmental, quasi-governmental or regulatory functions, including the New York Stock Exchange, the National Association of Securities Dealers and other stock exchanges and securities industry self-regulatory organizations; any official, officer or other Person exercising the authority of any of the foregoing; and any other Person exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory or Taxing authority or power of any nature.
     “Hazardous Material” means (a) any chemical, material, substance or waste including, containing or constituting petroleum or petroleum products, solvents (including chlorinated solvents), nuclear or radioactive materials, asbestos, radon, lead-based paint, urea formaldehyde foam insulation or polychlorinated biphenyls, (b) any chemicals, materials, substances or wastes which are now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminant” or words of similar import under any Environmental Law; or (c) any other chemical, material, substance or waste which is regulated by any Governmental or Regulatory Authority or which could constitute a nuisance.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Income Tax” means any income, alternative or add-on minimum tax, gross income, gross receipts, franchise, profits, including estimated taxes relating to any of the foregoing, or other similar tax or other like assessment or charge of similar kind whatsoever, excluding any Other Tax, together with any interest and any penalty, addition to tax or additional amount imposed by any Taxing Authority responsible for the imposition of any such tax (domestic or foreign).
     “Indebtedness” of any Person means all obligations of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) under capital leases, and (e) in the nature of a guarantee of any of the obligations described in clauses (a) through (d) above of any other Person.
     “Indemnified Party” means the Party seeking, or entitled to, indemnification under Article 7. Either Purchaser or Seller may be an Indemnified Party, as the context shall indicate.
     “Indemnifying Party” means the Party obligated to provide indemnification or against which indemnification under Article 7 is sought. Either Purchaser or Seller may be an Indemnifying Party, as the context shall indicate.
     “India Asset Purchase Agreement” means the India Asset Purchase Agreement of even date herewith, in substantially the form set forth in Exhibit B.

     “Intellectual Property Cross-License Agreement” means the Intellectual Property Cross-License Agreement of even date herewith, in the form set forth in Exhibit K.1.
     “Intellectual Property License Agreements” mean the Intellectual Property Cross-License Agreement, the IP Core License Agreement, and the Trademark License Agreement, all of even date herewith.
     “Intellectual Property Rights” means all (a) trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, (b) design and utility patents and patent rights (and equivalent rights filed or granted in any jurisdiction, including certificates of invention, as applicable), utility models and utility model rights, patent applications, and all related continuations, continuations-in-part, divisionals, reissues and reexaminations (collectively, “Patents”), (c) copyrights, industrial designs and moral rights, (d) mask work rights and rights in integrated circuit topographies, (e) brand names, trade dress, product designs, product packaging, business and product names, logos, slogans, rights of publicity, (f) trade secrets, inventions (whether patentable or not), and know-how (including all technical information, instructions, improvements, processes, formulae, industrial models, algorithms, designs, specifications, technology and methodologies except that tangible embodiments thereof are included in Technology), (g) all Web addresses, sites and domain names, (h) all data, data bases and data collections and all rights therein, (i) any confidential or proprietary right or information, whether or not subject to statutory registration and whether or not reduced to practice, (j) all applications for and registrations of (and all rights to apply for and register) any right described in subsections (a) through (e) above, and (k) other proprietary rights relating to any of the foregoing or the Technology (including remedies against infringements or misappropriations thereof and rights of protection of interest therein under the laws of all jurisdictions).
     “Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
     “Investment Assets” means all debentures, notes and other evidences of Indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets.
     “IP Communication” has the meaning ascribed to it in Section 5.12(a).
     “IP Core License Agreement” means the IP Core License Agreement of even date herewith, in the form set forth in Exhibit K.2.
     “IT Separation Plan” means the information technology separation plan attached to the Transition Services Agreement.
     “ITA” means the Income Tax Act (Canada).
     “Japan Asset Purchase Agreement” means the Japan Asset Purchase Agreement of even date herewith, in substantially the form set forth in Exhibit C.

     “knowledge” means, with respect to any Person, actual knowledge after due inquiry of any applicable employee of such Person specified on Schedule 10.1(K) attached hereto.
     “Korea Asset Purchase Agreement” means the Korea Asset Purchase Agreement of even date herewith, in substantially the form set forth in Exhibit D.
     “Law” or “Laws” means any law, statute, Order, decree, consent decree, judgment, rule, regulation, ordinance or other pronouncement having the effect of law whether in the United States, any foreign country, or any domestic or foreign state, province, county, city, municipality or other political subdivision or of any Governmental or Regulatory Authority.
     “Lease Documents” has the meaning ascribed to it in Section 2.18(d).
     “Liability” means all Indebtedness, obligations and other liabilities of a Person, whether absolute or contingent (or based upon any contingency), known or unknown, fixed or otherwise, due or to become due, whether or not accrued or paid, and whether required or not required to be reflected in financial statements under GAAP.
     “License” means any Contract that grants a Person the right (whether expressly or by implication), or allows a Person to retain the right, to use or otherwise enjoy the benefits of any Intellectual Property Rights or Technology (including any covenants not to sue with respect to any Intellectual Property Rights).
     “Licensed IP Assets” means (a) the Listed Licensed IP Assets; and (b) the Intellectual Property Rights and Technology owned by or licensed to Seller or any of its Affiliates as of the date hereof or as of the Closing Date and which would be licensed or sublicensed by Seller and its Affiliates to Purchaser and its Subsidiaries pursuant to the Intellectual Property License Agreements.
     “Lien” means any mortgage, pledge, assessment, security interest, lease, lien, easement, license, covenant, condition, levy, charge, option, equity, adverse claim or restriction or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing, except for any restrictions on transfer generally arising under any applicable federal or state securities Law.
     “Listed Licensed IP Assets” means the Intellectual Property Rights and Technology which are listed in the Schedules to the Intellectual Property License Agreements.
     “Listed Purchased Technology” has the meaning ascribed to it in Section 1.1(c).
     “Loss” means any and all damages, fines, fees, Taxes, penalties, charges, assessments, deficiencies, judgments, defaults, settlements and other losses (including lost profits to the extent that such lost profits are the subject of a Third-Party Claim, lost profits in connection with the claims by Purchaser related to inventory, write-offs, write-downs and other diminution in fair market value), and all expenses (including expenses of investigation, defense, prosecution and settlement of claims, court costs, reasonable fees and expenses of attorneys, accountants and other experts) in connection with any Action or Proceeding, Third-Party Claim, or other claim or dispute (including any claim or dispute relating to any right or asserted right under this Agreement or any of the Ancillary Agreements against any party hereto or thereto or otherwise), plus any interest that may accrue on any of the foregoing.

     “Mobile Devices” means battery-operated, handheld electronic personal communication devices, such as, or similar to, cellular telephones, smart phones, PDAs, or pagers, including such devices that are primarily marketed for purposes other than playing electronic games, even if such devices incorporate game-playing functionality, such as, or similar to, Apple’s iPhone or Research In Motion’s Blackberry.
     “Money Laundering Laws” means applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 or the Laws administered or promulgated by, the United States Office of Foreign Asset Controls, or similar Laws of any jurisdiction.
     “Month Bonus” has the meaning ascribed to it in Section 5.7(d)(iii).
     “NDA” has the meaning ascribed to it in Section 5.2(c).
     “Net Insurance Proceeds” has the meaning ascribed to it in Section 7.2(c).
     “Nonassignable Assets” has the meaning ascribed to it in Section 1.7(c).
     “Non-Critical Software” means standard generally available commercial software having an acquisition cost of less than seven hundred fifty dollars ($750) on an individual basis or per employee or seventy five thousand dollars ($75,000) in the aggregate, but excluding any software that comprises, is incorporated in, or is required for the development of, any Business Product.
     “Non-transferring Employee” has the meaning ascribed to it in Section 5.7(b).
     “Officer’s Certificate” has the meaning ascribed to it in Section 7.2(e).
     “Open Source Software” means any open source or free software (including any software licensed pursuant to a GNU public license, Mozilla Public License (MPL), BSD Licenses, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Common Public License or Apache License) or other Software that requires, as a condition of use, modification or distribution, that (a) such Software or other Software incorporated into, derived from or distributed with such Software (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, (iii) be redistributable at no charge, or (iv) be licensed without imposing restrictions on sale or aggregation with third-party Software or hardware, or (b) licenses or covenants not to sue be granted under any Patents.
     “Operating Plan” has the meaning ascribed to it in Section 2.22.
     “Order” means any writ, judgment, decree, injunction or similar requirement or binding obligation or order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

     “Other Purchased Intellectual Property Rights” has the meaning ascribed to it in Section 1.1(b).
     “Other Purchased Technology” has the meaning ascribed to it in Section 1.1(c).
     “Other Tax” means any sales, use, ad valorem, business license, withholding, payroll, employment, excise, stamp, transfer, recording, occupation, premium, property, value added, custom duty, severance, windfall profit or license tax, governmental fee or other similar assessment or charge, together with any interest and any penalty, addition to tax or additional amount imposed by any Taxing Authority responsible for the imposition of any such tax (domestic or foreign).
     “Past Business Products” means the prior commercialized versions of the Current Business Products and the products listed on Schedule 10.1(PBP).
     “Patents” has the meaning ascribed to such term in the definition of Intellectual Property Rights in this Section 10.1.
     “PC” means an x86 desktop, x86 notebook or x86 ultra-mobile personal computer.
     “PCTV Devices” means (a) computer cards and products that both (i) tune, demodulate, process (including encoding, decoding and enhancing audio and video data), record and/or display digital and analog broadcast television signals, and provide related services such as electronic program guides, and (ii) are included in a PC, or require a PC for operation, and (b) Software operating on such computer cards and integrated circuits to the extent necessary to provide the functionality described in clause (a)(i) hereof.
     “Permit” means any license, permit, franchise, authorization, approval or registration.
     “Permitted Exceptions” means (i) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings provided an appropriate reserve is established therefor; (ii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not material to the Business or the Purchased Assets or Assumed Liabilities and that are not resulting from a breach, default or violation by Seller or any of its Subsidiaries of any Contract or instrument for charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings provided an appropriate reserve is established therefor; (iii) zoning, entitlement and other land use and environmental regulations or other requirements by any Governmental or Regulatory Authority provided that such regulations or other requirements have not been violated; and (iv) such other imperfections in title, charges, easements, restrictions and encumbrances which do not materially detract from the value of or materially interfere with the present use of any Assets and Properties of Seller subject thereto or affected thereby.
     “Person” means any natural person, corporation, general partnership, limited partnership, limited liability company or partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

     “Project Addendum” has the meaning ascribed to it in Section 5.2(c).
     “PTO” means the United States Patent and Trademark Office.
     “Purchase Price” has the meaning ascribed to it in Section 1.5.
     “Purchased Assets” has the meaning ascribed to it in Section 1.1.
     “Purchased Furniture and Equipment” has the meaning ascribed to it in Section 1.1.
     “Purchased Intellectual Property Rights” means the Purchased Registered Intellectual Property Rights and the Other Purchased Intellectual Property Rights.
     “Purchased Inventory” has the meaning ascribed to it in Section 1.1.
     “Purchased IP Assets” means the Purchased Intellectual Property Rights and the Purchased Technology.
     “Purchased Registered Intellectual Property Rights” has the meaning ascribed to it in Section 1.1(b).
     “Purchased Software” has the meaning ascribed to it in Section 1.7(a).
     “Purchased Technology” means the Listed Purchased Technology and the Other Purchased Technology.
     “Purchaser” has the meaning ascribed to it in the forepart of this Agreement.
     “Purchaser Closing Deliverables” means (i) the Assignment and Assumption Agreement, and the certificates and instruments required to be executed and delivered by Purchaser at the Closing pursuant to Section 1.1 or to satisfy the conditions to Purchaser’s obligations set forth in Article 6, in each case duly and validly executed by or on behalf of Purchaser; (ii) the legal opinions required by Section 6.2(e); (iv) the Ancillary Agreements required to be delivered by Purchaser to Seller at the Closing (if any) pursuant to Section 6.2(d) and not theretofore executed and delivered by Purchaser; and (v) such other instruments of title and transfer and such other documents as Seller may reasonably request.
     “Purchaser Disclosure Schedule” has the meaning ascribed to it in the forepart of Article 3.
     “Purchaser Field” means the design, development, distribution, marketing, manufacture, use, import, license and sale of any of the following: Current Business Products, Past Business Products, Roadmap Products (or products reasonably contemplated by Seller’s DTV Division roadmap as of the date hereof), products developed or commercialized specifically for the [* *] by Seller or any of its Subsidiaries (other than [* *] products that incorporate [* *] functionality but that are primarily developed and commercialized by Seller and its Subsidiaries for use other than as single-function [* *] products), or products that compete with any of the foregoing products; provided, however, that [* *] are not included in the Purchaser Field.

     “Purchaser Indemnitees” has the meaning ascribed to it in Section 7.2(b).
     “Purchaser Material Adverse Effect” means a change, effect, event, occurrence or circumstance that is materially adverse to the ability of Purchaser to consummate the transactions contemplated by, and to perform its obligations under, this Agreement.
     “Real Property Transfer Agreements” means the lease, sublease, real property license and similar occupancy agreements, and forms of assignment agreements, in substantially the form attached as Exhibit M (with such amendments, reasonably acceptable to Purchaser and Seller, as may be required to obtain applicable landlord consents thereto).
     “Registered Intellectual Property Rights” means all United States, international, foreign and other non-U.S.: (a) Patents (including, for the avoidance of doubt, patent applications); (b) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, other registrations or applications to trademarks or servicemarks, or trademarks or service marks in which common law rights are owned or otherwise controlled; (c) registered copyrights and industrial designs, applications for copyright and industrial design registration; (d) mask work and integrated circuit topography registrations and applications to register mask works and integrated circuit topographies; and (e) other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any Governmental or Regulatory Authority.
     “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Material into the Environment.
     “Representatives” means officers, directors, employees, Affiliates, attorneys, investment bankers, financial advisers, agents and other representatives.
     “Required Purchaser Approvals” means (i) an advance ruling certificate or no-action letter from the Commissioner of Competition under and in compliance with the Competition Act (Canada) with respect to the transactions contemplated by this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, (ii) the approval of the Ministry of Industry under the Investment Canada Act for transactions contemplated by this Agreement and (iii) all other Governmental or Regulatory Authority Approvals required to be obtained by Purchaser for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements (including all required Approvals, if any, under the anti-monopoly Laws of the People’s Republic of China).
     “Required Seller Approvals” means (i) an advance ruling certificate or no-action letter from the Commissioner of Competition under and in compliance with the Competition Act (Canada) with respect to the transactions contemplated by this Agreement and the Ancillary Agreements, (ii) the approval of the Ministry of Industry under the Investment Canada Act for transactions contemplated by this Agreement and (iii) all other Governmental or Regulatory Authority Approvals required to be obtained by Seller for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements (including all required Approvals, if any, under the anti-monopoly Laws of the People’s Republic of China).

     “Restricted Business” has the meaning ascribed to it in Section 5.10.
     “Retained Liabilities” has the meaning ascribed to it in Section 1.4.
     “Revised Statements” has the meaning ascribed to it in Section 1.9.
     “Roadmap Products” means the products listed in Schedule 10.1(RBP).
     “Seller” has the meaning ascribed to it in the forepart of this Agreement; provided, however, that for purposes of Article 2, except where the context otherwise clearly and unambiguously requires, each reference to Seller in Article 2 (and in the definitions and rules of construction in this Article 10 applicable to the defined terms used in Article 2) is intended, and shall be deemed and construed to refer, both individually and collectively, conjunctively and disjunctively, (i) to Seller and each Subsidiary of Seller, separately and individually, that is engaged in the Business or holds any of the Purchased Assets, and (ii) to Seller and its Subsidiaries collectively.
     “Seller Benefit Plan” means (a) each of the “employee benefit plans” (as such term is defined in Section 3(3) of ERISA), of which any of Seller or any of its Subsidiaries, or any member of the same controlled group of businesses as Seller or any of its Subsidiaries within the meaning of Section 4001(a)(14) of ERISA (an “ERISA Affiliate”) is or ever was a sponsor or participating employer or as to which Seller or any of its Subsidiaries or any of their ERISA Affiliates makes contributions or is required to make contributions, and (b) any similar employment, severance or other arrangement or policy of any of Seller or any of its Subsidiaries or any of their ERISA Affiliates (whether written or oral) providing for health, life, vision or dental insurance coverage (including self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits or retirement benefits, fringe benefits, or for profit sharing, deferred compensation, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits, in each case as applicable to any Business Employee.
     “Seller Closing Deliverables” means (i) the Bill of Sale, the Assignment and Assumption Agreement, the Patent Assignment, the Trademark Assignment, the Copyright Assignment, and the certificates and instruments required to be executed and delivered by Seller at the Closing pursuant to Section 1.1 or to satisfy the conditions to Purchaser’s obligations set forth in Article 6, in each case duly and validly executed by or on behalf of Seller; (ii) the consents required by Section 6.3(d), (iii) the legal opinions required by Section 6.3(f); (iv) the Ancillary Agreements required to be delivered by Seller to Purchaser at the Closing (if any) pursuant to Section 6.3(g) and not theretofore executed and delivered by Seller; and (v) such other instruments of title and transfer and such other documents as Purchaser may reasonably request.
     “Seller Disclosure Schedule” has the meaning ascribed to it in the forepart of Article 2.
     “Seller Indemnitees” has the meaning ascribed to it in Section 7.2(b).

     “Seller IP Assets” means any and all Intellectual Property Rights and Technology that (a) are owned by Seller or any of its Subsidiaries (including all Purchased IP Assets); (b) are licensed to Seller or any of its Subsidiaries; (c) were developed or created by or for Seller or any of Subsidiaries; or (d) are used, useful, held for use or intended to be used in, or is necessary for or otherwise related to the conduct of the Business as presently or heretofore conducted or as presently proposed to be conducted, including Intellectual Property Rights and Technology created by any of the founders, employees, independent contractors or consultants of Seller or any of its Subsidiaries for or on behalf or in contemplation of any such entity, whether before or after the incorporation of such entity.
     “Seller Registered Intellectual Property Rights” means all Registered Intellectual Property Rights owned by, filed in the name of, assigned to or applied for by, Seller or any of its Subsidiaries.
     “Severance Liability List” has the meaning ascribed to it in Section 5.7(g).
     “Severance Liability List Dispute Notice” has the meaning ascribed to it in Section 5.7(g).
     “Severance Liability List Review Period” has the meaning ascribed to it in Section 5.7(g).
     “Site” means any of the real properties where the Business is or has been conducted that is currently or previously was owned, leased, occupied, used or operated by Seller or any of its Subsidiaries or any of its or their respective predecessors or any entities previously owned by any of them, including all soil, subsoil, surface waters and groundwater.
     “Software” means any computer software, firmware or RTL in any language, including any compiled language, interpreted language or hardware description language.
     “Source Code” means any human readable source code of Software or any portion or aspect of Software, or any material proprietary information or algorithm contained in or relating to any Software source code.
     “Standard” means standard applicable to the Business that is promulgated by a standards development organization, consortium, trade association, special interest group or like entity, for the purpose of or as a result of widespread adoption. Standards shall include broadly-recognized and broadly-accepted technical specifications applicable to the Business promulgated by organizations like the ITU, ISO, IEC, 3GPP, MPEG, W3C and IETF (various standard development organizations); Infiniband Trade Association; UPnP Forum; USB Implementers Forum, Inc; SALT Forum; Open Mobile Alliance Ltd. (or OMA); and each of the following: (a) Dolby Digital AC-3 audio coding standards and technology; (b) Macrovision’s Analog Protection System (“APS”); (c) MPEG-2, MPEG-3 and MPEG-4; (d) Advanced Television Systems Committee (“ATSC”) standards and technology, DVB-T and DVB-H standards and technology; HDCP standard and related technologies; and (e) High Definition Multimedia Interface standard and related technologies.

     “Subsidiary”, with respect to any Person, means any other Person, whether or not existing on the date hereof, in which the specified Person directly or indirectly through subsidiaries or otherwise, beneficially owns at least fifty percent (50%) of either the equity interest or voting power of or in such other Person or otherwise controls such other Person.
     “Tax” or “Taxes” means Income Taxes and/or Other Taxes, as the context requires.
     “Tax Laws” means the Internal Revenue Code, ITA, federal, state, county, local or foreign Laws relating to Taxes and any regulations or official administrative pronouncements released thereunder.
     “Tax Return” means any return, report, declaration, designation, election, information return, schedule, certificate, statement, undertaking, or other document filed or required to be filed with a Taxing Authority in connection with the determination, assessment, collection, audit or administration of Taxes, or, where none is required to be filed with a Taxing Authority, the statement or other document issued by, a Taxing Authority in connection with any Tax, in each case including any related or supporting schedules, itemizations, and other information with respect to any of the foregoing.
     “Taxing Authority” means any governmental agency, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any foreign jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.
     “Technology” means all tangible embodiments of the Intellectual Property Rights, whether in electronic, written or other media, including invention disclosures, data, directories, Software, Source Code, object code, firmware, technical documentation, specifications, requirements, designs, design, manufacturing, engineering and technical drawings, processes and quality control data, schemes, schematics, diagrams, bills of material, netlists, build instructions, test reports, mask works, integrated circuit topographies, design files, data sheets, reference designs, test vectors, data sheets, algorithms, application programming interfaces, user interfaces, routines, formulae, test vectors, net lists, photomasks, databases, lab notebooks, manuscripts, records, processes, prototypes, samples, studies, know-how, product trees, media, diskettes, logs and access control mechanisms relating thereto, content of web pages, graphical user interfaces, simulations, customer and vendor lists, manuals, marketing materials and literature and other works of authorship.
     “Terminated Continuing Employee” has the meaning ascribed to it in Section 5.7(g).
     “Third-Party Claim” has the meaning ascribed to it in Section 7.2(i).
     “Threshold Amount” has the meaning ascribed to it in Section 7.2(c).
     “Trademark License Agreement” means the Trademark License Agreement of even date herewith, in the form set forth in Exhibit K.3.
     “Transition Services Agreement” means the agreement relating to transition services in substantially the form annexed as Exhibit L.

     “UK Employees” means six (6) employees of Seller or its Subsidiaries located in the United Kingdom as of the date hereof and specifically noted in the confidential letter provided to Purchaser pursuant to Section 2.15(a).
     “Unaudited Business Financials” means the unaudited statement of operations based on the DTV reporting unit of Seller’s consumer electronics segment (incorporating certain additionally allocated costs as set forth therein) for the following periods: (i) the former ATI Technologies ULC fiscal years ended August 31, 2005 and 2006, (iii) Seller’s fiscal year ended December 29, 2007, and (iv) Seller’s fiscal quarter ended March 29, 2008.
     “WARN” means Worker Adjustment and Retraining Notification Act, as amended.
     10.2 Construction.
          (a) Unless the context of this Agreement otherwise requires, (i) words of either gender or the neuter include the other gender and the neuter, (ii) words using the singular number also include the plural number and words using the plural number also include the singular number, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement as a whole and not to any particular Article, Section or other subdivision, (iv) the terms “Article” or “Section” or other subdivision refer to the specified Article, Section or other subdivision of the body of this Agreement, (v) the phrases “ordinary course of business” and “ordinary course of business consistent with past practice” refer to the business and practice of Seller consistent with past practice since October 25, 2006, (vi) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,”; (vii) when a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated, (viii) when a statement herein with respect to a particular matter is qualified by the phrase “in all material respects,” materiality shall be determined solely by reference to, and solely within the context of, the specified matter and not with respect to the entirety of this Agreement or the entirety of the transactions contemplated hereby, (ix) for any document or other item to have been “made available” heretofore or prior to the execution or date of this Agreement such document or other item must be deposited at least three (3) calendar days prior to the date hereof (or if deposited more recently, provided such notice of such deposit and a copy of thereof was give to Purchaser) into the data room heretofore established by Seller with written notice of such deposit and a copy of such deposit was made to Purchaser and (x) all references to “dollars” or “$” shall mean United States dollars. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under U.S. GAAP, unless otherwise expressly stated. When used herein, the terms “Party” or “Parties” refer to Purchaser and BIL, on the one hand, and Seller, on the other hand, and the terms “third party,” “third-party” or “third parties” refers to Persons other than Purchaser, BIL and Seller. Without limiting the respects in which a matter may otherwise be deemed to be material, a matter shall be deemed to be “material” if it has a fair market value or notional value, or involves total nominal obligations, Liabilities or Losses, or total nominal receipts or payments, in excess of two hundred fifty thousand dollars ($250,000).
          (b) The drafting and negotiation of the representations, warranties, covenants and conditions to the obligations of Seller, Purchaser and BIL herein reflect compromises, and certain provisions may overlap with other provisions or may address the same or similar subject matters in different ways or for different purposes. It is the intention of the parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (i) the representations, warranties, covenants and closing conditions in this Agreement shall be construed to be cumulative; (ii) each representation, warranty, covenant and closing condition in this Agreement shall be given full separate and independent effect; and (iii) no limitation in or exception to any representation, warranty, covenant or closing condition shall be construed to limit or apply to any other representation, warranty, covenant or closing condition unless such limitation or exception is expressly made applicable to such other representation, warranty, covenant or closing condition.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives as of the date first written above.

ADVANCED MICRO DEVICES, INC.
By:	/s/ Harry A. Wolin
	Name:	Harry A. Wolin
	Title:	Sr. Vice President, General Counsel & Secretary

BROADCOM CORPORATION
By:	/s/ Scott A. McGregor
	Name:	Scott A. McGregor
	Title:	President and Chief Executive Officer

BROADCOM INTERNATIONAL LIMITED
By:	/s/ Scott A. McGregor
	Name:	Scott A. McGregor
	Title:	President and Chief Executive Officer